Exhibit 2.1
EXECUTION COPY

CONTRIBUTION AGREEMENT
by and among
PARKWAY PROPERTIES, INC.;
PARKWAY PROPERTIES LP;
EOLA OFFICE PARTNERS LLC (“EOP”);
EOLA CAPITAL LLC (“EOC”);
THE MEMBERS OF EOP AND EOC
THAT ARE PARTIES HERETO;
and
THE MEMBERS OF BANYAN STREET OFFICE
HOLDINGS LLC THAT ARE PARTIES HERETO.
April 10, 2011

-i-

-ii-

-iii-

-iv-

Page
16.12 Schedules and Exhibits	115
16.13 Time Periods	116
16.14 Specific Performance	116
Exhibits

Revenue Target Amounts	A-1; A-2
Focus Plan Targets	B
Earn-Out Assets	C
Form of Acquired Company Legal Opinion	D
Form of Parent Legal Opinion	E-1
Form of Parent REIT Tax Opinion	E-2
Form of Registration Rights Agreement	F
FIRPTA Certificates	G-1; G-2
Related Agreements	H
Managed Properties	I
Lock-up and Voting Agreement	J
EOP Revenue Amount	K-1
EOC Revenue Amount	K-2
Purchase and Sale Agreement Transactions	L
Methods of Calculating WC	M
EOC Reduction Amount	N-1
EOP Reduction Amount	N-2
Form of Assignment and Transfer of Interest	O-1; O-2

-v-

CONTRIBUTION AGREEMENT
     This Contribution Agreement (this “Agreement”), dated as of April 10, 2011, is by and among Eola Office Partners LLC, a Florida limited liability company (“EOP”), EOLA Capital LLC, a Florida limited liability company (“EOC”), Parkway Properties, Inc., a Maryland corporation (“Parent”), Parkway Properties LP, a Delaware limited partnership (“Partnership”), Banyan Street Office Holdings LLC, a Florida limited liability company (“Banyan”), the members of EOP (each such member of EOP and Banyan, a “Member” and collectively, with Banyan, the “Members”) and each of Rodolfo Prio Touzet, a resident of the State of Florida and Lorri Dunne, a resident of the State of Florida (each, an “EOC Beneficial Owner” and collectively, the “EOC Beneficial Owners”), which EOC Beneficial Owners own all of the membership interests of Banyan, which holds membership interests in EOC. EOP, EOC, Parent, Partnership, Banyan, the Members and the EOC Beneficial Owners are sometimes referred to herein as the “Parties” and each, a “Party.”
     WHEREAS, upon the terms and subject to the conditions set forth in this Agreement, (i) the Members of EOP desire to contribute all of the outstanding units of membership interests in EOP (each, an “EOP Unit”) to Partnership (the “EOP Contribution”) in exchange for the right to receive the EOP Per Unit Consideration, plus the EOP Earn-Out Payments, if applicable; and (ii) Banyan desires to contribute all of its units of membership interest in EOC (each, an “EOC Unit”) to Partnership (the “EOC Contribution” and, together with the EOP Contribution, the “Contributions”), in exchange for the right to receive the EOC Per Unit Consideration, plus the EOC Earn-Out Payments, if applicable, which consideration Banyan desires to be paid directly to the EOC Beneficial Owners;
     WHEREAS, simultaneously with the execution and delivery of this Agreement, the Parties and certain of their respective Affiliates are entering into the following other transaction agreements (the “Other Transaction Agreements”): (i) one or more purchase and sale agreements, pursuant to which, among other things, Affiliates of Parent shall directly or indirectly purchase interests in certain real property and improvements as listed on Exhibit L hereto; (ii) a master transaction agreement (the “Global Agreement”) relating to certain governance and other matters regarding the Transactions and providing for the execution and delivery of other agreements by the Parties and the transactions contemplated by the Other Transaction Agreements; and (iii) a contribution agreement by and between Partnership and ACP Peachtree Center Manager LLC relating to an equity investment by Partnership in ACP Peachtree Center Manager LLC (collectively, the “Other Transactions”);
     WHEREAS, the general partner of Partnership and the respective board of managers or members of each of EOP, EOC, and Banyan, as applicable, have each adopted resolutions approving this Agreement and the Other Transactions;
     WHEREAS, neither the approval of the shareholders of Parent nor the approval of the limited partners of Partnership is required in connection with the Transactions and the Contributions.

     WHEREAS, the Parties intend that the Contributions shall be treated for federal income tax purposes, as (i) (A) a taxable sale of each Member’s EOP Units and Banyan’s EOC Units, as applicable, to the extent required by the Treasury Regulations under Code Section 707 relating to “disguised sales” that a Member or an EOC Beneficial Owner (as successor to Banyan) receives cash in connection with the Contributions, including without limitation, cash provided as part of the Earn-Out Payments, and (B) otherwise as a tax-free contribution by each Member of its EOP Units and to Banyan of its EOC Units to Partnership under Section 721 of the Code, and (ii) a distribution by Banyan to the EOC Beneficial Owners of the EOC Consideration under Section 731 of the Code.
     NOW THEREFORE, the Parties acknowledge the adequacy and receipt of the consideration provided to each through their respective representations, warranties, conditions, rights and promises contained in this Agreement, and other good and valuable consideration, and intending to be legally bound hereby, agrees as provided below.
ARTICLE 1
DEFINITIONS
     1.1 Definitions. Capitalized terms not otherwise defined in this Agreement shall have the meanings set forth in Article 15. Accounting terms not otherwise defined in this Agreement shall be interpreted in accordance with GAAP.
ARTICLE 2
THE CONTRIBUTIONS
     2.1 The EOP Contribution.
          2.1.1 Upon the terms and subject to the conditions set forth in this Agreement, at Closing, each Member of EOP shall sell, transfer, convey, contribute and deliver to Partnership all of such Members’ EOP Units, with such Members’ EOP Units collectively representing 100% of the EOP Units outstanding, and shall execute and deliver to Partnership an Assignment and Transfer of Interest in the form of Exhibit O-1 hereto.
          2.1.2 In exchange for the contribution of the EOP Units to Partnership, Partnership shall pay or issue to each EOP Member (i) at the Closing, an amount equal to the number of EOP Units held by such EOP Member immediately prior to Closing, multiplied by the EOP Per Unit Cash Consideration (and together with the EOP Earn-Out Payments, the “EOP Per Unit Consideration”), and (ii) thereafter, the EOP Earn-Out Payments, if any, in accordance with the terms and conditions of Section 3.4.
          2.1.3 If, between the date of this Agreement and the Closing, the outstanding EOP Units shall have been changed into a different number of units or a different class by reason of any reclassification, recapitalization, dividend, split-up, combination, exchange of units or similar adjustment, without limiting any other rights hereunder, the EOP Per Unit Consideration shall be ratably adjusted; provided that nothing in this Section 2.1.3 shall be construed to permit EOP to take any action with respect to its Equity Interests that is prohibited or not expressly permitted by the terms of this Agreement.

     2.2 The EOC Contribution.
          2.2.1 Upon the terms and subject to the conditions set forth in this Agreement, at Closing, Banyan shall sell, transfer, convey, contribute and deliver to Partnership all of Banyan’s EOC Units, which represent all of the EOC Units outstanding that are not owned by EOP, and shall execute and deliver to Partnership an Assignment and Transfer of Interest in the form of Exhibit O-2 hereto.
          2.2.2 In exchange for the contribution of the EOC Units to Partnership, at the direction of Banyan, Partnership shall pay or issue to Banyan (i) at the Closing, an amount equal to the number of EOC Units held by Banyan immediately prior to Closing, multiplied by the EOC Per Unit Cash Consideration (and together with the EOC Earn-Out Payments, the “EOC Per Unit Consideration”), and (ii) thereafter, the EOC Earn-Out Payments, if any, in accordance with the terms and conditions of Section 3.4, and Banyan shall have no rights with respect thereto.
          2.2.3 If, between the date of this Agreement and the Closing, the outstanding EOC Units shall have been changed into a different number of units or a different class by reason of any reclassification, recapitalization, dividend, split-up, combination, exchange of units or similar adjustment, without limiting any other rights hereunder, the EOC Per Unit Consideration shall be ratably adjusted; provided that nothing in this Section 2.2.3 shall be construed to permit EOC to take any action with respect to its Equity Interests that is prohibited or not expressly permitted by the terms of this Agreement.
     2.3 Closing. Unless this Agreement shall have been terminated pursuant to Article 14, subject to the satisfaction or waiver of the conditions to the obligations of the Parties set forth in Article 7, Article 8 and Article 9 of this Agreement, a closing to effectuate the Contributions (the “Closing”) shall take place at 10:00 a.m. (Eastern time) on the third (3rd) Business Day following the satisfaction or waiver of all the conditions set forth in Article 7, Article 8 and Article 9 of this Agreement (other than conditions which, by their nature, are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions), at the offices of Hunton & Williams LLP, Bank of America Plaza, 600 Peachtree Street, N.E., Suite 4100, Atlanta, Georgia, 30308 or at such other time or place as the Parties may mutually agree in writing. The date on which the Closing is to occur is sometimes referred to in this Agreement as the “Closing Date.”
ARTICLE 3
EFFECT OF THE CONTRIBUTIONS
     3.1 Required Tax Withholding.
          3.1.1 Partnership shall be entitled to deduct and withhold from the consideration otherwise payable to any Member or EOC Beneficial Owner pursuant to this Agreement such amounts as Partnership is required to deduct and withhold with respect to the making of such payment under the Code or any other provision of federal, state, local or foreign Tax Law; provided, however, that no amount shall be withheld from the consideration otherwise payable to a Member or EOC Beneficial Owner pursuant to this Agreement, except (a) to the extent that Partnership has previously been notified by a Member or EOC Beneficial Owner (as provided in Section 3.1.3 below) that any such withholding is required, or (b) Partnership has reasonably determined that such withholding is required by applicable Law; and provided further that if Partnership (or any of its Affiliates) intends to withhold any amount based on a reasonable determination pursuant to clause (b) of the immediately preceding proviso, Partnership shall provide reasonable advance written notice to the relevant Member or EOC Beneficial Owner of Partnership’s intent to so withhold and a summary of the rationale for such withholding. To the extent that amounts are withheld by Partnership, such withheld amounts (1) shall be remitted promptly and in accordance with applicable Law by Partnership to the applicable Governmental Authority, and (2) shall be treated for all purposes of this Agreement as having been paid to the relevant Member or EOC Beneficial Owner in respect of which such deduction and withholding was made by Partnership and shall be deemed part of the EOP Per Unit Consideration or EOC Per Unit Consideration, as applicable. Partnership shall promptly provide to the relevant Member or EOC Beneficial Owner written evidence reasonably satisfactory to the Member or EOC Beneficial Owner of any such remittance.
          3.1.2 A Member or EOC Beneficial Owner, as applicable, shall notify Partnership in writing of any action or event that would otherwise require Partnership to withhold under applicable Law any amount from the consideration otherwise payable to a Member or EOC Beneficial Owner pursuant to this Agreement. The notice required by this Section 3.1.2 shall include information sufficient to enable Partnership to determine to withhold the proper amount from any such payment, and to report such amounts to the appropriate Governmental Authority.
          3.1.3 Each of Partnership, the Members, and the EOC Beneficial Owners acknowledge that, as of the date hereof, neither it nor any of its Affiliates has any knowledge that any amount is required to be withheld by Partnership from any portion of any consideration payable pursuant to this Agreement.
     3.2 No Further Ownership Rights. At and after the Closing, the EOP Per Unit Consideration and the EOC Per Unit Consideration, each as applicable, payable pursuant to this Article 3 in accordance with the terms hereof shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to the Equity Interests of EOP and Banyan’s Equity Interests of EOC, as the case may be, and the EOP Former Members and Banyan and the EOC Beneficial Owners shall have no further ownership or other rights with respect thereto.
     3.3 Further Assurances. If, at any time after the Closing, the officers of EOP or EOC, as applicable, determine that any further action is necessary to carry out the purposes of this Agreement or to vest EOP or EOC (as applicable) with full right, title and possession of and to all rights and property of EOP, or EOC, as the case may be, the officers of EOC and EOP and Parent shall be fully authorized (in the name of EOP, EOC, and otherwise) to take such action.
     3.4 Earn-Out; Earn-Up.
          3.4.1 EOP Earn-Out Payments. In addition to the payment of the EOP Per Unit Cash Consideration in accordance with Section 2.1.2, the EOP Former Members shall be entitled to EOP Earn-Out Payments, if any, in accordance with the terms set forth in this Section 3.4.
(a)	If the Management Earn-Out Revenues during the 2011 Earn-Out Period are less than the Management Earn-Out Revenue Threshold, neither Parent nor Partnership shall have any obligation to issue any additional OP Units pursuant to this Section 3.4 with respect to the 2011 Earn-Out Period.

(b)	If the Management Earn-Out Revenues during the 2011 Earn-Out Period are equal to or greater than the Management Earn-Out Revenue Threshold, then Partnership shall issue and pay to each EOP Former Member (i) a number of OP Units determined as set forth in Exhibit A-1, multiplied by (y) 0.75, multiplied by (z) the EOP Former Member’s applicable EOP Membership Interest Percentage (the resulting amount, the “2011 EOP Unit Payment”), plus (ii) a cash payment in an amount equal to (A) the aggregate amount of distributions declared on such number of OP Units during the 2011 Earn-Out Period, plus (B) all distributions declared on such number of OP Units from the end of the 2011 Earn-Out Period through the date of delivery of the 2011 EOP Unit Payment (including, in the case of clauses (A) and (B), any distributions declared during such period with a record date prior to delivery of the 2011 EOP Unit Payment and a payment date after delivery of the 2011 EOP Unit Payment) (together with the 2011 EOP Unit Payment, the “2011 EOP Revenue Payment”).

(c)	If the Management Earn-Out Revenues during the 2012 Earn-Out Period are less than the Management Earn-Out Revenue Threshold, then neither Parent nor Partnership shall have any obligation to issue any additional OP Units pursuant to this Section 3.4 with respect to the 2012 Earn-Out Period.

(d)	If the Management Earn-Out Revenues during the 2012 Earn-Out Period are equal to or greater than the Management Earn-Out Revenue Threshold, then Partnership shall issue and pay to each EOP Former Member (i)(x) a number of OP Units determined as set forth in Exhibit A-2, multiplied by (y) 0.75, multiplied by (z) the EOP Former Member’s applicable EOP Membership Interest Percentage (the resulting amount, the “2012 EOP Unit Payment”), plus (ii) a cash payment in an amount equal to (A) the aggregate amount of distributions declared on such number of OP Units during the 2011 Earn-Out Period and the 2012 Earn-Out Period, plus (B) all distributions declared on such number of OP Units from the end of the 2012 Earn-Out Period through the date of delivery of the 2012 EOP Unit Payment (including, in the case of clauses (A) and (B), any distributions declared during such period with a record date prior to delivery of the 2012 EOP Unit Payment and a payment date after delivery of the 2012 EOP Unit Payment) (together with the 2012 EOP Unit Payment, the “2012 EOP Revenue Payment”).

(e)	In addition to the 2011 EOP Revenue Payment and the 2012 EOP Revenue Payment, if any, Partnership shall issue and pay to each EOP Former Member (i) a number of OP Units equal to (x) the Focus Plan Amount, multiplied by (y) 0.75, multiplied by (z) the EOP Former Member’s applicable EOP Membership Interest Percentage (the resulting amount, the “EOP Focus Plan Payment”), plus (ii) a cash payment in an amount equal to (A) the aggregate amount of distributions declared during the 2011 Earn-Out Period and the 2012 Earn-Out Period on such number of OP Units, plus (B) all distributions declared on such number of OP Units from the end of the 2012 Earn-Out Period through the date of delivery of the EOP Focus Plan Payment (including, in the case of clauses (A) and (B), any distributions declared during such period with a record date prior to delivery of the EOP Focus Plan Payment and a payment date after delivery of the EOP Focus Plan Payment).

(f)	In addition to the 2011 EOP Revenue Payment, the 2012 EOP Revenue Payment and the EOP Focus Plan Payment, if any, Partnership shall issue and pay to each EOP Former Member (i) a number of OP Units equal to (x) the Earn-Up Amount, multiplied by (y) 0.75, multiplied by (z) the EOP Former Member’s applicable EOP Membership Interest Percentage (the resulting amount, the “EOP Earn-Up Payment”), plus (ii) a cash payment in an amount equal to (A) the aggregate amount of distributions declared during the 2011 Earn-Out Period and the 2012 Earn-Out Period on such number of OP Units, plus (B) all distributions declared on such number of OP Units from the end of the 2012 Earn-Out Period through the date of delivery of the EOP Earn-Up Payment (including, in the case of clauses (A) and (B), any distributions declared during such period with a record date prior to delivery of the EOP Earn-Up Payment and a payment date after delivery of the EOP Earn-Up Payment) (together with the EOP Earn-Up Payment, the EOP Focus Plan Payment, the 2011 EOP Revenue Payment and the 2012 EOP Revenue Payment, the “EOP Earn-Out Payments”).

(g)	In addition to the EOP Earn-Out Payments, upon the occurrence of a Principal Termination Event, if applicable, Partnership shall issue and pay to each EOP Former Member:
          (i) (x) a number of OP Units equal to (1) 1,574,000, multiplied by (2) 0.75, multiplied by (3) the EOP Former Member’s applicable EOP Membership Interest Percentage, minus (y) all 2011 EOP Unit Payments, 2012 EOP Unit Payments and EOP Focus Plan Payments, if any, previously issued to such EOP Former Member (the resulting amount, the “EOP Termination Event Payment”); plus
          (ii) a cash payment in an amount equal to the aggregate amount of distributions declared on such number of OP Units during the time period commencing on the first day of the 2011 Earn-Out Period and ending on the date of delivery of the EOP Termination Event Payment (including any distribution declared during such period with a record date prior to delivery of the EOP Termination Event Payment and a payment date after delivery of the EOP Termination Event Payment).
(h)	In no event shall the EOP Earn-Out Payments and the EOP Termination Event Payment, in the aggregate, exceed the EOP Cap Amount.

(i)	Following the determination of any 2011 EOP Unit Payment, 2012 EOP Unit Payment, EOP Focus Plan Payment, EOP Earn-Up Payment or EOP Termination Event Payment, as applicable, Parent or Partnership shall deliver to each EOP Former Member evidence of delivery of the issuance of OP Units equal to any 2011 EOP Unit Payment, 2012 EOP Unit Payment, EOP Focus Plan Payment, EOP Earn-Up Payment or EOP Termination Event Payment.
          3.4.2 EOC Earn-Out Payments. In addition to the payment of the EOC Per Unit Cash Consideration in accordance with Section 2.2.2, the EOC Beneficial Owners, as the sole members of the EOC Former Member, shall be entitled to EOC Earn-Out Payments, if any, in accordance with the terms set forth in this Section 3.4.
(a)	If the Management Earn-Out Revenues during the 2011 Earn-Out Period are less than the Management Earn-Out Revenue Threshold, then neither Parent nor Partnership shall have any obligation to issue any additional OP Units pursuant to this Section 3.4 with respect to the 2011 Earn-Out Period.

(b)	If the Management Earn-Out Revenues during the 2011 Earn-Out Period are equal to or greater than the Management Earn-Out Revenue Threshold, then Partnership shall issue and pay to each EOC Beneficial Owner (i)(x) a number of OP Units determined as set forth in Exhibit A-1, multiplied by (y) 0.25, multiplied by (z) the EOC Beneficial Owner’s applicable Banyan Membership Interest Percentage (the resulting amount, the “2011 EOC Unit Payment”), plus (ii) a cash payment in an amount equal to (A) the aggregate amount of distributions declared on such number of OP Units during the 2011 Earn-Out Period, plus (B) all distributions declared on such number of OP Units from the end of the 2011 Earn-Out Period through the date of delivery of the 2011 EOC Unit Payment (including, in the case of clauses (A) and (B), any distributions declared during such period with a record date prior to delivery of the 2011 EOC Unit Payment and a payment date after delivery of the 2011 EOC Unit Payment) (together with the 2011 EOC Unit Payment, the “2011 EOC Revenue Payment”).

(c)	If the Management Earn-Out Revenues during the 2012 Earn-Out Period are less than the Management Earn-Out Revenue Threshold, then neither Parent nor Partnership shall have any obligation to issue any additional OP

Units pursuant to this Section 3.4 with respect to the 2012 Earn-Out Period.

(d)	If the Management Earn-Out Revenues during the 2012 Earn-Out Period are equal to or greater than the Management Earn-Out Revenue Threshold, then Partnership shall issue and pay to each EOC Beneficial Owner (i)(x) a number of OP Units determined as set forth in Exhibit A-2, multiplied by (y) 0.25, multiplied by (z) the EOC Beneficial Owner’s applicable Banyan Membership Interest Percentage (the resulting amount, the “2012 EOC Unit Payment”), plus (ii) a cash payment in an amount equal to (A) the aggregate amount of distributions declared on such number of OP Units during the 2011 Earn-Out Period and the 2012 Earn-Out Period, plus (B) all distributions declared on such number of OP Units from the end of the 2012 Earn-Out Period through the date of delivery of the 2012 EOC Unit Payment (including, in the case of clauses (A) and (B), any distributions declared during such period with a record date prior to delivery of the 2012 EOC Unit Payment and a payment date after delivery of the 2012 EOC Unit Payment) (together with the 2012 EOC Unit Payment, the “2012 EOC Revenue Payment”).

(e)	In addition to the 2011 EOC Revenue Payment and the 2012 EOC Revenue Payment, if any, Partnership shall issue and pay to each EOC Beneficial Owner (i) a number of OP Units equal to (x) the Focus Plan Amount, multiplied by (y) 0.25, multiplied by (z) the EOC Beneficial Owner’s applicable Banyan Membership Interest Percentage (the resulting amount, the “EOC Focus Plan Payment”), plus (ii) a cash payment in an amount equal to (A) the aggregate amount of distributions declared on such number of OP Units during the 2011 Earn-Out Period and the 2012 Earn-Out Period, plus (B) all distributions declared on such number of OP Units from the end of the 2012 Earn-Out Period through the date of delivery of the EOC Focus Plan Payment (including, in the case of clauses (A) and (B), any distributions declared during such period with a record date prior to delivery of the EOC Focus Plan Payment and a payment date after delivery of the EOC Focus Plan Payment).

(f)	In addition to the 2011 EOC Revenue Payment, the 2012 EOC Revenue Payment and the EOC Focus Plan Payment, if any, Partnership shall issue and pay to each EOC Beneficial Owner (i) a number of OP Units equal to (x) the Earn-Up Amount, multiplied by (y) 0.25, multiplied by (z) the EOC Beneficial Owner’s applicable Banyan Membership Interest Percentage (the resulting amount, the “EOC Earn-Up Payment”), plus (ii) a cash payment in an amount equal to (A) the aggregate amount of distributions declared during the 2011 Earn-Out Period and the 2012 Earn-Out Period on such number of OP Units, plus (B) all distributions declared on such number of OP Units from the end of the 2012 Earn-Out Period through the date of delivery of the EOC Earn-Up Payment (including, in the case of clauses (A) and (B), any distributions declared during such period with a record date prior to delivery of the EOC Earn-Up Payment and a payment date after delivery of the EOC Earn-Up Payment) (together with the EOC Earn-Up Payment, the EOC Focus Plan Payment, the 2011 EOC Revenue Payment and the 2012 EOC Revenue Payment, the “EOC Earn-Out Payments”).

(g)	In addition to the EOC Earn-Out Payments, upon the occurrence of a Principal Termination Event, if applicable, Partnership shall issue and pay to each EOC Beneficial Owner:
          (i) (x) a number of OP Units equal to (1) 1,574,000, multiplied by (2) 0.25, multiplied by (3) the EOC Beneficial Owner’s applicable Banyan Membership Interest Percentage, minus (y) all 2011 EOC Unit Payments, 2012 EOC Unit Payments and EOC Focus Plan Payments, if any, previously issued to such EOC Beneficial Owner (the resulting amount, the “EOC Termination Event Payment”); plus
          (ii) a cash payment in an amount equal to the aggregate amount of distributions declared on such number of OP Units during the time period commencing on the first day of the 2011 Earn-Out Period and ending on the date of delivery of the EOC Termination Event Payment (including any dividend and other distributions declared during such time period with a record date prior to delivery of the EOC Termination Event Payment and a payment date after delivery of the EOC Termination Event Payment).
(h)	In no event shall the EOC Earn-Out Payments and the EOC Termination Event Payment, in the aggregate, exceed the EOC Cap Amount.

(i)	Following the determination of any 2011 EOC Unit Payment, 2012 EOC Unit Payment, EOC Focus Plan Payment, the EOC Earn-Up Payment or EOC Termination Event Payment, as applicable, Parent or Partnership shall deliver to each EOC Beneficial Owner evidence of the issuance of OP Units equal to any 2011 EOP Unit Payment, 2012 EOP Unit Payment, EOP Focus Plan Payment, EOC Earn-Up Payment or EOC Termination Event Payment.
          3.4.3 Earn-Out Statement.
(a)	At least thirty (30) days prior to the last day of each of the 2011 Earn-Out Period and 2012 Earn-Out Period, Parent shall, at its expense, prepare, submit and deliver to Sellers’ Representatives a draft statement setting forth in writing and in reasonable detail, including information by property and category of revenue, Parent’s good faith calculation of the Management Earn-Out Revenues for the period between the Closing Date and September 30, 2011 with respect to the 2011 Earn-Out Period and the nine-month period ended September 30, 2012 with respect to the 2012 Earn-Out Period.

(b)	As promptly as practicable, but in no event later than forty-five (45) days following the end of the 2011 Earn-Out Period or the 2012 Earn-Out Period, as applicable (each, a “Statement Delivery Date”), Parent shall, at its expense, prepare, submit and deliver to Sellers’ Representatives a statement (the “Earn-Out Statement”), setting forth in writing and in reasonable detail, including information by property and category of revenue, Parent’s good-faith calculation of the applicable EOP Earn-Out Payments and EOC Earn-Out Payments, if any, payable to the EOP Former Members and/or the EOC Beneficial Owners, as applicable, in accordance with this Section 3.4. In addition, on or prior to the delivery of each Earn-Out Statement, Sellers’ Representatives shall be entitled, and Parent shall, at its expense, provide or provide reasonable access (in a manner not unreasonably disruptive to the Business) to EOP and EOC to review the books, records, documents and work papers (including, without limitation, the general ledger and bank statements) related to the preparation of the Earn-Out Statement. Sellers’ Representatives shall be entitled to make reasonable inquiries and information requests of Parent, Partnership, EOP and EOC regarding the Earn-Out Statement and the calculations set forth therein. In the event that Parent shall fail to deliver the Earn-Out Statement by any Statement Delivery Date, then Sellers’ Representatives shall be entitled to provide notice of such failure to Parent (each such notification, a “Statement Delivery Notification”). If, within, fifteen (15) days following the delivery of a Statement Delivery Notification by Sellers’ Representatives to Parent, Parent does not deliver the applicable Earn-Out Statement to Sellers’ Representatives, then the Earn-Out Statement shall be deemed to have been delivered by Parent setting forth Management Earn-Out Revenues equal to the Maximum Earn-Out Revenue Amount with respect to the 2011 Earn-Out Period or the 2012 Earn-Out Period, as applicable.
          3.4.4 Earn-Out Objection.
(a)	If Sellers’ Representatives have any objections to the calculations set forth in the Earn-Out Statement, then, within fifteen (15) days after receipt of the Earn-Out Statement, Sellers’ Representatives jointly shall deliver to Parent a single written statement (an “Earn-Out Objections Statement”) setting forth their objections thereto in reasonable detail and the basis therefor; provided, however, that such fifteen (15)-day period shall be tolled for any period during which Parent, Partnership, EOP or EOC shall fail to make available to Sellers’ Representatives all books, records, documents and work papers requested by Sellers’ Representatives pursuant to Section 3.4.3(b), which are required to be made available to Sellers’ Representatives under Section 3.4.3(b) (except where providing reasonable access to books, records documents and work papers pursuant to Section 3.4.3(b) cannot be done in a manner that is not unreasonably disruptive to the Business). Each Earn-Out Objections Statement shall (i) include a copy of Parent’s calculations marked to indicate those specific line items that are in dispute, and (ii) be accompanied by Sellers’ Representatives’ calculations of each of the disputed line items and Sellers’ Representatives’ revised calculations setting forth its determination of the EOP Earn-Out Payment or the EOC Earn-Out Payment, as applicable, together with a detailed description of the basis for any such disagreement. All such line items that are not disputed shall be final, binding and non-appealable for all purposes hereunder. If an Earn-Out Objections Statement is not delivered to Parent within fifteen (15) days after delivery of the Earn-Out Statement, the Earn-Out Statement shall be final and binding on and non-appealable by, the Parties; provided, however, that such fifteen (15) day period shall be tolled for any period during which Parent, Partnership, EOP or EOC shall fail to make available to Sellers’ Representatives all books, records, documents and work papers requested by Sellers’ Representatives pursuant to Section 3.4.3(b), which are required to be made available to Sellers’ Representative under Section 3.4.3(b) (except where providing reasonable access to books, records documents and work papers pursuant to Section 3.4.3(b) cannot be done in a manner that is not unreasonably disruptive to the Business). If an Earn-Out Objections Statement is delivered to Parent within fifteen (15) days after delivery of the Earn-Out Statement (or such later date as a result of any tolling of such fifteen (15)-day period), then Sellers’ Representatives and Parent shall negotiate in good faith to resolve any such objections, but if they do not reach a final resolution within fifteen (15) days after the delivery of the Earn-Out Objections Statement (such period, the “Earn-Out Review Period”), then Sellers’ Representatives and Parent shall submit any outstanding disputes to the Independent Accounting Firm for final, binding and non-appealable resolution.

(b)	Sellers’ Representatives and Parent shall use commercially reasonable efforts to cause the Independent Accounting Firm to resolve all disagreements as soon as practicable, but in any event within thirty (30) days after the dispute is first submitted to the Independent Accounting Firm. Within ten (10) Business Days following the engagement of the Independent Accounting Firm, Sellers’ Representatives and Parent shall each submit in writing to the Independent Accounting Firm and to the other Party simultaneously its calculations of the unresolved disputed items in the Earn-Out Objections Statement together with such work papers, calculations and other materials that such Party has determined supports such Party’s calculation (the “Initial Materials”). Each of Sellers’ Representatives and Parent shall thereafter be entitled to submit a rebuttal to the other Party’s submission (together with the Initial Materials, the “Determination Materials”), which rebuttals shall be delivered to the Independent Accounting Firm and to the other Party simultaneously within five (5) days following the delivery of the Parties’ initial submissions to the Independent Accounting Firm and to each other. The Independent Accounting Firm may request additional information from

Sellers’ Representatives and Parent. The Independent Accounting Firm shall base its determination of the disputed amounts solely on the Determination Materials and any other information requested by the Independent Accounting Firm. The Independent Accounting Firm shall only consider those line items and amounts in the Earn-Out Statement to which Sellers’ Representatives have timely objected pursuant to this Section 3.4.4 and which Parent and Sellers’ Representatives have been unable to resolve. In resolving each disputed item, the Independent Accounting Firm shall not assign a value to any disputed item greater than the greatest value or less than the smallest value for such item assigned to it by Parent or Sellers’ Representative, as the case may be. The resolution of the dispute by the Independent Accounting Firm shall be final, binding and non-appealable on and by the Parties. If the Independent Accounting Firm resolves all disputes presented to it entirely in the manner proposed by Parent or Sellers’ Representative, as the case may be, the fees and expenses of the Independent Accounting Firm relating to the resolution of such dispute shall be paid by the other Party. In all other events, the fees and expenses of the Independent Accounting Firm shall be shared based on the difference between Sellers’ Representatives’ position, on the one hand, and Parent’s position, on the other hand, initially presented to the Independent Accounting Firm (based on the aggregate of all differences taken as a whole) and the final resolution as determined by the Independent Accounting Firm in proportion to the total difference between Sellers’ Representative’s and Parent’s initial positions.

(c)	The statement setting forth the final, binding and non-appealable EOP Earn-Out Payments and EOC Earn-Out Payments, as determined in accordance with this Section 3.4.4, shall be known as the “Final Earn-Out Statement.”
          3.4.5 Undisputed Amount. Within fifteen (15) days after the delivery of the Earn-Out Statement by Parent, Parent shall issue to the EOP Former Members and the EOC Beneficial Owners, in accordance with the payment provisions set forth in Section 3.4.1 and Section 3.4.2, the EOP Earn-Out Payment and the EOC Earn-Out Payment, if any, set forth on the Earn-Out Statement with respect to all amounts that are not disputed (each, an “Undisputed Amount”). In addition, in the event an Earn-Out Objections Statement is timely delivered as described in Section 3.4.4, then, within five (5) days after the date that the calculation of the EOP Earn-Out Payment and EOC Earn-Out Payment, as applicable, becomes final, binding and non-appealable in accordance with Section 3.4.4, Parent shall issue:
(a)	to each EOP Former Member, (i) the amount of the EOP Earn-Out Payment set forth in the Final Earn-Out Statement payable to such EOP Former Member pursuant to the payment provisions set forth in Section 3.4.1, less (ii) the Undisputed Amount previously paid to such EOP Former Member by Parent; and

(b)	to each EOC Beneficial Owner, (i) the amount of the EOC Earn-Out Payment set forth in the Final Earn-Out Statement payable to such EOC Beneficial Owner pursuant to the payment provisions set forth in Section 3.4.2, less (ii) the Undisputed Amount previously paid to such EOC Beneficial Owner by Parent.
          3.4.6 Set-Off. The Purchaser Parties may set-off any amounts owed by the Members to any Parent Indemnitees pursuant to Article 12 against any amount (whether in the form of cash or OP Units) payable pursuant to Sections 3.4 or 3.5 to the extent that such amount is actually then due and payable pursuant to a final determination by a court of competent jurisdiction in accordance with the terms and conditions of this Agreement, including Section 12.7. The value ascribed to any OP Units set-off pursuant to this Section 3.4.6 shall be the average closing price of PKY Shares on the New York Stock Exchange during the five (5) day period prior to the Purchaser Parties’ exercise of their rights under this Section 3.4.6; provided, however, that, for purposes of this Section 3.4.6, in no event shall the value ascribed to any OP Units be less than $19.00 per OP Unit.
          3.4.7 Earn-Out Covenants and Agreements. Following the Closing Date, none of the Purchaser Parties, EOP, EOC, or any of their respective Affiliates shall willfully and intentionally (a) take any action that causes the termination of the Management Agreements in existence as of the Closing Date prior to expiration of the 2012 Earn-Out Period, excluding any termination by the Purchaser Parties, EOP, EOC or any of their respective Affiliates following a default by the counterparty, or (b) take any action or omit to take any action that results in a material deficiency in the resources or personnel assigned to the Managed Properties as compared to the industry standard of management services provided for the same class of buildings in the markets where the Managed Properties are located, which deficiency results in a demonstrable and material reduction in the revenues received from the management of the Managed Properties prior to the expiration of the 2012 Earn-Out Period or (c) at any time prior to the end of the 2012 Earn-Out Period, take any action that results in a Voluntary reduction in invoice amounts below the approved 2011 budgeted amounts for any particular Managed Property of any salary or administrative cost reimbursements, which have been approved by Owners of the Managed Properties and have been delivered by the Acquired Companies to the Purchaser Parties or any of their respective Affiliates with respect to the provision of any management services pursuant to the Management Agreements (items (b) and (c), collectively, a “Policy Change”). In the event following the Closing there has been a termination of a Management Agreement in violation of clause (a) above or a Policy Change, then, as of the date of such termination or Policy Change, as applicable, all revenues that would have been payable pursuant to the terms of such Management Agreement with respect to the 2011 Earn-Out Period and/or the 2012 Earn-Out Period, as applicable, shall be included in the calculation of Management Earn-Out Revenues and in the determination of whether any 2011 EOP Revenue Payment, 2012 EOP Revenue Payment, 2011 EOC Revenue Payment and/or 2012 EOC Revenue Payment are payable in accordance with this Section 3.4. Notwithstanding the foregoing, it is acknowledged and agreed that Parent and Partnership, in their discretion, shall be entitled to determine whether to permit any Acquired Company to (A) enter into any new management agreements or leasing agent agreements (other than the Management Agreements) (B) renew any Management Agreements upon expiration upon economic terms or length of term less favorable to the Acquired Company than those contained in the current agreement as of the date hereof or

(C) amend any Management Agreements to provide for economic terms or length of term less favorable to the Acquired Company than those contained in the agreement as of the date hereof.
     3.5 Working Capital Adjustment.
          3.5.1 The EOP Per Unit Cash Consideration and EOC Per Unit Cash Consideration shall be adjusted after the Closing Date as follows:
(a)	Promptly following the Closing Date, but in no event later than forty five (45)-days following the Closing Date (the “CD Calculations Delivery Date”), Parent shall, at its expense, prepare and deliver to Sellers’ Representatives a statement setting forth, in reasonable detail, Parent’s calculation of the Closing Date Net Working Capital (the “Proposed Closing Date Net Working Capital”), which calculations shall (i) be prepared in accordance with the Methods of Calculating WC and (ii) to the extent not addressed by the Methods of Calculating WC, GAAP.

(b)	On or prior to the delivery (or deemed delivery in accordance with Section 3.5.1(c)) of the statement setting forth the Proposed Closing Date Net Working Capital, Sellers’ Representatives shall be entitled to, and Parent shall, at its expense, provide or provide reasonable access (in a manner not unreasonably disruptive to the Business) to EOP and EOC to review the books and records, documents and work papers related to the preparation of such statement (including, without limitation, the general ledger and bank statements of EOP and EOC). Sellers’ Representatives shall be entitled to make reasonable inquiries and information requests of Parent, Partnership, EOP and EOC regarding the statement setting forth the Proposed Closing Date Net Working Capital and the calculations set forth therein.

(c)	In the event that Parent shall fail to deliver the statement setting forth the Proposed Closing Date Net Working Capital by the CD Calculations Delivery Date, then Sellers’ Representatives shall be entitled to provide notice of such failure to Parent (a “NWC Statement Delivery Notification”). If, within, fifteen (15) days following the delivery of a NWC Statement Delivery Notification by Sellers’ Representatives to Parent, Parent does not deliver the statement setting forth the Proposed Closing Date Net Working Capital to Sellers’ Representatives, then such statement shall be deemed to have been delivered by Parent setting forth a Proposed Closing Date Net Working Capital equal to positive $250,000.

(d)	If Sellers’ Representatives dispute the correctness of the Proposed Closing Date Net Working Capital, then, within fifteen (15) days after receipt of the statement setting forth the Proposed Closing Date Net Working Capital, Sellers’ Representatives jointly shall deliver to Parent a single written statement (a “WC Objection Notice”) setting forth their objections thereto in reasonable detail and the basis therefor; provided, however, that such fifteen (15)-day period shall be tolled for any period during which Parent, Partnership, EOP or EOC shall fail to make available to Sellers’ Representatives all books, records, documents and work papers requested by Sellers’ Representative pursuant to Section 3.5.1(b), which are required to be made available to Sellers’ Representatives under Section 3.5.1(b) (except where providing reasonable access to books, records documents and work papers pursuant to Section 3.5.1(b) cannot be done in a manner that is not unreasonably disruptive to the Business). The WC Objection Notice shall (i) set forth Sellers’ Representatives calculations of the Net Working Capital of the Acquired Companies as of the Closing, (ii) specify those individual line items in the Proposed Closing Date Net Working Capital with which Sellers’ Representatives disagree, and (iii) be accompanied by a detailed description of the basis for any such disagreement. All such line items that are not disputed shall be final, binding and non-appealable for all purposes hereunder. If a WC Objection Notice is not delivered to Parent within the fifteen (15)-day period after the delivery of the statement setting forth the Proposed Closing Date Net Working Capital, then the statement setting forth the Proposed Closing Date Net Working Capital shall be final, binding and non-appealable on and by the Parties and the Proposed Closing Date Net Working Capital shall become the Final Closing Date Net Working Capital; provided, however, that such fifteen (15)-day period shall be tolled for any period during which Parent, Partnership, EOP or EOC shall fail to make available to Sellers’ Representatives all books, records, documents and work papers requested by Sellers’ Representative pursuant to Section 3.5.1(b), which are required to be made available to Sellers’ Representatives under Section 3.5.1(b) (except where providing reasonable access to books, records documents and work papers pursuant to Section 3.5.1(b) cannot be done in a manner that is not unreasonably disruptive to the Business). If a WC Objection Notice is delivered to Parent within fifteen (15) days after delivery of the statement setting forth the Proposed Closing Date Net Working Capital (or such later date as a result of any tolling of such fifteen (15)-day period), then Sellers’ Representatives and Parent shall negotiate in good faith to resolve any such objections, but if they do not reach a final resolution within fifteen (15) days after the delivery of the WC Objection Notice (the “WC Objections Period”), then Sellers’ Representatives and Parent shall submit any outstanding disputes to the Independent Accounting Firm for final, binding and non-appealable resolution in accordance with the same procedures outlined in Section 3.4.4(b) with respect to the resolution of disputes relating to a Earn-Out Objections Statement.

(e)	The final, binding and non-appealable Closing Date Net Working Capital as determined in accordance with this Section 3.5.1, shall be known as the “Final Closing Date Net Working Capital” and the relevant date on which the Final Closing Date Net Working Capital is determined shall be known as the “WC Final Resolution Date.”

(f)	Each of the Proposed Closing Date Net Working Capital and the Final Closing Date Net Working Capital shall be (i) prepared in accordance with the Methods of Calculating WC and (ii) to the extent not addressed by the Methods of Calculating WC, GAAP.
          3.5.2 No later than five (5) days after the WC Final Resolution Date:
(a)	If the Final Closing Date Net Working Capital is less than the Target Net Working Capital, then (1) each EOP Former Member shall pay to Parent an amount equal to (A) the difference between the Final Closing Date Net Working Capital and the Target Net Working Capital (the “NWC Deficit”), multiplied by (B) 0.75, multiplied by (C) such EOP Former Member’s applicable EOP Membership Interest Percentage, and (2) each EOC Beneficial Owner shall pay to Parent an amount equal to (x) the NWC Deficit, multiplied by (y) 0.25, multiplied by (z) such EOC Beneficial Owner’s applicable Banyan Membership Interest Percentage.

(b)	If the Final Closing Date Net Working Capital is greater than the Target Net Working Capital, (1) Parent shall pay to each EOP Former Member an amount equal to (A) the difference between the Final Closing Date Net Working Capital and the Target Net Working Capital (the “NWC Surplus”), multiplied by (B) 0.75, multiplied by (C) such EOP Former Member’s applicable EOP Membership Interest Percentage, and (2) Parent shall pay to each EOC Beneficial Owner an amount equal to (x) the NWC Surplus, multiplied by (y) 0.25, multiplied by (z) such EOC Beneficial Owner’s applicable Banyan Membership Interest Percentage.

(c)	Any payments pursuant to this Section 3.5.2, if applicable, shall be deemed adjustments to the EOP Per Unit Consideration and the EOC Per Unit Consideration.
     3.6 Cash Payments. All cash amounts payable pursuant to the terms and conditions of this Agreement shall be paid by wire transfer of immediately available funds to an account or accounts designated by the applicable Party to receive such cash amount, which account or accounts shall be designated no later than three (3) days prior to the Closing Date.
ARTICLE 4
CONSENTS, REPRESENTATIONS, WARRANTIES
AND COVENANTS OF MEMBERS AND EOC BENEFICIAL OWNERS
     4.1 Consents and Approvals. By execution and delivery of this Agreement, each of the Members adopts and approves the execution and delivery of this Agreement as a member of EOP or EOC, as applicable, and in accordance with the requirements of the articles of organization of EOP and EOC, and each EOP Member consents to the EOP Contribution and each EOC Member and EOC Beneficial Owner consents to the EOC Contribution in accordance with the terms of, and subject to the conditions set forth in, this Agreement. Each EOC Beneficial Owner consents to Banyan’s execution and delivery of this Agreement.

     4.2 Representations and Warranties. Each Member and EOC Beneficial Owner severally represents and warrants to the Purchaser Parties as set forth in this Section 4.2, except as set forth in the Disclosure Schedules. No Member or EOC Beneficial Owner makes any representation or warranty in this Section 4.2 with respect to any other Member or EOC Beneficial Owner.
          4.2.1 Authority and Capacity. Member or EOC Beneficial Owner has all requisite right, legal capacity, power and authority to execute this Agreement and deliver and perform its obligations hereunder and each Related Agreement to be executed and delivered by such Member or EOC Beneficial Owner, and to consummate the Transactions. If Member is not a natural person, Member is duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization, and has provided the Purchaser Parties in the Data Room correct and complete copies of its Organizational Documents as currently in effect.
          4.2.2 Ownership of EOP Units and EOC Units.
(a)	Member is the sole beneficial and record owner and has good and marketable title to all of such Member’s EOP Units or EOC Units, as applicable, as set forth on Section 4.2.2(a) of the Disclosure Schedules.

(b)	Member will be the sole beneficial and record owner and have good and marketable title to such Member’s EOP Units or EOC Units, as of the Closing, free and clear of all Liens, options or similar rights of any nature, and other than those imposed by federal and state securities Laws, and Member does not own any other units of any class of membership interests or other ownership interests or other Equity Interests of EOP or EOC, except as set forth on Section 4.2.2(b) of the Disclosure Schedules. Except as set forth on Section 4.2.2(b) of the Disclosure Schedules, other than pursuant to the terms and conditions of this Agreement or the Organizational Documents of the applicable Acquired Company, Member or EOC Beneficial Owner is not a party to any option, warrant, purchase right or other contract that could require (x) EOP, EOC or Banyan to issue any ownership interest or other securities of EOP or EOC, or (y) such Member or EOC Beneficial Owner to sell, transfer or otherwise dispose of such Member’s EOP Units, EOC Units or interests in Banyan and no Member or EOC Beneficial Owner is not a party to any voting trust, agreement, proxy or other contract with respect to the voting thereof. At the Closing, the Purchaser Parties will acquire from Member full legal and beneficial ownership of and good and valid title to such Member’s EOP Units or EOC Units (either directly or indirectly through EOP), as applicable, free and clear of all Liens, options, voting agreements, or similar rights of any nature, other than restrictions on transfer under applicable federal and state securities Laws.

(c)	EOC Beneficial Owner is the sole beneficial and record owner of all of such EOC Beneficial Owner’s membership interests in Banyan as set forth in Section 4.2.2(c) of the Disclosure Schedules and will be the sole beneficial and record owner of such membership interests in Banyan as of the Closing. The EOC Beneficial Owners collectively own all of the outstanding equity interests of Banyan.
          4.2.3 Authorization; Execution and Delivery. This Agreement has been, and each Related Agreement to be executed and delivered by Member or EOC Beneficial Owner will upon such delivery be, duly executed and delivered by Member or EOC Beneficial Owner. The execution, delivery and performance of this Agreement and each Related Agreement to be executed and delivered by Member or EOC Beneficial Owner and the consummation of the Transactions have been duly and validly authorized by all requisite corporate or other action on the part of Member or EOC Beneficial Owner, and no other proceedings on its part are necessary to authorize the execution, delivery or performance of this Agreement and each such Related Agreement by Member or EOC Beneficial Owner, as the case may be.
          4.2.4 Enforceability. This Agreement, assuming the due execution and delivery of it by the other Parties, is the valid and binding obligation of Member or EOC Beneficial Owner, as applicable, enforceable against such Member or EOC Beneficial Owner in accordance with its terms, except as enforceability might be limited by bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors’ rights generally or limitations on the availability of equitable remedies. Each Related Agreement to which Member or EOC Beneficial Owner is or will be a party, when executed and delivered by Member or EOC Beneficial Owner, and assuming the due authorization, execution and delivery of that Related Agreement by the other parties to that agreement, will constitute the valid and binding obligation of such Member or EOC Beneficial Owner, enforceable against such Member or EOC Beneficial Owner in accordance with its terms, except as enforceability might be limited by bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors’ rights generally or limitations on the availability of equitable remedies.
          4.2.5 Noncontravention. None of the execution and delivery by Member or EOC Beneficial Owner of this Agreement or any Related Agreement to which Member or EOC Beneficial Owner is or will become a party, the performance by Member or EOC Beneficial Owner of its obligations under this Agreement and such Related Agreements or the consummation of the Transactions, including the EOP Contribution or EOC Contribution, will:
(a)	violate any Law applicable to such Member or EOC Beneficial Owner;

(b)	in the case of any Member that is not a natural Person, violate any provision of such Member’s Organizational Documents;

(c)	result in a breach of, constitute a default under (with or without notice or lapse of time, or both), result in the acceleration of, create in any Party the right to modify, accelerate, terminate or cancel, or require any consent or approval of any Person under any lease, sublease, license, sublicense, franchise, Permit, agreement for borrowed money, or other agreement or instrument to which such Member or EOC Beneficial Owner is a party or by which such Member or EOC Beneficial Owner is bound, except where such Member or EOC Beneficial Owner has obtained (or, prior to Closing will have obtained) the consent of or waiver from the other party to such agreement or instrument;

(d)	result in the creation of any Lien on such Member’s EOP Units or EOC Units, as applicable; or

(e)	require a Filing with or the obtainment of a Permit from any Governmental Authority, except, in the case set forth in clauses (a), (c), and (e), such violation, breach, default, acceleration, creation of a right, or requirement that (i) would not reasonably be expected to have a Material Adverse Change, or (ii) would not prevent, impede or delay such Member or EOC Beneficial Owner from consummating the Transactions.
          4.2.6 Litigation. There are no Actions pending against nor, to the Knowledge of the Member or EOC Beneficial Owner, any Actions threatened in writing against, such Member or EOC Beneficial Owner (i) under any bankruptcy or insolvency Law, (ii) in which it is sought to restrain or prohibit or to obtain damages or other relief in connection with the Transactions, or (iii) that would reasonably be expected to prevent, impede or delay Member’s or EOC Beneficial Owner’s performance under this Agreement or any Related Agreement or the consummation of the Transactions.
          4.2.7 Brokerage. Except as set forth on Section 4.2.7 of the Disclosure Schedules, no Person is or will become entitled, by reason of any dealings, communications or agreements of any kind with or on behalf of Member or EOC Beneficial Owner, to receive any commission, finder’s fee or other similar compensation in connection with this Agreement or the Transactions.
          4.2.8 Solvency. Member or EOC Beneficial Owner is solvent for all purposes under federal bankruptcy and applicable state fraudulent transfer and fraudulent conveyance Laws. The Transactions will not render Member or EOC Beneficial Owner insolvent and do not constitute a fraudulent transfer or conveyance under such Laws. The distribution by Banyan of the EOC Per Unit Consideration to the EOC Beneficial Owners will be a lawful distribution under applicable Laws.
          4.2.9 Accredited Investor; Investment Decision. Member or EOC Beneficial Owner is an “accredited investor” as defined in Rule 501(a) of Regulation D promulgated under the Securities Act. Member or EOC Beneficial Owner acknowledges that it has received such information as the Member or EOC Beneficial Owner deems necessary in order to make an investment decision with respect to the OP Units.
          4.2.10 U.S. Investor. Member or EOC Beneficial Owner is a United States person (as defined by Section 7701(a)(30) of the Code).
     4.3 Confidentiality. For a period of two (2) years following the Closing Date, each Member and each EOC Beneficial Owner shall (and shall cause each of its Affiliates and Representatives to) treat and hold as confidential all of the Confidential Information, refrain from disclosing or using any of the Confidential Information (except, as applicable, in the furtherance of such Member’s or EOC Beneficial Owner’s duties on behalf of the Acquired Companies or as directed by EOP, EOC, Partnership or Parent) and deliver promptly to Parent or destroy, at the request and option of Parent, all tangible embodiments (and all copies) of such Confidential Information that are in its possession; provided, however, that, subject to the confidentiality provisions set forth in this Section 4.3, each such Member or EOC Beneficial Owner may retain copies of the Confidential Information for the purposes set forth below, to the extent that such retention is required to demonstrate compliance with applicable Law, rule or regulation or to comply with any pre-existing, ordinary course document retention policy or procedure. In the event that any Member or EOC Beneficial Owner (or any Affiliate or Representative thereof) is requested or required (by oral question or written request for information or documents by any Governmental Authority or in any legal proceeding, interrogatory, subpoena, civil investigative demand, or similar process) to disclose any Confidential Information, such Member or EOC Beneficial Owner will notify Parent promptly of the request or requirement so that Parent, at its expense, may seek an appropriate protective order or waive compliance with the provisions of this Section 4.3. If, in the absence of a protective order or the receipt of a waiver hereunder, any Member or EOC Beneficial Owner (in consultation with counsel) is required to disclose any Confidential Information to any Governmental Authority or pursuant to any such proceeding, such Member or EOC Beneficial Owner may disclose the Confidential Information; provided, however, that the disclosing Member or EOC Beneficial Owner shall, upon the request of and at the expense of Parent, reasonably cooperate with Parent to obtain an order or other assurance that confidential treatment will be accorded to such portion of the Confidential Information required to be disclosed as Parent may reasonably request. Notwithstanding the foregoing, the provisions of this Section 4.3 shall not prohibit the disclosure of Confidential Information by any Member or EOC Beneficial Owner to the extent reasonably required (i) to prepare or complete any required Tax Returns or financial statements, (ii) in connection with audits or other proceedings by or on behalf of a Governmental Authority, (iii) to comply with applicable Law, (iv) to provide services to any Purchaser Parties or any of their respective Affiliates, pursuant to any employment relationship or otherwise, or (v) in connection with asserting any rights or remedies or performing any obligations under this Agreement or any Related Agreement. Notwithstanding the foregoing, the provisions of this Section 4.3 shall not apply to information that is or becomes publicly available other than as a result of a disclosure by a Member in violation of this Section 4.3.
     4.4 Waiver and Release.
          4.4.1 Effective as of the Closing, each Member (other than EOP in its capacity as a member of EOC) and EOC Beneficial Owner, on behalf of itself and its officers, employees, managers, equityholders, parents, affiliates, heirs, executors, administrators, agents, successors and assigns (collectively, the “Releasing Parties”), irrevocably and unconditionally waives and releases any and all rights with respect to, and releases, forever acquits and discharges each of the Acquired Companies, and their respective present and future equityholders, directors, officers, employees, agents and other Representatives, in their capacities as such, and their respective heirs, executors, administrators, successors and assigns (the “Released Parties”) with respect to, each and all claims, demands, charges, complaints, obligations, causes of action, suits, liabilities, indebtedness, sums of money, covenants, agreements, instruments, contracts (written or oral, express or implied), controversies, promises, fees, expenses (including attorneys’ fees, costs and expenses), damages and judgments, at law or in equity, in contract or tort, in the United States, state, foreign or other judicial, administrative, arbitration or other proceedings, of any nature whatsoever, known or unknown, suspected or unsuspected, previously, now or hereafter arising, in each case which arise out of, are based upon or are connected with facts or events occurring or in existence on or prior to the Closing Date (the “Released Claims”). Each such Member or EOC Beneficial Owner hereby agrees that following the Closing, (x) if any payment is required to be made by such Member or EOC Beneficial Owner or (y) Member or EOC Beneficial Owner has any liability pursuant to Article 12, or otherwise in respect of Losses suffered or incurred by any Person, to the extent such Member or EOC Beneficial Owner has an indemnity obligation according to Article 12, whether such obligation is related to judgments, damages, penalties, fines, costs, amounts paid in settlement, losses, expenses or otherwise, such Member or EOC Beneficial Owner (directly or through any Affiliate) shall have no rights against the Acquired Companies or any other Released Party, whether by reason of subrogation, contribution, indemnification, reimbursement or otherwise, in respect of any such payments or liabilities, and shall not take any action against the Acquired Companies, Parent, Partnership or any of their respective Subsidiaries or any other Released Party with respect thereto other than the rights under Article 12; provided, however, that in no event shall the foregoing release apply with respect to any obligations of any Released Party set forth in this Agreement (including the indemnification obligations set forth in Article 12 and the obligations with respect to any EOP Earn-Out Payment, any EOC Earn-Out Payment, any EOP Termination Event Payment and/or any EOC Termination Event Payment, as applicable, in accordance with Section 3.4), any of the Related Agreements or any of the Other Transaction Agreements and the transactions contemplated thereby, subject to the limitations and conditions provided in this Agreement; and provided further that in no event shall the foregoing release apply with respect to any obligations, agreements or other arrangement between any Member or EOC Beneficial Owner and any other Member or EOC Beneficial with respect to matters that do not involve Parent, Partnership or the Acquired Companies. Each Member and EOC Beneficial Owner represents and warrants that such Member or EOC Beneficial Owner has not assigned or otherwise transferred any right or interest in or to any of the Released Claims. EACH MEMBER AND EOC BENEFICIAL OWNER FURTHER ACKNOWLEDGES THAT SUCH MEMBER OR EOC BENEFICIAL OWNER IS AWARE THAT STATUTES EXIST THAT RENDER NULL AND VOID RELEASES AND DISCHARGES OF ANY CLAIMS, RIGHTS, DEMANDS, LIABILITIES, ACTIONS OR CAUSES OF ACTIONS THAT ARE UNKNOWN TO THE RELEASING OR DISCHARGING PARTY AT THE TIME OF EXECUTION OF THE RELEASE AND DISCHARGE. EACH MEMBER AND EOC BENEFICIAL OWNER HEREBY EXPRESSLY AND VOLUNTARILY WAIVES, SURRENDERS AND AGREES TO FOREGO ANY PROTECTION TO WHICH SUCH MEMBER OR EOC BENEFICIAL OWNER WOULD OTHERWISE BE ENTITLED BY VIRTUE OF THE EXISTENCE OF ANY SUCH STATUTE IN ANY JURISDICTION.
     4.5 Restricted Securities. Each Member and EOC Beneficial Owner understands that the OP Units to be issued in connection with the Contributions have not been, and will not be, registered under the Securities Act, by reason of a specific exemption from the registration provisions of the Securities Act, which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of each Member’s and EOC Beneficial Owner’s representations as expressed in this Agreement. Each Member and EOC Beneficial Owner understands that the OP Units are “restricted securities” under applicable U.S. federal and state securities Laws and that, pursuant to these Laws, such Member or EOC Beneficial Owner must hold the OP Units, as applicable, indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available. Each Member and EOC Beneficial Owner acknowledges that Parent has no obligation to register or qualify the OP Units for resale, except as set forth in the Registration Rights Agreement. Each Member and EOC Beneficial Owner further acknowledges that if an exemption from registration or qualification is available, it may be conditioned on various requirements, including, but not limited to, the time and manner of sale, the holding period for the OP Units, and on requirements relating to Parent, which are outside of such Member’s or EOC Beneficial Owner’s control, and which Parent is under no obligation, and may not be able, to satisfy. Each Member and EOC Beneficial Owner acknowledges that the OP Units are subject to the terms of the Amended and Restated Agreement of Limited Partnership of the Partnership, which is filed as an exhibit to the SEC Documents.
     4.6 No Public Market. Each Member and EOC Beneficial Owner understands that no public market now exists for the OP Units, and that neither Parent nor Partnership has made any representation that a public market will ever exist for the OP Units.
     4.7 Legends. Each Member and EOC Beneficial Owner understands that any certificate representing the OP Units may bear a legend substantially as follows:
          4.7.1 “THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR APPLICABLE STATE SECURITIES LAWS, AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO SUCH TRANSFER MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL IN A FORM SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933 AND APPLICABLE STATE SECURITIES LAWS.”
          4.7.2 Any legend set forth in or expressly required by the other Related Agreement or required by the Amended and Restated Agreement of Limited Partnership of the Partnership.
          4.7.3 Any legend required by the securities Laws of any state to the extent such Laws are applicable.
          4.7.4 Each Member and EOC Beneficial Owner understands and agrees that Parent, Partnership and any transfer agent with respect to Parent’s or Partnership’s securities will cause the transfer records of Parent and Partnership to reflect the foregoing.
ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF MEMBERS
CONCERNING THE ACQUIRED COMPANIES
     The Members and the EOC Beneficial Owners jointly and severally represent and warrant to the Purchaser Parties with respect to the Acquired Companies as set forth in this Article 5, except as set forth in the Disclosure Schedules.

     5.1 Organization; Qualification; Power; Governance.
          5.1.1 Organization and Qualification. Each Acquired Company is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization. Each Acquired Company is duly authorized to conduct business as a foreign entity of its type in, and is in good standing under the Laws of, each jurisdiction where such qualification is required, except to the extent that the failure to maintain any such authorization would not reasonably be expected to have a Material Adverse Change. Section 5.1.1 of the Disclosure Schedules identifies the state of each Acquired Company’s organization and each other jurisdiction in which such Acquired Company is doing business and is qualified to do business.
          5.1.2 Power and Authority. Each Acquired Company has all requisite entity power and authority necessary to own, lease and operate its properties and assets and to conduct its business as currently conducted.
          5.1.3 Organizational Documents. Each Acquired Company has made available to the Purchaser Parties in the Data Room true, correct and complete copies of its Organizational Documents as currently in effect. No Acquired Company is in violation of its Organizational Documents.
          5.1.4 Management. Section 5.1.4 of the Disclosure Schedules identifies all of the members and, if any, managers and officers of each Acquired Company.
     5.2 Capitalization of the Acquired Companies.
          5.2.1 Authorized and Issued Equity Interests of EOP. The authorized Equity Interests of EOP consist of 110 EOP Units, of which 110 EOP Units are issued and outstanding, and are owned by the Persons and in the amounts set forth on Section 5.2.1 of the Disclosure Schedules, all of which have been duly authorized and validly issued, and are fully paid. None of the EOP Units were issued in violation of any preemptive or similar right of any Person.
          5.2.2 Authorized and Issued Equity Interests of EOC and Banyan. The authorized Equity Interests of EOC consist of 100 EOC Units, of which 100 EOC Units are issued and outstanding, and are owned by the Persons and in the amounts set forth on Section 5.2.2 of the Disclosure Schedules, all of which have been duly authorized and validly issued, and are fully paid. None of the EOC Units were issued in violation of any preemptive or similar right of any Person. All of the authorized and outstanding Equity Interests of Banyan have been duly authorized and validly issued and are fully paid and are owned by the Persons and in the amounts set forth on Section 5.2.2 of the Disclosure Schedules. None of the Equity Interests of Banyan were issued in violation of any preemptive or similar right of any Person.
          5.2.3 Options, etc. Except as set forth on Section 5.2.3 of the Disclosure Schedules, there is no outstanding or authorized option, warrant, purchase right, subscription right, conversion right, exchange right or other Contract that requires an Acquired Company (i) to offer, issue or transfer, or to redeem or otherwise acquire, any Equity Interest of such Acquired Company or (ii) to issue any security that is convertible into or exchangeable for any Equity Interest of such Acquired Company. There is no voting trust, proxy or other Contract or understanding with respect to the voting of the Equity Interests of an Acquired Company, or Banyan, except as set forth on Section 5.2.3 of the Disclosure Schedules.
          5.2.4 No Equity Equivalents. No Acquired Company has any existing or contingent obligation to any Person with respect to, or any Contract relating to, any equity appreciation, phantom equity, profit participation or similar right with respect to Equity Interests of such Acquired Company.
          5.2.5 Previous Redemptions. No securities of any Acquired Company have been acquired by such Acquired Company, by redemption or otherwise, since December 31, 2007.
          5.2.6 No Debtholder, Etc., Votes. No Acquired Company has outstanding any bond, note or other instrument or Contract that provides to the holder thereof the right to vote on any matter on which the holders of its Equity Interests are entitled to vote or are required to consent.
     5.3 No Investment in Other Persons. No Acquired Company controls, or has any direct or indirect Equity Interest in, or any right or obligation to acquire any equity interest in, any Person, other than as set forth in Section 5.3 of the Disclosure Schedules. There is no existing Contract or commitment by which any Acquired Company is required to purchase Equity Interests in, to make any investment in (in the form of a loan, capital contribution or otherwise), or to provide financial support to, any other Person, including investments in or support to another Acquired Company. Each subsidiary of EOP and EOC is listed on Section 5.3 of the Disclosure Schedules (each, a “Subsidiary” and collectively, the “Subsidiaries”). Each of EOP and EOC is the sole beneficial and record owner and has good and marketable title to all of Equity Interests of their respective Subsidiaries, and, except with respect to CP Aviation Management, LLC, CP Aviation, LLC or Eola Capital Investment Fund III LLC, as contemplated in Section 11.7 will be the sole beneficial and record owner and have good and marketable title to such Equity Interests as of the Closing Date, free and clear of all Liens, options or similar rights of any nature, other than restrictions on transfers under applicable federal and state securities Laws.
     5.4 Contravention; Consents; Authorizations.
          5.4.1 Certain Consequences. Except as set forth on Section 5.4.1 of the Disclosure Schedules, none of the execution and delivery by any Acquired Company of this Agreement or any Related Agreement to which such Acquired Company is or will be a party, the performance by such Acquired Company of its obligations under this Agreement and such Related Agreements or the consummation of the Transactions, including the EOP Contribution and the EOC Contribution, will:
(a)	violate any provision of the Organizational Documents of such Acquired Company;

(b)	violate any Law applicable to such Acquired Company;

(c)	violate or result in the termination or modification of any Company Authorization (including, without limitation, Environmental Permits) or Order to which an Acquired Company or any of its properties or assets is subject;

(d)	result in a breach of, constitute a default under (with or without notice or lapse of time, or both), result in the acceleration of, create in any Person the right to modify, accelerate, terminate or cancel any Contract or Realty Lease to which such Acquired Company is a party or by which such Acquired Company is bound, except where Member has obtained (or, prior to Closing will have obtained) the consent of or waiver from the other party to such agreement or instrument; or

(e)	result in the creation of any Lien upon any of the properties or assets of such Acquired Company;
except, as set forth in clauses (b), (c), (d) and (e), for any such violation, default, termination, acceleration, cancellation, modification or creation or imposition of any Lien that would not reasonably be expected to result in a Material Adverse Change.
          5.4.2 Consents. Section 5.4.2 of the Disclosure Schedules identifies each Consent that is required, in connection with the execution of this Agreement or any other Related Agreement or the consummation of the Transactions, under any Material Contract, in order (i) to preserve immediately following the Closing all rights and benefits of such Material Contract as existing under the Material Contract immediately before the execution of this Agreement other than rights that expire or lapse in the Ordinary Course of Business in accordance with the terms of such Material Contract between the date hereof and the Closing Date (without taking into account any impacts attributable to Parent or any action or inaction of Parent after Closing), or (ii) to avoid giving any Person any right of termination, cancellation, acceleration or material modification thereunder as a result of this Agreement, any other Related Agreement or the Transactions.
          5.4.3 Required Authorizations. Except with respect to the Filings described in Section 10.3, no Acquired Company is required to make any Filing with any Governmental Authority or obtain any Authorization in connection with the execution, delivery or performance of this Agreement or any other Related Agreement, or the consummation of the Transactions.
     5.5 Books and Records.
          5.5.1 The respective minute books and other books and records of company member and manager actions and approvals of each Acquired Company are true and correct in all material respects and represent actual, bona fide transactions and meetings of the respective Members.
          5.5.2 Adequacy; Controls. The Books and Records of the Acquired Companies have been maintained in accordance with sound business practices, including the maintenance of a system of internal controls adequate for the size, operations and business of the Acquired Companies to ensure that (i) all transactions related to the Acquired Companies are executed in accordance with management’s general or specific authorizations, (ii) since January 1, 2010, transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP applied on a consistent basis, except as described in Section 5.6.2 of the Disclosure Schedules, for ordinary year-end adjustments, the absence of footnotes and to maintain proper accountability for assets, (iii) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences, and (iv) access to the properties and assets of the Acquired Companies is permitted only in accordance with management’s general or specific authorizations.
     5.6 Financial Statements.
          5.6.1 Financial Statements. Section 5.6.1 of the Disclosure Schedules contains accurate copies of the following: (A) unaudited consolidated financial statements of EOP (or its predecessor entity) for each of the fiscal years ended December 31, 2008, 2009 and 2010, and the two months ended February 28, 2011, and (B) unaudited consolidated financial statements of EOC for each of the fiscal years (or portions thereof) ended December 31, 2009 and 2010, and two months ended February 28, 2011, in each case, consisting of consolidated balance sheets and the related statements of income for the fiscal years or periods then ended (the “Financial Statements”).
          5.6.2 Presentation. The Financial Statements were prepared from the Books and Records of the Acquired Companies. Transactions reflected in the Financial Statements were actual and bona fide. The unaudited consolidated balance sheets of each of EOP and EOC for the two months ended February 28, 2011 (each, a “Balance Sheet” and collectively, the “Balance Sheets”) and the unaudited consolidated statements of income of each of EOP and EOC for the two months ended February 28, 2011 were prepared in accordance with GAAP applied on a consistent basis throughout the periods covered by them, except as described on Section 5.6.2 of the Disclosure Schedules and except for ordinary year-end adjustments and the absence of footnotes. The Financial Statements fairly present, in all material respects, the financial condition and results of operations of the Acquired Companies as of their respective dates.
     5.7 No Change in Certain Financial Policies. Since February 28, 2011, and except as set forth on Section 5.7 of the Disclosure Schedules or otherwise permitted in accordance with Section 10.5 or 10.6, no Acquired Company has changed or revised in any material respect any of its policies or practices with respect to: (a) cash management; (b) invoicing and collection of Accounts Receivable; (c) establishment of reserves for uncollectible Accounts Receivable; (d) accrual of Accounts Receivable; (e) prepayment of expenses; (f) accrual and payment of accounts payable; (g) accrual of other expenses; (h) recognition and deferral of revenue; and (i) acceptance of security deposits.
     5.8 Undisclosed Liabilities. None of the Acquired Companies nor any of their Subsidiaries has any Liability, except for (a) Liabilities reflected or reserved against in the applicable Balance Sheet; (b) Current Liabilities incurred since February 28, 2011 in the Ordinary Course of Business which are not, individually or in the aggregate, material in amount to such Acquired Company; (c) Liabilities that were incurred in connection with the Transactions pursuant to the terms of this Agreement, the Related Agreements or the Other Transaction

Agreements or the other agreements contemplated hereby or thereby; (d) other Liabilities which would not be required by GAAP to be included in a consolidated balance sheet (or the notes thereto) prepared in accordance with GAAP which are not, individually or in the aggregate, material in amount to such Acquired Company; and (e) Liabilities described in Section 5.8 of the Disclosure Schedules.
     5.9 Absence of Certain Changes or Events. No Material Adverse Change has occurred at any time since February 28, 2011. To the Knowledge of the Members, no event has occurred or circumstance has arisen at any time since February 28, 2011 that, alone or in combination with other events or circumstances, would reasonably be expected to result in a Material Adverse Change. Without limiting the generality of the preceding sentence, except as set forth in Section 5.9 of the Disclosure Schedules, between February 28, 2011 and the date of this Agreement, each Acquired Company has conducted its business only in the Ordinary Course of Business and as a going concern and none of the events or actions identified in Sections 5.9.1 through 5.9.21 of this Section 5.9 has occurred.
          5.9.1 (Organizational Documents) — No Acquired Company has amended its Organizational Documents.
          5.9.2 (Dividends and Distributions; Redemption) — (i) Except in connection with quarterly tax distributions, no Acquired Company has declared, set aside or paid any dividend or made any distribution with respect to its Equity Interests (whether in cash or in property); and (ii) No Acquired Company has redeemed, purchased, or otherwise acquired any of its Equity Interests.
          5.9.3 (Equity) — No Acquired Company has issued or authorized for issuance any Equity Interest or other security, issued any option, warrant or other right to acquire any Equity Interest, made any change in any issued and outstanding Equity Interest or other security, or redeemed, purchased or otherwise acquired any Equity Interest or other security or permitted any transfer of any Equity Interest of any Acquired Company.
          5.9.4 (Liens) — No Acquired Company has created or allowed to be imposed any Lien on any of its properties or assets, tangible or intangible, other than Permitted Liens or Liens that have been removed or are removed prior to Closing.
          5.9.5 (Asset Dispositions) — No Acquired Company has disposed of, leased or licensed any of its material properties or assets, tangible or intangible, other than in the Ordinary Course of Business.
          5.9.6 (Settlements) — No Acquired Company has entered into any settlement, consent decree or Order, or other arrangement with any Governmental Authority or other Person that would materially adversely affect the operation of the Business after the Closing or would require the payment of money after the Closing.
          5.9.7 (Debt) — No Acquired Company has incurred any Indebtedness that will remain an obligation of any Acquired Company after the Closing Date, other than Current Liabilities in the Ordinary Course of Business or Liabilities that are reflected in the Final Closing Date Net Working Capital or Permitted Liens, if applicable.

          5.9.8 (Guarantees) — No Acquired Company has guaranteed, assumed or provided collateral to secure any indebtedness of another Person or act as surety for another Person if such guarantee or surety would remain an obligation of any Acquired Company after the Closing Date.
          5.9.9 (Capex) — No Acquired Company has made any capital expenditure (or series of related capital expenditures) (i) totaling more than $30,000, (ii) involving insurance proceeds from a casualty loss, or (iii) outside the Ordinary Course of Business.
          5.9.10 (Investments in Others) — No Acquired Company has made any capital investment in or any loan to any Person, or acquired any Equity Interest or other security of any other Person or formed a new Subsidiary.
          5.9.11 (Payment of Liabilities) — No Acquired Company has delayed or postponed the payment of its accounts payable or other Liabilities in a manner outside the Ordinary Course of Business.
          5.9.12 (Waivers) — No Acquired Company has canceled, compromised, waived or released any Indebtedness or other right or Claim (or series or related rights or Claims) either (i) outside the Ordinary Course of Business, or (ii) that involved (or, if a contingent Claim, that would reasonably be expected to have involved) in the aggregate more than $25,000.
          5.9.13 (Material Contracts) — No Acquired Company has entered into any Contract involving receipts or expenditures in excess of $100,000, or amended or modified any existing Contract involving receipts or expenditures in excess of $100,000 in a manner that would materially effect the economic terms of such Contract, or voluntarily terminated (or failed to renew) any such Contract.
          5.9.14 (Benefit Plans; Compensation Changes) — No Acquired Company has (i) entered into or adopted any Employee Benefit Plan, amended (except as required by Law) or terminated any Company Benefit Plan (except as permitted in clause (ii) below), or entered into, adopted, amended or terminated any other agreement, arrangement, plan or policy between any Acquired Company and one or more of its managers, officers, employees or independent contractors; (ii) increased the compensation or fringe benefits (including severance or change in control benefits) payable or to become payable to any director, officer, employee or independent contractor (except for increases in salary or wages payable or to become payable in the Ordinary Course of Business; or (iii) paid any benefit not required by any Company Benefit Plan or other arrangement in effect as of February 28, 2011.
          5.9.15 (Directors and Employees) — No Acquired Company has made any loan to or entered into any other transaction outside the Ordinary Course of Business with any of its directors, officers or employees or their respective Affiliates that will not be repaid at or prior to Closing, including any adoption or amendment to any resolution or agreement concerning indemnification of directors, officers or employees.
          5.9.16 (Fundamental Transactions) — No Acquired Company has adopted or commenced any plan of liquidation, dissolution, conversion or merger.

          5.9.17 (Discharges) — No Acquired Company has discharged a material Liability outside the Ordinary Course of Business.
          5.9.18 (Security Deposits) — No Acquired Company has released any funds constituting some or all of the security deposits related to the Managed Properties, except to the extent released to a tenant or former tenant at the Managed Properties and only to the extent required under the terms of the applicable lease.
          5.9.19 (Restrictive Agreements) — No Acquired Company has renewed or entered into any non-compete, exclusivity, non-solicitation or similar agreement that would restrict or limit, in any respect, the operations of any Acquired Company (or the EOP Surviving Company or EOC Surviving Company) after the Closing (other than provisions in any existing Material Contracts listed on Section 5.24.1 of the Disclosure Schedules that are renewed in accordance with their terms).
          5.9.20 (Change in Accounting) — No Acquired Company has changed in any material respect any of the accounting, reserving, underwriting, claims or actuarial methods, principles or practices, or working capital policies applicable to any Acquired Company.
          5.9.21 No Commitments. No Acquired Company has authorized, committed or otherwise become obligated to take any of the actions described in subsections 5.9.1 through 5.9.20 of this Section 5.9.
     5.10 Accounts Receivable. All Accounts Receivable of the Acquired Companies reflected in the Balance Sheet or arising subsequent to the date thereof arose from bona fide transactions occurring in the Ordinary Course of Business. To the extent still outstanding, the Accounts Receivable are not subject to valid defenses, set-offs or counterclaims, other than Accounts Receivable in an amount equal to the reserve for collection losses shown in the Financial Statements and as adjusted for the passage of time from February 28, 2011 through the Closing Date in accordance with the Ordinary Course of Business.
     5.11 Taxes. Except as described in Section 5.11 of the Disclosure Schedules:
          5.11.1 Each Acquired Company and its predecessors have filed, or have had filed on their respective behalf, all Tax Returns required to have been filed by or for it, and all information set forth in such Tax Returns is correct and complete in all material respects. No Acquired Company has since, March 31, 2011, either filed any amended Tax Return or settled or compromised any Tax Dispute.
          5.11.2 Each Acquired Company is in compliance in all material respects with the requirements of FIN 48 (to the extent that any such Acquired Company is subject to such requirements). Each Acquired Company and its predecessors has paid all Taxes due and payable by it.
          5.11.3 Since December 31, 2006, neither any Acquired Company nor any predecessor has succeeded distributed to its Members or security holders stock or securities of a controlled corporation in a transaction to which Section 355(a) or Section 361 of the Code applies, nor has any stock or securities of any Acquired Company or any such Person been distributed in such a transaction.
          5.11.4 Except for Liens that are Permitted Liens, no Lien has arisen or has been imposed or could be imposed on any of the assets of, or any interest in, an Acquired Company arising out of the non-payment of Taxes.
          5.11.5 Each Acquired Company (and its respective predecessors) have timely withheld and/or paid over all Taxes required to have been withheld and/or paid over, as the case may be, in connection with any amount accrued, paid, or otherwise required to be withheld with respect to any employee, independent contractor, creditor, or other Person.
          5.11.6 Each Acquired Company is, in all material respects, in compliance with requirements of applicable Law related to the preservation and/or maintenance of Tax Returns and Tax-related records or documents.
          5.11.7 There are no ongoing, pending, or, to the Knowledge of the Members, threatened, Tax Disputes, either of an Acquired Company or its respective predecessors.
          5.11.8 No Acquired Company is a party to, or has any obligation under, any Tax sharing, Tax allocation, or Tax indemnity agreement, other than an arrangement under or resulting from customary provisions in lending, credit, leasing, or service or vendor contracts or agreements entered into in the Ordinary Course of Business (each a “Tax Sharing Agreement”).
          5.11.9 No Acquired Company has been a member of a Consolidated Tax Group.
          5.11.10 Since the date of its formation, EOP has been a “Subchapter S Corporation” within the meaning of Section 1361(a) of the Code.
          5.11.11 Since the date of its formation, EOC has been only (a) a “Subchapter S Corporation” within the meaning of Section 1361(a) of the Code; (b) a “Qualified Subchapter S Subsidiary” within the meaning of Section 1361(b)(3) of the Code; or (c) a “partnership” or “disregarded entity” for federal income tax purposes.
          5.11.12 No Acquired Company has ever been taxable as a “C Corporation” for federal income tax purposes.
          5.11.13 No Acquired Company (or any of their respective predecessors) has engaged in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2) or any predecessor regulation, and each Acquired Company has properly disclosed in its federal income Tax Returns all “reportable transactions” within the meaning of Treasury Regulations Sections 1.6011-4(b)(1), any predecessor regulation, or any similar provision of state or foreign Law.
          5.11.14 No Acquired Company is required to include any item of income in, or exclude any item of deduction from, taxable income, for any taxable period (or portion thereof) ending after the Closing as a result of any:

(a)	change in method of accounting for a taxable period ending on or prior to the date of this Agreement;

(b)	“closing agreement” under Federal Law (or any corresponding or similar provision of state, local or foreign Law) executed prior to the date of this Agreement;

(c)	installment sale or open transaction made on or prior to the date of this Agreement;

(d)	prepaid amount received prior to the date of this Agreement; or

(e)	election under Section 108(i) of the Code.
          5.11.15 No Acquired Company currently is the beneficiary of any extension of time within which to file any Tax Return.
          5.11.16 No Acquired Company has granted (nor is it subject to) any waiver that is currently in effect of the period of limitations for the assessment or collection of Tax (except to the extent resulting from an extension of time to file a Tax Return).
          5.11.17 Neither the Acquired Companies nor the Members have relied upon any statements, representations or advice from the Purchaser Parties or their advisors regarding the federal, state or local Tax consequences of the Contributions, and each Member and each EOC Beneficial Owner has consulted with, and relied upon, the advice from, its own advisors regarding such consequences.
This Section 5.11 and Section 5.23 (Employee Benefit Plans) set forth the sole and exclusive representations and warranties of the Members with respect to Taxes and Tax matters. For purposes of this Section 5.11, a reference to a “predecessor” of an Acquired Company shall refer only to any Person whose liabilities an Acquired Company has succeeded.
     5.12 Authorizations.
          5.12.1 Set forth on Section 5.12 of the Disclosure Schedules is a list of each Authorization (including, without limitation, Environmental Permits) held by or issued to the applicable Acquired Company that is necessary to permit such Acquired Company to conduct the Business in substantially the manner as historically conducted and that is material to the conduct of the Business (each, a “Company Authorization” and collectively, the “Company Authorizations”).
          5.12.2 Each Company Authorization (including, to the Knowledge of the Members, Environmental Permits) is valid and in full force and effect.

          5.12.3 Compliance With Authorizations; Maintenance. With respect to each Company Authorization:
(a)	each Acquired Company has complied in all material respects with the terms and requirements of the Company Authorization (including, without limitation, Environmental Permits);

(b)	Since December 31, 2007, no Acquired Company has received any written notice or other written communication from any Governmental Authority regarding (A) any actual or alleged violation of or failure to comply with the Company Authorization (including, without limitation, Environmental Permits), or (B) any actual or alleged revocation, withdrawal, suspension or termination of, or modification to, the Company Authorization; and

(c)	all applications required to have been filed with a Governmental Authority for the renewal of the Company Authorization have been duly filed.
     5.13 Compliance with Law and Orders.
          5.13.1 General Compliance. Except as set forth on Section 5.13.1 of the Disclosure Schedules, each Acquired Company is and has been at all times during the past five (5) years, in compliance in all material respects with all Laws and Orders applicable to it or to its properties, assets or business or the use of its Assets.
          5.13.2 Notices of Violation. No Acquired Company has received, at any time since January 1, 2006, any written notice or other written communication from any Governmental Authority or any other Person regarding any actual or alleged violation of or failure to comply with any Law or Order material to the Acquired Company or its Business.
          5.13.3 Improper Payments and Actions. No Member has, and, to the actual knowledge of any Member, no current or former managing member, officer, manager, agent or employee of any Acquired Company, or any other Person acting on its behalf, has: (i) used company funds for unlawful contributions, gifts or entertainment or other unlawful payments relating to political activity; (ii) made a payment to a foreign or domestic government official or employee, or to a foreign or domestic political party or campaign in violation of any Law; (iii) violated the Foreign Corrupt Practices Act; (iv) made to or received from any Person, private or public, regardless of form, whether in money, property or services, a contribution, gift, bribe, rebate, payoff, influence payment, kickback or other payment (A) to unlawfully obtain favorable treatment in securing business, (B) to unlawfully pay for favorable treatment for business secured, (C) to unlawfully obtain or provide special concessions or for special concessions already obtained or provided, for or concerning any Acquired Company or any Affiliate of the Acquired Companies, or (D) that otherwise was in violation of any Law; or (v) established or maintained a fund or asset that has not been recorded in the books and records of the Acquired Companies. To the actual knowledge of any Member, none of the predecessors of the Acquired Companies made any of the payments or took any of the actions specified in this Section 5.13.3. For purposes of this Section 5.13, “predecessors” means any Person to whose liabilities any of the Acquired Companies has succeeded.

     5.14 Sufficiency of Assets; Title to Personal Property.
          5.14.1 Sufficiency. The properties and assets owned, licensed or leased by each Acquired Company (i) are sufficient in all material respects for the conduct of the business of such Acquired Company in substantially the same manner as it was conducted during the periods covered by the Financial Statements and as currently conducted, and (ii) include all assets reflected in the Balance Sheet and all properties and assets acquired by an Acquired Company since February 28, 2011, other than properties or assets sold in the Ordinary Course of Business since that date.
          5.14.2 Title. Each Acquired Company has good and valid title to all personal property that it purports to own, free of Liens other than Permitted Liens.
          5.14.3 Leased Personal Property. With respect to personal property that is leased by an Acquired Company, that has a payment obligation exceeding $5,000 annually or $15,000 over the term of the lease and that is not terminable on 30 day’s notice without penalty (“Leased Personal Property”), the Acquired Company has a valid leasehold interest in the Leased Personal Property, free of Liens, other than Permitted Liens, the ownership interest of the lessor and the lessor’s rights under the lease. All such leases are in full force and effect and constitute valid and binding obligations of each party to such lease. Neither the Acquired Company nor, to the Knowledge of the Members, any other party to such a lease is in breach of any such lease.
     5.15 Condition of Certain Tangible Assets. All tangible personal property owned or leased by each Acquired Company and material to the operation of the Business as currently conducted, including Equipment, is in good operating condition and repair (subject to normal wear and tear) and is suitable in all material respects for the purposes for which it currently is used.
     5.16 Real Property.
          5.16.1 Identification. No Acquired Company owns any interest in real property or any option to acquire any interest in real property. Section 5.16.1 of the Disclosure Schedules contains a list as of the date of this Agreement of all real property and interests in real property leased by any Acquired Company, listed by lessee (the “Leased Real Property”).
          5.16.2 Other Interests. No Person other than an Acquired Company is in possession of any of the Leased Real Property and, to the Knowledge of the Members, there is no lease, sublease, license, concession or other Contract or permission, written or oral, granting to any Person, other than the Acquired Company or its Affiliates, the right of use or occupancy of any of the Leased Real Property, other than rights under Permitted Liens. No Acquired Company is a party to any agreement or option to purchase any interest in any real property.
          5.16.3 Leases. With respect to Leased Real Property, each Acquired Company has delivered to the Purchaser Parties in the Data Room a true, correct and complete copy of every lease and sublease (including all amendments, extensions, renewals, guaranties and other agreements with respect to them) pursuant to which any Acquired Company is a party (each, a “Realty Lease”). As to each Realty Lease:

(a)	the Acquired Company designated as lessee has peaceful and undisturbed possession of the related Leased Real Property;

(b)	the Realty Lease is legal, valid, binding, enforceable and in full force and effect as to the applicable Acquired Company and, to the Knowledge of Members, the other parties thereto, and contains the entire agreement of the parties with respect to its subject matter;

(c)	no Acquired Company is in material breach of the Realty Lease, and to the Knowledge of the Members, no other party is in breach of the Realty Lease; and

(d)	there are no Liens on the estate or interest of the Acquired Company created by such Realty Lease, other than the ownership interest of the lessor in the Leased Real Property and any other rights granted by the lessor or to which the underlying fee estate is subject, the lessor’s rights under the lease, and Permitted Liens.
          5.16.4 Condition. The Leased Real Property is in suitable condition in all material respects for the conduct of the Business in substantially the same manner as it was conducted during the periods covered by the Financial Statements and as currently conducted.
          5.16.5 Nonconforming Use. To the Knowledge of the Members, the use or occupancy of the Leased Real Property in the conduct of the Business by the Acquired Companies as currently conducted complies in all material respects with all zoning Laws and is not dependent on a permitted nonconforming use or permitted nonconforming structure or similar variance, exemption or Authorization.
          5.16.6 Security Deposits for Managed Properties. The security deposit accounts pertaining to the Managed Properties have been at all times and currently are maintained in accordance with all applicable Laws, the terms of the Management Agreements and other authorizations of the applicable property owners. At no time have the security deposit accounts pertaining to the Managed Properties or any other cash of the Managed Properties been commingled with any assets or accounts of the Acquired Companies.
     5.17 Legal Proceedings; Claims; Orders.
          5.17.1 Affecting the Transactions. As of the date of this Agreement, (i) no Proceeding is pending and, to the Knowledge of the Members, (ii) none has been threatened, (iii) nor has any Claim been made in writing against any Acquired Company or any Member, that seeks to restrain, prohibit or otherwise challenge legality or validity of this Agreement or any of the Transactions.
          5.17.2 Managers, etc. As of the date of this Agreement, (i) no Proceeding is pending to which any Acquired Company is a party, and (ii) no Claim has been made in writing, against any Acquired Company or any current managing member, or, to the Knowledge of the Members, any employee or agent of any Acquired Company or, to the Knowledge of the Members, against any former managing member, employee or agent of any Acquired Company, with respect to which any Acquired Company has or would reasonably be expected to have Liability therefor or an indemnification or expense advancement obligation.
          5.17.3 Other Proceedings. Except as set forth on Section 5.17.3 of the Disclosure Schedules, as of the date of this Agreement, no Proceeding is pending against any Acquired Company and, as of the date of this Agreement, to the Knowledge of the Members, no Proceeding has been threatened against any Acquired Company or any of its properties or assets.
          5.17.4 Orders. No Order exists to which any Acquired Company or any of its properties or assets is subject, other than Orders included in the Company Authorizations.
     5.18 Environmental Matters.
          5.18.1 Each Acquired Company is, and, for the past five (5) years, has been, in material compliance with all applicable Environmental Laws.
          5.18.2 No Acquired Company has received written notice of any alleged, actual or potential responsibility for, or any inquiry or investigation regarding and there has not been (i) any Release or threatened Release of any Hazardous Substance at, from or to any real property leased, operated, occupied or managed by any Acquired Company, including the Managed Properties, during the time that such properties were leased, operated, occupied or managed by any Acquiring Company, or to the Knowledge of the Members, at any other time, or (ii) any alleged violation of or non-compliance with any Environmental Law or Environmental Permit by any Acquired Company with respect to any property occupied or managed by any Acquired Company, including the Managed Properties, in each case, that has resulted in or would reasonably be expected to result in any material liability to the Acquired Company or Parent. No Acquired Company is subject to any order of a Governmental Authority related to any real property leased, operated, occupied or managed by any Acquired Company nor has any Acquired Company received written notice of any Proceeding by any Person against an Acquired Company alleging (i) a violation of any Environmental Laws or (ii) injury or damage to any Person, property, natural resource or the environment arising from or relating to any Release or threatened Release of any Hazardous Substances in the case of (i) and (ii) with respect to any real property leased, operated, occupied or managed by any Acquired Company, including, without limitation, the Managed Properties.
          5.18.3 Except as set forth on Section 5.18.3 of the Disclosure Schedules or have been made available by Members to Parent, there are no (i) reports submitted by any Acquired Company or, to the Knowledge of the Members, any of their respective Affiliates, to any Governmental Authority with respect to any Hazardous Substance contamination (or clean-up thereof) at any real property leased, operated, occupied or managed by any Acquired Company, or (ii) reports resulting from any environmental or safety inspection or assessment at any real property occupied or managed by any Acquired Company, that have been performed by (A) any Acquired Company or, to the Knowledge of the Members, any of its Affiliates or (B) any other Person and provided to any Acquired Company or, to the Knowledge of the Members, any of its Affiliates.

          5.18.4 Notwithstanding any other provision of this Agreement, other than Section 5.4.1, Section 5.12 and Section 5.17.3, this Section 5.18 sets forth Members’ sole and exclusive environmental representations and warranties.
     5.19 Intellectual Property. Section 5.19(a) of the Disclosure Schedules sets forth a complete and correct list of all Acquired Company-owned patented or other registered Company Intellectual Property and all Acquired Company-owned pending patent applications and applications for registration of other Company Intellectual Property. Section 5.19(b) of the Disclosure Schedules sets forth all written material licenses for which any Acquired Company is a party either as a licensee or licensor of Company Intellectual Property (“IP Licenses”). With respect to Intellectual Property matters:
          5.19.1 to the Knowledge of the Members, each Acquired Company owns and possesses all, right, title and interest in and to, or has a valid and enforceable right or license to use the Company Intellectual Property as currently being used;
          5.19.2 except as set forth on Section 5.19.2 of the Disclosure Schedules, to the Knowledge of the Members, the Company Intellectual Property owned by an Acquired Company is not (i) subject to any Liens (other than Permitted Liens); (ii) the subject of any claim of ownership or other right thereto brought or threatened by any Person; (iii) subject to any requirement of any past, present or future royalty payments, license fees, charges or other payments other than pursuant to written license agreements applicable thereto; or (iv) subject to any restrictions or limitations regarding use, disposition or disclosure other than pursuant to written license agreements applicable thereto;
          5.19.3 to the Knowledge of the Members, the registered Company Intellectual Property owned by an Acquired Company is valid, subsisting, in full force and effect and has not been cancelled, expired or abandoned;
          5.19.4 except as set forth on Section 5.19.4 of the Disclosure Schedules, to the Knowledge of the Members, no Acquired Company has infringed, misappropriated or otherwise conflicted with, any Intellectual Property of any Person;
          5.19.5 except as set forth on Section 5.19.5 of the Disclosure Schedules, within the past six (6) years, no Acquired Company has received any written notice that it has infringed, misappropriated or otherwise conflicted with any Intellectual Property of any Person;
          5.19.6 to the Knowledge of the Members, no Person has infringed, misappropriated or otherwise conflicted with any of the Company Intellectual Property owned by an Acquired Company;
          5.19.7 within the past six (6) years, no Acquired Company has issued any written notice to any Person that such Person has infringed, misappropriated or otherwise conflicted with any Company Intellectual Property owned by any Acquired Company;
          5.19.8 except for the Company Intellectual Property subject to the IP Licenses or that an Acquired Company has authorized third Persons to use in the normal course of providing business services of the Acquired Company, no Acquired Company has licensed, granted or otherwise conveyed, whether express or implied, any rights in material Company Intellectual Property to any third Person;
          5.19.9 to the Knowledge of the Members, there is no existing or threatened default under or violation of any of the IP Licenses by any party thereto that would give rise to a right to terminate such IP License;
          5.19.10 except as set forth on Section 5.19.10 of the Disclosure Schedules, each Acquired Company uses commercially reasonable measures to maintain the secrecy of all trade secrets in the Company Intellectual Property that are material to the operations of an Acquired Company and, to the Knowledge of the Members, no Person has breached any agreement protecting the trade secrets of an Acquired Company in a manner that would result in the loss of such trade secret status under applicable Law;
          5.19.11 during the prior five (5)-year period, (i) each Acquired Company has complied in all material respects with all relevant requirements of any applicable data protection Laws, Orders or industry standard setting organizations, including requests from data subjects for access to data held by any Acquired Company and any Law, Order or industry standard requirements relating to the registration of data users insofar as the same pertain to any aspect of the business of any Acquired Company; (ii) no Acquired Company has received any Order or other notification from a Governmental Authority regarding non-compliance or violation of any data protection principles or Law; and (iii) no Acquired Company has received from any Person a claim for any compensation from any Acquired Company for the loss of or unauthorized disclosure or transfer of personal data, and no facts or circumstances exist that might give rise to such a claim insofar as the same relate to any Acquired Company;
          5.19.12 to the Knowledge of the Members, there are no material problems or defects in any software within the Company Intellectual Property or in any Systems that has caused any substantial disruption to the Business in the prior twelve (12) months; and
          5.19.13 no funding from any Governmental Authority or facilities of a university, college, other educational institution or non-profit organization was used in the development of the Company Intellectual Property owned by an Acquired Company, and no Governmental Authority, university, college, other educational institution or non-profit organization has a claim or right to claim any right in the Company Intellectual Property owned by an Acquired Company. No employee or contractor of an Acquired Company who was involved and contributed to the creation or development of the Company Intellectual Property owned by an Acquired Company has performed services for a Governmental Authority, university, college, other educational institution or non-profit organization during a time period when such employee or contractor also was involved in or contributed to the creation or development of the Company Intellectual Property owned by an Acquired Company.
     5.20 Employees.
          5.20.1 Employee List. Section 5.20.1 of the Disclosure Schedules contains a correct and complete list as of the date of this Agreement containing the following information for each employee of each Acquired Company (the “Employees”), including each employee on leave of absence or layoff status (with benefit accruals or credits, as of the most recent month-end): (i) employer; (ii) name; (iii) job title; (iv) vacation accrued; (v) service credited for purposes of vesting and eligibility to participate under any Company Pension Benefit Plan or under any other Company Benefit Plan; (vi) the base compensation of each employee; and (vii) for each employee who has a target or other bonus for the current fiscal year in excess of $1,000, the target or other bonus amount and a description of the criteria on which a bonus is determined. No Acquired Company is delinquent in any material respects in any payment of wages, salaries, commissions, bonuses, or other compensation to the Employees, and all applicable withholdings have been timely made. All employment agreements, including commission payment agreements, if any, between any Acquired Company and an employee of an Acquired Company will be terminated or cancelled at or prior to Closing (the “Employment Agreements”) without cost or liability to the Acquired Company. Except for the obligations under the Global Agreement, there are no Employment Agreements that will survive the Closing or result in any liability to the Purchaser Parties or any Acquired Company after Closing.
          5.20.2 Contracts. Section 5.20.2 of the Disclosure Schedules identifies as of the date of this Agreement any employment Contract, severance Contract, Contract providing for payment of brokerage commissions or other real estate commissions with an Employee or change in control Contract (including, in any case, any related incentive contract) to which any Acquired Company is a party or is bound. The Acquired Companies have provided to the Purchaser Parties true, correct and complete copies of each such Contract.
          5.20.3 Contractors. Section 5.20.3 of the Disclosure Schedules (i) sets forth as of the date of this Agreement a list of Persons who are (A) “leased employees” within the meaning of Section 414(n) of the Code, or (B) “independent contractors” within the meaning of the Code and the rules and regulations promulgated thereunder, and (ii) provides for each Person listed (A) the hourly pay rate or other compensatory arrangements with such Person, and (B) the amount paid by any Acquired Company to such Person in 2010 and through February 28, 2011 in the current fiscal year. Except for agreements or arrangements that will not survive Closing, all “independent contractors” of the Acquired Companies within the meaning of the Code may be terminated by the Acquired Companies with no more than thirty (30) days prior notice, for any reason or for no reason at all, at no cost or liability to the Acquired Companies.
          5.20.4 Employee, Director or Manager Restrictions. To the Knowledge of the Members, no employee listed on Section 5.20.1 of the Disclosure Schedules, is a party to, or is otherwise bound by, any Contract or arrangement, including any confidentiality, noncompetition, or proprietary rights agreement with any Person, or is subject to any Order, that in any way materially adversely affects or would reasonably be expected to materially adversely affect (i) the performance of such Person’s duties for the Acquired Companies, or (ii) the ability of any Acquired Company to conduct its business in substantially the same manner as it was conducted during the periods covered by the Financial Statements and as currently conducted.
          5.20.5 Continuation. To the Knowledge of the Members, no officer or other employee of any Acquired Company listed on Section 5.20.1 of the Disclosure Schedules has notified any Acquired Company in writing of his or her intent to terminate employment with any Acquired Company.

          5.20.6 Workers’ Compensation. Section 5.20.6 of the Disclosure Schedules contains a description of the workers’ compensation claims with respect to each Acquired Company since December 31, 2007.
          5.20.7 Immigration Matters. The Acquired Companies have complied in all material respects with the requirements of the Immigration Reform and Control Act of 1986, as amended, and all related regulations and executive orders in effect regarding the employment in the United States of persons who are not citizens of the United States.
     5.21 Labor Relations; Compliance.
          5.21.1 Compliance. Each Acquired Company has complied with applicable Laws relating to the employment of personnel or the provision of labor, including those pertaining to equal employment opportunity, federal and state prohibitions of discrimination, harassment, privacy and retaliation, termination of employment, the Americans With Disabilities Act of 1990, as amended, the Family Medical Leave Act of 1993, as amended, the Fair Labor Standards Act of 1938, as amended, state wage and hour and payment Laws, withholding and reporting requirements with respect to wages, salaries and other payments to any Person, occupational safety and health, promotion, and the termination of benefits of any employee or other Person. Each Acquired Company has paid or properly accrued all wages and compensation due to employees, including all vacations or vacation pay, holidays or holiday pay, sick days or sick pay, and bonuses.
          5.21.2 Notices and Records. Each Acquired Company has filed, posted or provided all reports, information and notices, and has maintained all records, as required under applicable Laws with regard to the hiring, hours, wages, occupational safety and health, employment, equal employment opportunity and anti-discrimination policies, employment conditions, harassment, promotion, termination of benefits and other terms or conditions of employment.
          5.21.3 Unions. No Acquired Company has been a party to a collective bargaining agreement or a relationship with a labor union, or agreed to recognize any labor union. To the Knowledge of the Members, no labor union or group of employees (current or former) has filed any representation petition with, or made any written or oral demand for recognition upon, any Acquired Company. To the Knowledge of the Members, (i) no union organizing or decertification effort has occurred or has been threatened and (ii) no question concerning representation exists.
          5.21.4 Strikes; Lockouts. No labor strike, work stoppage, slowdown or other labor dispute affecting the employees of any Acquired Company has occurred, and to the Knowledge of the Members, none has been threatened. There is no lockout of employees by any Acquired Company in effect and no lockout is contemplated.
          5.21.5 Claims. Except as set forth on Section 5.21.5 of the Disclosure Schedules, there is no Order, or any pending employment-related charge, complaint, grievance, Claim or Proceeding of any kind, relating to hiring, wages, discrimination, family medical leave, retaliation, harassment, working conditions or labor policies, or relating to an alleged violation of

Law or breach of Contract pertaining to employees of or employment by any Acquired Company. Except as set forth on Section 5.21.5 of the Disclosure Schedules, to the Knowledge of the Members, none has been threatened. No employee or agent of any Acquired Company has committed any act or omission giving rise to a Liability for any violation of such Law or breach of such Contract.
     5.22 Employee Notification; WARN Act, etc.
          5.22.1 WARN Act, etc. Since December 31, 2007, no Acquired Company has implemented any plant closing or mass layoff of employees that could implicate (i) the Worker Adjustment and Retraining Notification Act of 1988, as amended (the “WARN Act”), or (ii) any labor notice, bargaining obligation or consultation requirement of any Law or labor agreement (collectively with the WARN Act, the “Labor Rights Requirements”).
          5.22.2 Plant Closure; Relocation. No Acquired Company is a party to any Contract or subject to any Labor Rights Requirement (other than the WARN Act) that restricts any Acquired Company from relocating or closing any of its facilities or operations or any portion thereof, that requires advance notice of that event, or that could impose any Liability on any Acquired Company as a consequence of (i) the relocation or closure, (ii) the failure to give required notice or (iii) the failure to consult with employees or their representative in connection with a relocation or closure.
          5.22.3 Effect of Transactions. The execution and delivery of this Agreement and the Related Agreements and the consummation of the Transactions will not create Liability for any act by any Acquired Company on or prior to the Closing under the (i) WARN Act, or (ii) any other Law or Labor Rights Requirement regarding reductions in force, changes affecting workers or plant closings, in connection with sales of businesses or changes in control.
     5.23 Employee Benefit Plans.
          5.23.1 Definitions. For the purposes of this Agreement, the following definitions apply:
(a)	“Company Benefit Plan” means any currently existing or previously terminated Employee Benefit Plan (A) which any Acquired Company sponsors, maintains or contributes to, and (B) with respect to which any Acquired Company has any obligation to make payments or contributions or might otherwise have a Liability.

(b)	“Company Pension Benefit Plan” means a Company Benefit Plan that is a Pension Benefit Plan.

(c)	“Employee Benefit Plan” means each pension, retirement, savings, disability, medical, dental, health, life (including any life insurance policy as to which an Acquired Company is the owner or a beneficiary), death benefit, group insurance, profit sharing, deferred compensation, executive compensation, fringe benefit, perquisite, stock option, stock purchase, performance share, stock appreciation or other equity-based compensation, bonus, incentive, performance pay, loan or loan guarantee, plant closing, change in control, vacation pay, paid time off, leave of absence, severance pay, Code Section 125 “cafeteria” or “flexible benefit” plan, workers’ compensation or other employee benefit plan or program, trust, arrangement, contract, agreement, policy or commitment, and each Pension Benefit Plan or Welfare Plan.

(d)	“Pension Benefit Plan” means an employee pension benefit plan as defined in Section 3(2) of ERISA.

(e)	“Welfare Plan” means an employee welfare benefit plan as defined in Section 3(1) of ERISA.
          5.23.2 Disclosure. Section 5.23.2 of the Disclosure Schedules identifies each material Company Benefit Plan, regardless of whether the Company Benefit Plan is funded, insured or self-funded, and whether written or oral. As to each Company Benefit Plan that is not written, Section 5.23.2 of the Disclosure Schedules also contains a correct and complete description of the plan. No Acquired Company has made any commitment to create, or communicated to any employee of any Acquired Company any intention to create, any additional Company Benefit Plan or to amend any Company Benefit Plan.
          5.23.3 Plan Documents. Each Acquired Company has provided true, correct and complete copies of the following, to the extent applicable:
(a)	each material Company Benefit Plan, including all amendments, all summary plan descriptions and other summaries of such Company Benefit Plan, including employee communication materials describing such Company Benefit Plan and/or participant rights or benefits thereunder;

(b)	each trust agreement, annuity or insurance contract, or other funding instrument pertaining to a material Company Benefit Plan;

(c)	the most recent determination letter issued by the IRS with respect to each Company Benefit Plan that is intended to be tax-qualified and a copy of any pending applications for such IRS letters;

(d)	the two most recent actuarial valuation reports for each Company Benefit Plan for which an actuarial valuation report has been prepared;

(e)	the three most recent annual reports (IRS Form 5500 Series), including all schedules to the reports, if applicable, filed with respect to each Company Benefit Plan;

(f)	the most recent plan audits, financial statements and accountant’s opinion (with footnotes) for each Company Benefit Plan;

(g)	the most recent discrimination testing reports for each Company Benefit Plan; and

(h)	all material correspondence with Governmental Authorities concerning any Company Benefit Plan (other than as previously referenced above).
          5.23.4 Operation. Each Company Benefit Plan has been operated, administered and documented in compliance with its terms, the terms of any applicable collective bargaining agreement, and in all material respects with the applicable requirements of ERISA, the Code and any other Law (including related regulations and rulings). No Proceeding by any Governmental Authority is pending and, to the Knowledge of the Members, none has been threatened, regarding any Company Benefit Plan. No party dealing with any Company Benefit Plan has engaged in any prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code) or has committed any breach of fiduciary duty.
          5.23.5 Tax Qualifications. Each Company Benefit Plan that is intended to be tax qualified under Section 401(a) of the Code has received a favorable determination letter from the IRS as to its qualification status. No event, or failure to act, has occurred that could jeopardize the qualified status of any such Company Benefit Plan.
          5.23.6 No Claims. There are no pending or, to the Knowledge of the Members, directors, officers (or employees responsible for employee benefit matters) of the Acquired Companies, threatened claims against any Company Benefit Plans or any fiduciary of a Company Benefit Plan or the Company with respect to a Company Benefit Plan other than routine claims for benefits. No fact or condition exists that could subject any Acquired Company, any ERISA Affiliate or any fiduciary responsible for a Company Benefit Plan to any material Liability (other than routine claims for benefits) under the terms of any Company Benefit Plan or applicable Law.
          5.23.7 Provision for Payments. The assets of all Company Benefit Plans that are required under applicable Law to be held in trust are in fact held in trust.
          5.23.8 Health Plans. All Company Benefit Plans that are group health plans, including health care flexible spending accounts, have been operated in compliance in all material respects with the requirements of Section 4980B of the Code and Parts 6 and 7 of Title I of ERISA, to the extent those requirements are applicable.
          5.23.9 No Retiree Benefits. None of the Acquired Companies or any ERISA Affiliate maintains or contributes to any plan or arrangement that provides, has any Liability to provide, or has ever made a promise to provide, post-employment coverage or benefits other than: (i) group health plan continuation coverage mandated by Law; or (ii) retirement or death benefits.
          5.23.10 Plan Amendment. Except as required by Law or as set forth on Section 5.23.10 of the Disclosure Schedules, each Company Benefit Plan can be amended or terminated, by the applicable Acquired Company at any time without approval from any Person, without advance notice and without any Liability other than for benefits accrued and vested prior to such amendment or termination (or which had accrued prior to such amendment or termination and become vested as a result thereof).

          5.23.11 Effect of Transactions. Neither the execution of this Agreement nor the consummation of the Transactions, disregarding any termination of employment which may occur on or after the Closing Date, will: (i) result in any material payment becoming due to any director, officer or employee under any Company Benefit Plan; (ii) materially increase benefits otherwise payable under any Company Benefit Plan; or (iii) result in any acceleration of the time of payment or vesting of any such benefits to any material extent.
          5.23.12 Pension Plans. None of the Acquired Companies maintains, participates in, contributes to, or has any obligation to contribute to or any Liability (including any Liability arising out of being an ERISA Affiliate with any other entity) with respect to, any defined benefit plan, multiple employer plan, multiemployer plan (as defined in Section 3(37) of ERISA), or any plan subject to the minimum funding provisions of the Code, the minimum funding or termination insurance provisions of ERISA, or the withdrawal liability provisions of ERISA, nor has any Acquired Company had any obligation with respect to such a plan at any time during the six years immediately preceding the date of this Agreement.
          5.23.13 Parachute Payments. There are no agreements that will provide payments to any officer, employee or highly compensated individual that will be “parachute payments” under Sections 280G or 4999 of the Code that would result in loss of tax deductions under Section 280G of the Code.
          5.23.14 No Tax Gross-Up Obligations. None of the Acquired Companies has any obligation to reimburse, pay or make whole any Person for adverse tax consequences or any related costs (including interest, penalties or additional excise taxes), including consequences or costs arising under Section 409A, 280G or 4999 of the Code, relating to any payment made, provision of, omission from, or operation of, any Company Benefit Plan.
     5.24 Material Contracts.
          5.24.1 Identification. Section 5.24.1(a) through (o) of the Disclosure Schedules contains a list of each Contract or series of related Contracts described in this subsection to which any Acquired Company is a party or is legally bound, excluding the Realty Leases, Benefit Plans, intercompany agreements that will be terminated prior to Closing and the IP Licenses (the “Material Contracts”); provided that for purposes of this Section 5.24 only, “Material Contracts” shall not include Contracts entered into in accordance with the terms of Section 10.5 or Section 10.6:
(a)	any derivative that is an exchange-traded or over-the-counter swap, forward, future, option, cap, floor or collar financial Contract, or any other Contract that is a derivatives Contract (including various combinations thereof) or any commitment to enter into any of the foregoing;

(b)	any partnership or joint venture agreement that is a partnership, joint venture, cost-sharing or similar Contract;

(c)	any distribution agreement that is a distribution, dealer, sales representative or sales agency Contract that provides for payments in excess of $10,000 that is not terminable on thirty (30) days’ notice without penalty;

(d)	any indemnity that provides for the indemnification by any Acquired Company of any Person, or for the undertaking by any Acquired Company to be responsible for consequential damages or lost profits, except for Contracts entered into in the Ordinary Course of Business;

(e)	any governmental agreement, except as disclosed in Section 5.17 of the Disclosure Schedules, that is with any Governmental Authority, including any agreement with respect to any pending Proceeding that purports to waive the attorney-client privilege or other legal privilege on behalf of the Acquired Company in connection with any pending Proceeding;

(f)	any credit agreement, surety contract or a guaranty of the payment or performance of an obligation of another Person, or any other Contract relating to Indebtedness of any Acquired Company in excess of $15,000 (other than Accounts Payable to trade creditors in the Ordinary Course of Business and Permitted Liens);

(g)	any agreement relating to any capital expenditure or leasehold improvement that has commenced but is not yet completed or that obligates any Acquired Company to incur expenditures with respect to a project that has not yet commenced;

(h)	any leases for Leased Personal Property (whether accounted for as a capital lease or an operating lease), in any one case providing for payments by any Acquired Company exceeding $10,000 annually or exceeding $15,000 over the term of the lease remaining as of the date of this Agreement that is not terminable on thirty (30) days’ notice without penalty;

(i)	any noncompete agreement that restricts or purports to restrict the right of any Acquired Company to engage in any line of business, acquire any property, develop or distribute any product or provide any service (including geographic restrictions) or to compete with any Person;

(j)	any nonsolicitation or standstill Contract;

(k)	any information technology agreement that pertains to data processing, data security, network communication or other information technology services provided either by or for any Acquired Company and that is material to the conduct of the Business as currently conducted;

(l)	any confidentiality agreement that pertains to the receipt by any Acquired Company of the confidential information of another Person other than confidentiality agreements relating to the potential investment in or management of real property;

(m)	any management agreement and leasing agreement pursuant to which any Acquired Company provides services to any of the Managed Properties (each, a “Management Agreement” and collectively, the “Management Agreements”), and with respect to the Management Agreements, Section 5.24.1(n) of the Disclosure Schedules sets forth the expiration date of the current term of each such Management Agreement;

(n)	any insurance brokerage Contract;

(o)	each agreement involving annual receipts or expenditures in excess of $30,000 that is not terminable on 30 days’ (or less than 30 days) notice without penalty; or

(p)	any agreement relating to compensation of tenant leasing agents or landlord leasing agents, whether with employees of the Acquired Companies or with any third parties.
          5.24.2 Benefit. Except as set forth on Section 5.24.2 of the Disclosure Schedules, each Material Contract is a legal, valid, binding obligation of the applicable Acquired Company and enforceable against such Acquired Company, except as enforceability might be limited by bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors’ rights generally or limitations on the availability of equitable remedies, and, to the Knowledge of Members, is in full force and effect as to each other party thereto.
          5.24.3 No Breach. No Acquired Company is in material breach, and, to the Knowledge of the Members, no other party thereto is in material breach, of any Material Contract. No Acquired Company has given notice to or received written notice from any Person relating to any alleged or potential material breach of a Material Contract that has not been cured. Except as set forth on Section 5.24.3 of the Disclosure Schedules, to the Knowledge of the Members, no event has occurred that, with or without the giving of notice or lapse of time (or both) would reasonably be expected to result in a material breach of a Material Contract by any Acquired Company, or give any Person the right (i) to declare a breach and obtain any material remedy thereunder; (ii) to accelerate the maturity, performance or payment of any obligation of any Acquired Company thereunder, (iii) to make operative any provision that varies any of the material rights or obligations of any Acquired Company from those that would apply if the event had not occurred, or (iv) to cancel, terminate or modify (in a manner adverse to any Acquired Company) the Material Contract in any material respect. As of the date of this Agreement, no counterparty to a Material Contract has notified an Acquired Company in writing that it intends to prematurely terminate or fail to renew a Material Contract.
     5.25 Bank Accounts. Section 5.25 of the Disclosure Schedules identifies as of the date of this Agreement, all checking accounts, saving accounts, custodial accounts and escrow accounts maintained by any Acquired Company with any depositary as well as the current balance held in each account as of a date no earlier than five (5) Business Days prior to the date of this Agreement.

     5.26 Insurance.
          5.26.1 Listing. Section 5.26.1 of the Disclosure Schedules contains, as of the date of this Agreement, (i) a correct and complete list and a summary of all insurance policies covering any Acquired Company or its properties or assets currently in force (the “Company Insurance Policies”), (ii) a statement of the aggregate amount of claims paid out, and claims pending, under each Company Insurance Policy since January 1, 2008, and (iii) a description of risks that any Acquired Company has designated as being self-insured.
          5.26.2 Validity. To the Knowledge of the Members, the Company Insurance Policies are in full force and effect. All premiums due have been paid by each Acquired Company, as applicable, and each Acquired Company is otherwise in compliance in all material respects with the terms and provisions of such policies.
          5.26.3 No Denials. Except as set forth on Section 5.26.3 of the Disclosure Schedules, to the Knowledge of the Members:
(a)	no Acquired Company has been denied a policy of insurance or an endorsement to a policy of insurance for which it has applied within the previous three (3) years;

(b)	no Acquired Company has received any notice of cancellation or nonrenewal of any Company Insurance Policy, and the termination of any such policy has not been threatened in writing;

(c)	no Claim is pending under any Company Insurance Policy as to which coverage has been questioned, denied or disputed; and

(d)	no Acquired Company has received written notice from any insurance carrier that insurance premiums under any Company Insurance Policy will be increased in the future or that insurance coverage presently provided will not be available to each Acquired Company upon expiration of such policy term on substantially the same terms as now in effect.
          5.26.4 No Retroactivity. None of the Company Insurance Policies provides for any retrospective premium adjustment, experienced-based liability or loss sharing arrangement affecting any Acquired Company.
     5.27 Certain Affiliate Business Relationships; Employment Agreements. Except for the Management Agreements, all intercompany obligations between any Acquired Company, on the one hand, and any Member or any of such Member’s other Affiliates, on the other hand, will be satisfied, repaid, eliminated or cancelled at or prior to Closing (the “Affiliate Agreements”). Except for the Organizational Documents of each Acquired Company and except for the Management Agreements, there are no written Contracts between any Acquired Company, on the one hand, and any Member or any of Member’s other Affiliates, on the other hand that will survive the Closing or result in any liability to an Acquired Company after Closing.

     5.28 Brokerage Fees. Except as described on Section 5.28 of the Disclosure Schedules, no Acquired Company has any Liability to pay any fee or commission, or to provide any other thing of value, to any broker, finder or agent as a result of this Agreement or the consummation of any of the Transactions.
     5.29 Real Estate Broker Licensing.
          5.29.1 Section 5.29.1 of the Disclosure Schedules contains a true, correct and complete list as of the date of this Agreement containing the following information for each Acquired Company: (i) each jurisdiction in which any Acquired Company is licensed as a real estate broker; (ii) the name of the responsible broker (or similar designation) for such jurisdiction; (iii) the address of each office or location covered by such license; and (iv) the information required in clauses (i) — (iii) with respect to any Subsidiary.
          5.29.2 Section 5.29.2 of the Disclosure Schedules contains a true, correct and complete list as of the date of this Agreement of the following information for each employee, officer, director or manager of each Acquired Company and Subsidiary, if any, who holds a real estate license and who is engaged on behalf of an Acquired Company in activities for which a real estate license is required: (i) the name of such person; (ii) each jurisdiction in which such person is licensed as a real estate broker, salesperson or other similar category of license; (ii) the name of such person’s responsible broker (or similar designation) for each listed jurisdiction, if any; (iii) the date of and parties to any employment or similar agreement between an Acquired Company and any person who is a responsible broker (or similar designation) in any jurisdiction or any other agreement to which an Acquired Company is a party or bound related to such Person’s status as responsible broker; and (iv) the address of the office or location designated on such license as the office location of such person, if so designated.
          5.29.3 Except as disclosed in Section 5.29.3 of the Disclosure Schedules, there have been no formal complaints or proceedings related to the status of the licenses listed in Section 5.29.1 or, to the Knowledge of the Members, the licenses listed on Section 5.29.2 of the Disclosure Schedule, and, to the Knowledge of the Members, no complaints or proceedings are threatened, which if adversely determined might have an adverse effect on such license.
ARTICLE 6
REPRESENTATIONS AND WARRANTIES OF PURCHASER PARTIES
     The Purchaser Parties jointly and severally represent and warrant to the Members as set forth in this Article 6.
     6.1 Organization; Qualification; Power; Governance. Parent is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Maryland. Partnership is a limited partnership formed and existing and in good standing under the Laws of the State of Delaware. Each of Parent and Partnership has full corporate or partnership power and authority necessary to own, lease and operate its properties and assets, to conduct its business as currently conducted, to execute, deliver and perform its obligations under this Agreement and each other Related Agreement to be executed and delivered by Parent or Partnership and to consummate the Transactions. Each of Parent and Partnership is duly authorized to conduct business as a foreign entity of its type in, and is in good standing under the Laws of, each jurisdiction where such qualification is required, except to the extent that the failure to maintain any such authorization would not reasonably be expected to materially adversely affect the business, financial condition or results of operations of Parent and Partnership and their subsidiaries, taken as a whole (a “Parent Material Adverse Change”).
     6.2 Authorization of Agreements; Execution and Delivery; Enforceability.
          6.2.1 Authorization; Execution and Delivery. This Agreement has been, and each Related Agreement to be executed and delivered by a Purchaser Party will upon such delivery be, duly executed and delivered by each such Purchaser Party. Each Purchaser Party has duly authorized the execution, delivery and performance of this Agreement and each other Related Agreement to which such Purchaser Party is a party. Neither the approval of the shareholders of Parent nor the approval of the limited partners of Partnership is required in connection with the execution, delivery or performance of this Agreement or any of the Related Agreements, or the consummation of the Transactions (including, without limitation the Contributions). The execution, delivery and performance of this Agreement and each Related Agreement to be executed and delivered by a Purchaser Party and the consummation of the Transactions have been duly and validly authorized by all requisite corporate or other action on the part of such Purchaser Party, and no other proceedings on its part are necessary to authorize the execution, delivery or performance of this Agreement and each such Related Agreement on the part of such Purchaser Party.
          6.2.2 Enforceability. This Agreement, assuming the due execution and delivery of it by the other Parties, is the valid and binding obligation of the Purchaser Parties, enforceable against such Purchaser Party in accordance with its terms, except as enforceability might be limited by bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors’ rights generally or limitations on the availability of equitable remedies. Each Related Agreement to which any Purchaser Party is or will become a party, when executed and delivered by such Purchaser Party, and assuming the due authorization, execution and delivery of that Related Agreement by the other parties to that agreement, will constitute the valid and binding obligation of such Purchaser Party, enforceable against such Purchaser Party in accordance with its terms, except as enforceability might be limited by bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors’ rights generally or limitations on the availability of equitable remedies.
     6.3 Governmental Filings and Authorizations. Except for filings required by Parent under the Exchange Act, no Purchaser Party is required, in connection with the execution and delivery of this Agreement, or the compliance or performance by such Purchaser Party with any of its obligations in this Agreement or any other Related Agreement to which such Purchaser Party is or is to become a party, (i) to make any Filing with any Governmental Authority, or (ii) to obtain any Authorization.
     6.4 No Contravention. Each Purchaser Party’s execution and delivery of this Agreement, and of each other Related Agreement to which it is or will be a party, its performance of its obligations under this Agreement and such Related Agreements and the consummation of the Transactions, including the EOP Contribution and EOC Contribution, do not and will not:
          6.4.1 violate any provision of the Organizational Documents of such Purchaser Party;
          6.4.2 violate any Law, Authorization or Order to which such Purchaser Party or any of its properties or assets is subject, or give any Governmental Authority or other Person the right to challenge the Transactions or to exercise any remedy or obtain any relief under any such Law, Authorization or Order;
          6.4.3 result in a breach of, constitute a default under (with or without notice or lapse of time, or both), result in the acceleration of, create in any party the right to modify, accelerate, terminate or cancel, or require any consent or approval of any Person under any lease, sublease, license, sublicense, franchise, Permit, agreement for borrowed money, or other material agreement or instrument to which such Purchaser Party is a party or by which such Purchaser Party is bound, except where such Purchaser Party has obtained the consent of or waiver from the other party to such agreement or instrument; or
          6.4.4 result in the creation of any Lien upon any of the properties or assets of any Purchaser Party.
except, with respect to Sections 6.4.2, 6.4.3 and 6.4.4, such violation, default, termination, acceleration, cancellation, modification or creation or imposition of any Lien that would not reasonably be expected to have a Parent Material Adverse Change.
     6.5 Brokerage Fees. Other than as disclosed on Section 6.5 of the Purchaser Disclosure Schedules no Person is or will become entitled, by reason of any dealings, communications or agreements of any kind with or on behalf of Purchaser Party, to receive any commission, finder’s fee or other similar compensation in connection with this Agreement or the Transactions.
     6.6 Litigation. Except as disclosed in the SEC Documents, no Proceeding or Order is pending, no Claim has been made against or affecting the Purchaser Parties, and, to the knowledge of the Purchaser Parties, no Proceeding, Order or Claim has been threatened, that (a) seeks to restrain, prohibit or otherwise challenge the consummation, legality or validity of this Agreement or any of the Transactions, (b) would reasonably be expected to prevent, impede or delay the Purchaser Parties’ performance under this Agreement or any other Related Agreement to which any Purchaser Party or any of their respective Affiliates is a party or the consummation of the Transactions, or (c) would be reasonably expected to have a Parent Material Adverse Change.
     6.7 Valid Issuance of OP Units. The issuance of the OP Units to be issued in accordance with the terms of this Agreement has been duly authorized and, when issued and delivered in accordance with the terms and for the consideration set forth in this Agreement, will be validly issued, fully paid and nonassessable and the applicable Member or EOC Beneficial Owner shall acquire good and valid title to such OP Units, free and clear of any Liens, other than (a) those imposed under the Organizational Documents of Partnership or Parent, as applicable, or

(b) restrictions on transfer under federal and state securities Laws. Assuming the accuracy of the representations of Members set forth in Article 4 of this Agreement, the OP Units will be issued in compliance with all applicable federal securities Laws.
     6.8 Capitalization. As of the date of this Agreement, (A) 65,625,104 PKY Shares were authorized for issuance by Parent, of which 21,962,564 shares are issued and outstanding, (B) 5,374,896 shares of Series D Preferred Stock were authorized for issuance, of which 4,374,896 shares are issued and outstanding, and (C) 30,000,000 shares of Excess Stock (as defined in Parent’s articles of incorporation), par value $0.001 per share, were authorized for issuance, none of which were issued or outstanding. All of the issued and outstanding shares of capital stock of Parent have been duly authorized and are validly issued, fully paid and nonassessable. The stockholders of Parent have no preemptive rights. Except as set forth on Section 6.8 of the Purchaser Disclosure Schedules or as described in the SEC Documents, other than pursuant to this Agreement and the Other Transaction Agreements, there are no outstanding options, warrants or other rights requiring the issuance of, and no commitments, plans or arrangements to issue, any shares of capital stock of Parent or equity interests in the Partnership or any subsidiary of Parent or Partnership or any security convertible into or exchangeable for such shares or interests.
     6.9 Compliance with Laws. To the actual knowledge of the Purchaser Parties, each of the Purchaser Parties is in compliance with and has at all times during the prior five (5) year period been in compliance with all Laws applicable to them, except for violations, if any, which would not reasonably be expected to result in a Parent Material Adverse Change.
     6.10 Securities Filings.
          6.10.1 Parent has furnished or filed all reports, schedules, forms, statements and other documents (including exhibits and other information incorporated therein) required to be furnished or filed by Parent with the SEC since January 1, 2008 (such documents, together with any documents filed with or furnished to the SEC during such period by Parent on a voluntary basis on a Current Report on Form 8-K, collectively the “SEC Documents”).
          6.10.2 Each SEC Document (i) at the time filed, complied in all material respects with the requirements of SOX and the Exchange Act or the Securities Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such SEC Document, and (ii) did not at the time it was filed (or if amended or superseded by a filing or amendment prior to the date of this Agreement, then at the time of such filing or amendment) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of the consolidated financial statements of Parent included in the SEC Documents complied at the time it was filed as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, was prepared in accordance with GAAP (except, in the case of unaudited statements, as permitted by Form 10-Q under the Securities Exchange Act of 1934, as amended) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented in all material respects the consolidated financial position of Parent and its consolidated subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods shown (subject, in the case of unaudited statements, to normal year-end audit adjustments).
     6.11 Absence of Certain Changes or Events. No event or circumstance has occurred at any time since the filing with the SEC by Parent of its most recent Annual Report on Form 10-K that, alone or in combination with other events or circumstances, would reasonably be expected to have a Parent Material Adverse Change.
     6.12 Taxes.
          6.12.1 Parent, its subsidiaries, and their respective predecessors, have filed, or have had filed on their respective behalf, all Tax Returns required to have been filed by or for it, and all information set forth in such Tax Returns is correct and complete in all material respects.
          6.12.2 Parent, (i) for all taxable years commencing with its taxable year ended December 31, 2006 through December 31, 2010, qualified and was subject to taxation as a “real estate investment trust” within the meaning of Section 856 of the Code (a “REIT”) and has satisfied all requirements to qualify as a REIT for such years; (ii) has operated since December 31, 2010 through the date hereof in a manner that will permit it to qualify and be subject to taxation as a REIT for its taxable year that includes the date hereof; and (iii) intends to continue to operate in such a manner as to permit it to continue to qualify as a REIT for its taxable year that includes the date hereof and for all taxable years thereafter.
          6.12.3 Neither Parent nor any of its subsidiaries has relied upon any statements, representations or advice from a Member, EOC Beneficial Owner, or any of their advisors, regarding the federal, state or local Tax consequences of the Contributions, and each of Parent and its subsidiaries has consulted with, and relied upon the advice from, its own advisors regarding such consequences.
          6.12.4 This Section 6.12 sets forth the sole and exclusive representations and warranties of Parent and its subsidiaries with respect to Taxes and tax matters. For purposes of this Section 6.12, a reference to a “predecessor” of Parent (or any of its subsidiaries) shall refer only to any Person to whose liabilities either Parent and/or such subsidiary, as the case may be, has succeeded.
     6.13 Purchaser Parties Release. Effective as of the Closing, except for fraud, each of Parent and Partnership, for themselves and any of their respective successors and assigns and their Affiliates (including, after the EOP Contribution and the EOC Contribution, the Acquired Companies), hereby irrevocably and absolutely waives its right to recover from, and forever releases and discharges, and covenants not to file or otherwise pursue any legal action against, Members with respect to any and all Released Claims that may arise on account of or in any way be connected with Acquired Company, any EOP Units, the EOC Units or any portion thereof, or any Law applicable thereto, whether before or after the date of this Agreement; provided, however, that in no event shall the foregoing release apply with respect to any obligations of Members set forth in this Agreement (including the indemnification obligations set forth in Article 12), any of the Related Agreements or any of the Other Transaction Agreements or the transactions contemplated thereby, subject to the limitations and conditions provided in this

Agreement. EACH OF PARENT AND PARTNERSHIP FURTHER ACKNOWLEDGES THAT IT IS AWARE THAT STATUTES EXIST THAT RENDER NULL AND VOID RELEASES AND DISCHARGES OF ANY CLAIMS, RIGHTS, DEMANDS, LIABILITIES, ACTIONS OR CAUSES OF ACTIONS THAT ARE UNKNOWN TO THE RELEASING OR DISCHARGING PARTY AT THE TIME OF EXECUTION OF THE RELEASE AND DISCHARGE. EACH OF PARENT AND PARTNERSHIP HEREBY EXPRESSLY AND VOLUNTARILY WAIVES, SURRENDERS AND AGREES TO FOREGO ANY PROTECTION TO WHICH IT WOULD OTHERWISE BE ENTITLED BY VIRTUE OF THE EXISTENCE OF ANY SUCH STATUTE IN ANY JURISDICTION.
ARTICLE 7
CONDITIONS TO EACH PARTY’S OBLIGATION TO CLOSE
     The respective obligations of the Parties to consummate the Closing are subject to the satisfaction (or waiver by each of the Parties), at or prior to the Closing, of the following conditions set forth in this Article 7.
     7.1 Competition Matters. Any waiting period (and any extension thereof) and any approvals or clearances applicable to the Transactions under the Competition Laws, shall have expired or been terminated or obtained, as applicable.
     7.2 No Injunction or Illegality. There must not be in effect any Order, whether temporary, preliminary or permanent, issued by any Governmental Authority enjoining, preventing or prohibiting the consummation of the Closing or any of the Transactions. There must not be any Law in effect that makes the consummation of any of the Transactions in accordance with this Agreement or any Related Agreement illegal.
ARTICLE 8
CONDITIONS TO PURCHASER PARTIES’ OBLIGATION TO CLOSE
     The Purchaser Parties’ obligation to consummate the Closing and to take the other actions contemplated by this Agreement at Closing is subject to the satisfaction (or the waiver by Parent, on behalf of itself and each other Purchaser Party, in writing), at or prior to the Closing, of each of the conditions set forth in this Article 8.
     8.1 Accuracy of Acquired Companies’ Representations and Warranties.
          8.1.1 Each of the representations and warranties of Members, EOC Beneficial Owners and the Acquired Companies made in this Agreement must have been true and correct in all respects as of the date of this Agreement, except that any such representation and warranty that refers specifically to another date must have been true and correct only as of such other date.
          8.1.2 Each of the representations and warranties of Members, EOC Beneficial Owners and the Acquired Companies made in this Agreement must be true and correct in all material respects as of the Closing Date as if made on the Closing Date, except that (i) any representation and warranty that refers specifically to another date must only have been true and correct as of the such other date, and (ii) any representation or warranty already qualified by concepts of materiality must be true and correct in all respects; provided, however, that the representations and warranties contained in Sections 4.2.1, 4.2.2, 4.2.3, 4.2.4, 4.2.8, 4.2.9, 5.1.1, 5.1.2 and 5.2 must be true and correct in all respects.
          8.1.3 Disclosures made in any supplement to the Disclosure Schedules pursuant to Section 10.11 will be disregarded and of no effect for the purposes of this Section 8.1.
     8.2 Members’ and Acquired Companies’ Performance. Each Member, each EOC Beneficial Owner and the Acquired Companies must have complied, in all material respects, with all of their respective obligations in this Agreement with which such Members or the Acquired Companies are required to comply at or prior to the Closing (except that Members and the Acquired Companies must have complied fully with any obligation that is qualified by concepts of materiality). Disclosures made in any supplement to the Disclosure Schedules will be disregarded for purposes of this Section 8.2.
     8.3 Other Deliveries. The Acquired Companies (and, in the case of Section 8.3.1, each of the Members, and in the case of Section 8.3.3, each of the Members and EOC Beneficial Owners) must have delivered the following to Parent at the Closing, each in a form and substance reasonably satisfactory to Parent:
          8.3.1 an Assignment and Transfer of Interest in the form of Exhibit O attached hereto;
          8.3.2 a certificate duly executed by an officer or member of each Acquired Company certifying that the conditions set forth in Section 8.1 and Section 8.2 have been fulfilled;
          8.3.3 certificates from each of the Members and EOC Beneficial Owners in substantially the same form as Exhibit G-1 or Exhibit G-2, as applicable;
          8.3.4 an election under Section 1362(e)(3) of the Code, if not otherwise required by Law, to apply the “closing-of-the books” method with respect to the allocation of income of EOP for the 2011 taxable year, which election is signed by each person who owned Units in EOP during the Pre-Closing Straddle Period; and
          8.3.5 evidence of termination or cancellation of each of the Affiliate Agreements.
     8.4 Consents. The Acquired Companies shall have obtained and delivered to Parent, each of the Consents set forth in Schedule 8.4, in form and substance reasonably satisfactory to Parent, and the Acquired Companies shall not have received any revocation of any such Consents.
     8.5 No Proceedings; Orders; Restrictive Authorizations.
          8.5.1 Proceedings. There must not be an existing or threatened in writing Proceeding against any Member, any EOC Beneficial Owner, any Acquired Company, the Purchaser Parties or any of their respective directors that was not in existence on or prior to the date of this Agreement and that was disclosed to Parent in Section 5.17.3 of the Disclosure Schedules:
(a)	that involves any challenge to, or seeks damages or other relief in connection with, this Agreement or the Transactions;

(b)	that seeks to interfere with the Transactions or to impose any limitation on the ownership or use (directly or indirectly) of any material portion of the properties or assets of any Acquired Company;

(c)	that seeks to require Parent, Partnership or any of their respective Affiliates to dispose of or hold separate (A) any property or asset of an Acquired Company, or (B) any property or asset of Parent, Partnership or their respective Affiliates as a condition to consummation of the Transactions; or

(d)	that seeks to require any other structural or conduct remedy that would require Parent, Partnership or any of their respective Affiliates, or any Acquired Company to conduct its business in a specified manner as a consequence of this Agreement or the Transactions, or to prohibit the later acquisition of ownership of property or enterprises or conduct of business in any industry or geographic area.
          8.5.2 Orders. There must not be any Order in effect that would have any of the results described in Section 8.5.1.
          8.5.3 Authorizations. The issuance or effectiveness of any Authorization required under Section 10.3 of this Agreement must not be conditioned on actions described in Section 8.5.1(b) or Section 8.5.1(c).
     8.6 No Material Adverse Change. No Material Adverse Change, or any event or circumstance that, individually or when combined with other events or circumstances, would reasonably be expected to result in a Material Adverse Change, shall have occurred since the date of this Agreement.
     8.7 Estoppel Certificates. The Acquired Companies must have delivered to Parent estoppel certificates, duly executed on behalf of the owners of the Managed Properties identified on Schedule 8.7 dated as of a date not more than sixty (60) days prior to the Closing Date, each in a form and substance reasonably satisfactory to Parent.
     8.8 Legal Opinion. Counsel to the Acquired Companies must have delivered to Parent an opinion substantially in form and substance as set forth in Exhibit D and acceptable to Parent, dated as of the Closing Date.
     8.9 Resignations. Parent must have received the resignations, effective as of the Closing, of each member of the board of managers and officer of each Acquired Company, as applicable, other than those members of the board of managers and/or officers of any Acquired Company with respect to whom Parent specifies in writing that resignations are not required.

     8.10 Voting Agreement. Each Member and each EOC Beneficial Owner (other than Lorri Dunne) shall have executed and delivered to Parent a duly executed lockup and voting agreement in the form of Exhibit J and such agreement shall continue to be in effect.
     8.11 Registration Rights Agreement. Each Member and each EOC Beneficial Owner shall have executed and delivered to Parent a duly executed registration rights agreement substantially in the form attached hereto as Exhibit F (“Registration Rights Agreement”).
     8.12 Affiliate Agreements. Each of the Affiliate Agreements shall have been satisfied, repaid, eliminated or cancelled and evidence thereof reasonably satisfactory to Parent shall have been provided to Parent.
     8.13 Payoff Letters. The Acquired Companies must have delivered to Parent payoff letters duly executed by each creditor identified on Schedule 8.13, dated as of a date not more than ten (10) days prior to the Closing Date in a form reasonably satisfactory to Parent.
     8.14 Employee/Independent Contractor Release. The Acquired Companies must have delivered to Parent termination agreements executed by (x) each employee with an Employment Agreement and (y) the independent contractor of the Acquired Companies identified on Schedule 8.14, in each case, in a form reasonably satisfactory to Parent.
     8.15 Banyan Street Management Fees. The Acquired Companies must have delivered to Parent a termination from Banyan and each of the owners of the Managed Properties who have agreed that a portion of management fees due the Acquired Companies would be paid to Banyan, or any other third Person, which termination shall be in a form reasonably satisfactory to Parent.
ARTICLE 9
CONDITIONS TO THE ACQUIRED COMPANIES’ AND MEMBERS’
OBLIGATION TO CLOSE
     The Acquired Companies’ and Members’ obligation to consummate the Closing and to take the other actions contemplated by this Agreement at Closing is subject to the satisfaction (or the waiver by the Sellers’ Representatives, on behalf of each of the Acquired Companies and the Members), at or prior to the Closing, of the conditions set forth in this Article 9.
     9.1 Purchaser Parties’ Representations and Warranties.
          9.1.1 Each of the representations and warranties of the Purchaser Parties made in this Agreement must have been true and correct in all respects as of the date of this Agreement, except that any such representation and warranty that refers specifically to another date must have been accurate only as of such other date.
          9.1.2 Each of the representations and warranties of Purchaser Parties made in this Agreement must be true and correct in all material respects as of the Closing Date as if made on the Closing Date, except that (i) any representation and warranty that refers specifically to another date must only have been true and correct in all material respects as of such other date, and (ii) any representation or warranty already qualified by concepts of materiality must be true and correct in all respects, in each case; provided, however, that the representations and warranties contained in Sections 6.1, 6.2.1 and 6.2.2 must be true and correct in all respects.
     9.2 Purchaser Parties’ Performance. Each of the Purchaser Parties must have complied, in all material respects, with all of their respective obligations in this Agreement with which the Purchaser Parties are required to comply at or prior to the Closing, except that Purchaser Parties must have complied fully with any obligation that is qualified by concepts of materiality.
     9.3 Legal Opinion. Counsel to Purchaser Parties must have delivered to Sellers’ Representative an opinion substantially in form and substance as set forth in Exhibit E-1 and acceptable to Sellers’ Representatives, dated as of the Closing Date.
     9.4 REIT Opinion. Counsel to Parent must have delivered to Sellers’ Representatives an opinion of Jaeckle Fleischmann & Mugel, LLP, or other counsel to Parent reasonably acceptable to Sellers’ Representatives, dated as of the Closing Date, substantially in the Form attached hereto as Exhibit E-2.
     9.5 Consents. The Acquired Companies shall have obtained the Consents set forth on Schedule 8.4, in form and substance reasonably satisfactory to Members and the Acquired Companies shall not have received any written revocation of any such Consents.
     9.6 Other Transactions. The Other Transactions shall have closed or be closing simultaneously with the Closing.
     9.7 Registration Rights Agreement. Parent shall have executed and delivered to Members and EOC Beneficial Owners the Registration Rights Agreement.
     9.8 No Material Adverse Change. No Parent Material Adverse Change, or any event that individually or when combined with other events or circumstances, would reasonably be expected to result in a Parent Material Adverse Change, shall have occurred since the date of this Agreement.
     9.9 Other Deliveries. The Purchaser Parties must have delivered to Sellers’ Representatives a certificate duly executed by an officer of each Purchaser Party representing to Sellers’ Representatives that each of the conditions set forth in Section 9.1 and Section 9.2 has been fulfilled, each of which shall be in a form and substance reasonably satisfactory to Sellers’ Representative.
     9.10 Global Agreement. The Global Agreement shall continue to be in effect and Parent shall have taken all corporate actions necessary to cause to be implemented at or after Closing of each of the corporate governance arrangements set forth in the Global Agreement and delivered evidence thereof reasonably satisfactory to Members.
     9.11 Parent Credit Agreement. Parent and Partnership shall have delivered evidence to Sellers’ Representatives that Parent and Partnership have provided notice to the Administrative Agent (as defined in the Parent Credit Agreement) pursuant to Section 9.4 of the Parent Credit Agreement.

     9.12 No Proceedings; Orders; Restrictive Authorizations.
          9.12.1 Proceedings. There must not be an existing or threatened in writing Proceeding against any Member, any EOC Beneficial Owner or any Acquired Company or any of their respective directors, that was not in existence on or prior to the date of this Agreement and that was disclosed to Parent in Section 5.17.3 of the Disclosure Schedules:
(a)	that involves any challenge to, or seeks damages or other relief in connection with, this Agreement or the Transactions;

(b)	that seeks to interfere with the Transactions or to impose any limitation on the ownership or use (directly or indirectly) of any material portion of the properties or assets of any Acquired Company;

(c)	that seeks to require Parent, Partnership or any of their respective Affiliates to dispose of or hold separate (A) any property or asset of an Acquired Company, or (B) any property or asset of Parent, Partnership or their respective Affiliates as a condition to consummation of the Transactions; or

(d)	that seeks to require any other structural or conduct remedy that would require Parent, Partnership or any of their respective Affiliates, or any Acquired Company to conduct its business in a specified manner as a consequence of this Agreement or the Transactions, or to prohibit the later acquisition of ownership of property or enterprises or conduct of business in any industry or geographic area.
          9.12.2 Orders. There must not be any Order in effect that would have any of the results described in Section 9.12.1.
          9.12.3 Authorizations. The issuance or effectiveness of any Authorization required under Section 10.3 of this Agreement must not be conditioned on actions described in Section 9.12.2 or 9.12.3.
ARTICLE 10
CERTAIN PRE-CLOSING COVENANTS
     10.1 Access. Except as may be necessary to comply with any applicable Laws and subject to (i) any applicable privileges (including the attorney-client privilege), (ii) the terms and conditions of the Confidentiality Agreement and this Section 10.1, and (iii) the terms and conditions of any confidentiality or similar agreements between any Member, any Acquired Company and a third party, which is disclosed in writing to Purchaser Parties, from the date of this Agreement until the Closing Date, the Acquired Companies shall (and the Members shall cause each Acquired Company to):
          10.1.1 during normal business hours and upon reasonable prior notice, give the Purchaser Parties and their Representatives (the “Parent Group”) reasonable access to the records of the Acquired Companies;

          10.1.2 during normal business hours and upon reasonable prior notice, give the Parent Group reasonable access to the Managed Properties;
          10.1.3 furnish to the Parent Group copies of such books, records (including Tax records and Tax Returns), Contracts and other documents of or pertaining to the Acquired Companies as the Parent Group reasonably may request; and
          10.1.4 discuss the business of the Acquired Companies with tenants and property owners of the Managed Properties, members of management, officers, directors and employees of, and advisors to and counsel and accountants for, the Acquired Companies, and to obtain the financial, operating or other information regarding the Acquired Companies or the Managed Properties as the Parent Group reasonably may request.
Notwithstanding the foregoing, the Parent Group shall not have access to personnel records of the Acquired Companies relating to medical histories of their respective employees.
     10.2 Competitive Information. The Parties shall consult with outside antitrust counsel before any competitively sensitive information (including price information, strategic and marketing plans and customer-specific information) is provided to the Parent Group pursuant to Section 10.1.
     10.3 Regulatory Authorizations.
          10.3.1 HSR and Other Filings. Within fifteen (15) days after the date of this Agreement, the Parties (i) will file, or cause to be filed by their respective “ultimate parent entities” (as defined in the HSR Act), the notifications required to be filed under the HSR Act with respect to the Transactions, and (ii) shall request early termination of the HSR Act waiting period for any notification filed as soon as practicable after the public announcement of the Agreement, but not before.
          10.3.2 Cooperation. The Parties shall use commercially reasonable efforts to obtain, and shall cooperate fully with each other with respect to the acquisition of, all Authorizations referred to in Section 10.3.1. Cooperation by a Party shall include, subject to applicable Law and any applicable privileges (including the attorney-client privilege):
(a)	permitting counsel for any other Party to review in advance of, and consider in good faith the views of any other Party in connection with, a proposed Filing or other written communication with any Governmental Authority in connection with the Transactions;

(b)	providing counsel for the other Parties with copies of (A) all Filings made by that Party and all correspondence between that Party (or its advisors) with any Governmental Authority and any other information supplied by that Party its Affiliates to a Governmental Authority in connection with the Transactions, and (B) information received from a Governmental Authority in connection with the Transactions;

(c)	furnishing to the other Parties information and assistance as a Party may reasonably request in connection with its preparation of any Filing pursuant to this Agreement; and

(d)	keeping the other Parties reasonably apprised of the status of communications with, and inquiries or requests for additional information from, any Governmental Authority in connection with the Transactions.
          10.3.3 Reservation of Rights. Notwithstanding the foregoing, nothing in this Article 10 shall require the Purchaser Parties, the Acquired Companies, the Members or their respective Affiliates to (i) sell, hold separate or otherwise dispose of any of their respective properties or assets (including any properties or assets of any Acquired Company), (ii) consent to any other structural or conduct remedy, (iii) agree to any Order regarding Competition Laws with respect to the Transactions, or (iv) agree to conduct their businesses in a specified manner as a condition to obtaining any Authorization. The rights afforded a Party under this Section 10.3.3 do not impair or otherwise affect the conditions to Closing set forth in Article 7, Article 8 or Article 9, or the termination rights set forth in Article 14.
          10.3.4 Post-Closing Cooperation. From and after the Closing Date, the Members shall use commercially reasonable efforts to cooperate with the Purchaser Parties to obtain any Authorization or Consent required in connection with the Transactions that is not obtained prior to the Closing.
          10.3.5 Expenses. The Purchaser Parties and the Acquired Companies, shall be responsible for their own Filing and other fees and expenses payable or incurred in connection with their efforts to obtain Authorizations under this Section 10.3, including expenses of local counsel and other advisors engaged by them.
     10.4 Public Announcements.
          10.4.1 Announcements. Except for the disclosure permitted by this Section 10.4.1, prior to the Closing, none of the Members, the Acquired Companies, the Purchaser Parties nor any of their respective Affiliates shall issue any press release or public statement concerning this Agreement or the Transactions without obtaining the prior written approval of the other Parties (which approval the other Parties shall not unreasonably withhold, condition or delay). Notwithstanding the foregoing, a Party may make such disclosure as it determines in good faith is required by applicable Law or Order, or by an obligation pursuant to any agreement with any national securities exchange or national securities association of the United States or any other jurisdiction; provided that, prior to issuing any such press release or public statement, such Party shall advise the other Parties of such press release or public statement and shall discuss the contents of the disclosure. Each Party also may make (and the Acquired Companies may make) announcements to its employees that are consistent with the public disclosures made by a Party.
          10.4.2 Representatives. Each Party shall require its Representatives (and Parent shall require the other members of the Parent Group) not to make any disclosure about this Agreement or the Transactions that such Party is not permitted to make pursuant to the terms and conditions of this Agreement.
          10.4.3 Communications to Employees, Customers and Suppliers. The Parties will consult and cooperate reasonably with each other concerning the means by which the Acquired Companies’ employees, customers and suppliers will be informed of the Transactions, and the joint participation by Representatives of the Parties in those communications; provided that joint participation shall not be required for communications with employees following the initial joint communication regarding the Transactions.
          10.4.4 SEC Compliance. The Members each acknowledge that Parent is a publicly registered company that is required to disclose the existence of this Agreement upon full execution and to make certain disclosures in its SEC Documents that may include audited and unaudited financial statements with respect to the Acquired Companies. To assist Parent in preparing the SEC Documents and any required audited financial statements, Members agree to within thirty (30) days after the date of this Agreement, and at Parent’s request, any time thereafter until the second anniversary of the Closing Date, deliver an audit inquiry letter regarding pending litigation and other matters in a form reasonably requested by Parkway (the “Audit Inquiry Letter”) to Acquired Companies’ counsel prior to Closing and use commercially reasonable efforts to deliver to Parent an executed letter from such counsel in response to the Audit Inquiry Letter as soon as reasonably practicable thereafter. Members shall further reasonably cooperate, at Parent’s cost and expense, in connection with such audit, including, if required by Parent’s registered independent accounting firm in order to complete the audit and not on a going forward basis, answering a standard SAS 99 questionnaire from such registered independent accounting firm and delivery of a representation letter in form and scope reasonably acceptable to Sellers’ Representatives, Parent and Parent’s registered independent accounting firm. The provisions of this Section 10.4.4 shall survive the Closing for a period of two (2) years. Parent shall reimburse Members for their actual and documented reasonable out-of-pocket expenses in connection with compliance with this Section 10.4.4. All costs incurred as a result of Parent undertaking such audit shall be borne exclusively by Parent; provided, however, Sellers’ Representatives shall make available such books, records and materials as may be reasonably requested by Parent and Parent’s registered independent accounting firm in order to conduct such audit. The Parties shall mutually agree to the allocation of any out-of-pocket costs incurred as a result of the Members’ compliance with the preceding sentence. All such audit activities shall be conducted in a commercially reasonable fashion during normal business hours and upon five (5) days prior notice from Parent to Sellers’ Representatives.
     10.5 Conduct and Preservation of Business Generally.
          10.5.1 Ordinary Course Operation. Except as expressly provided otherwise in this Agreement, as required by applicable Law, as required pursuant to the terms and conditions of Contracts in existence on the date of this Agreement or to the extent that Parent consents in writing in advance (which consent shall not be unreasonably withheld, conditioned or delayed), during the period from the date of this Agreement until the Closing or earlier termination of this Agreement, the Acquired Companies shall conduct their business in all material respects in the Ordinary Course of Business and in compliance with applicable Laws, Authorizations and Orders.

          10.5.2 Specific Matters. Without limiting the generality of Section 10.5.1 or the prohibitions of Section 10.6, from the date of this Agreement until the Closing or earlier termination of this Agreement, except as expressly provided otherwise in this Agreement, as required by applicable Law, as required pursuant to the terms and conditions of Contracts in existence on the date of this Agreement or to the extent that Parent consents in writing in advance (which consent shall not be unreasonably withheld, conditioned or delayed), each Acquired Company shall (and each Member shall cause the Acquired Companies to) comply with the following obligations, to the extent applicable, in all material respects:
(a)	(Existence) — maintain its legal existence and all of its current Company Authorizations and material Consents;

(b)	(Books and Records) — keep and maintain accurate books, records and accounts in accordance with GAAP (except as described in Section 5.6 of the Company Disclosure Schedules) and including as necessary to maintain the system of internal controls described in Section 5.5;

(c)	(Financial Policies) — maintain its cash management practices and its policies, practices and procedures with respect to collection of Accounts Receivable, establishment of reserves for uncollectible Accounts Receivable, accrual of Accounts Receivable, prepayment of expenses, payment of accounts payable, accrual of other expenses, deferral of revenue, and acceptance and custody of security deposits, in accordance with GAAP (except as described in Section 5.6 of the Company Disclosure Schedules);

(d)	(Preservation of Relationships) — use commercially reasonable efforts to preserve the current business organization and the goodwill of the Acquired Company, keep available the services of its current directors, officers, employees and agents, maintain an adequate workforce and maintain good relations with suppliers, licensors and licensees, franchisors and franchisees, distributors, customers, landlords, creditors, accountants and others having a business relationship with the Acquired Company;

(e)	(Taxes) — pay or, where appropriate, accrue all Taxes, assessments and other charges imposed by Law or any Governmental Authority upon the Acquired Company, or any of its properties or assets, when due and before the accrual of any penalty or interest, unless the validity of the imposition is being contested in good faith by appropriate Proceedings and adequate reserves for such contingency have been set aside;

(f)	(Accounts Payable, etc.) — except as set forth on Schedule 10.5.2 pay all accounts payable, royalties, rents, fees and other claims and expenses consistent with past practices (including claims and expenses for labor, services, materials and supplies) when they become due and payable in accordance with their terms, unless contested in good faith;

(g)	(Wages) — pay all wages and other compensation earned by employees of the Acquired Company through the Closing Date consistent with past practices when due and payable under Law or in accordance with the Acquired Company’s obligations under any labor or employment practice or policy, any collective bargaining agreement, or other labor contract or individual employment agreement to which the Acquired Company may be a party or to which it may be subject;

(h)	(Insurance) — replace or renew (without any gap in coverage) any insurance coverage in effect on the date of this Agreement that lapses or expires with insurance that is comparable in amount and scope of coverage;

(i)	(Care of Property) — maintain the tangible properties of the Acquired Company in good repair and condition (including the timely performance of all scheduled maintenance consistent with past practices);

(j)	(Capex) — make all planned capital expenditures in accordance with the Ordinary Course of Business;

(k)	(Casualty) — if there is any casualty loss or damage to any property of the Acquired Companies prior to Closing, consult with Parent regarding replacement or repair and any insurance claim that could be made with respect to the loss or damage, and pay to the Acquired Company the proceeds of insurance recovered with respect to the loss or damage;

(l)	(Intellectual Property) — make all Filings in any public record or with any Governmental Authority necessary to maintain the registrations (or in the case of pending applications, to prosecute such applications) for the Company Intellectual Property listed on Section 5.19(a) of the Disclosure Schedules;

(m)	(Trade Secrets) — use commercially reasonable efforts to maintain the secrecy of all trade secrets in the Company Intellectual Property that are material to the operations of an Acquired Company in the same manner as conducted prior to the date of this Agreement; and

(n)	(IP Licenses) — use commercially reasonable efforts to protect and preserve the effectiveness of licenses to any licensed Company Intellectual and any other franchise, license or concession materially benefiting the Acquired Company.
     10.6 Certain Prohibitions. Without limiting the generality or applicability of Section 10.5, from the date of this Agreement until the Closing or earlier termination of this Agreement and except as expressly provided otherwise in this Agreement, as required by applicable Law, as required pursuant to the terms and conditions of Contracts in existence on the date of this Agreement, as provided on Schedule 10.6 or to the extent that Parent consents in writing in advance (which consent shall not be unreasonably withheld, conditioned or delayed), prior to the Closing, no Acquired Company shall (and the Members shall cause the Acquired Companies not to):
          10.6.1 (Organizational Documents) — amend its Organizational Documents;
          10.6.2 (Dividends and Distributions; Redemption) — (i) except to the extent expressly permitted under this Agreement or in connection with quarterly tax distributions, declare, set aside or pay any dividend or make any distribution with respect to its Equity Interests (whether in cash or in property); or (ii) redeem, purchase, or otherwise acquire any of its Equity Interests;
          10.6.3 (Equity) — issue or authorize for issuance any Equity Interest or other security, issue any option, warrant or other right to acquire any Equity Interest, make any change in any issued and outstanding Equity Interest or other security, or redeem, purchase or otherwise acquire any Equity Interest or other security or permit any transfer of any Equity Interest of any Acquired Company or distribute, transfer or convey any Equity Interest owned by any Acquired Company other than as set forth in Section 11.7;
          10.6.4 (Liens) — create or allow to be imposed any Lien on any of its material properties or assets, tangible or intangible, other than Permitted Liens;
          10.6.5 (Asset Dispositions) — dispose of, lease or license any of its properties or assets, tangible or intangible, other than in the Ordinary Course of Business;
          10.6.6 (Settlements) — enter into any settlement, consent decree or Order, or other arrangement with any Governmental Authority or other Person that would materially adversely affect the operation of the Business after the Closing or would require the payment of money after the Closing;
          10.6.7 (Debt) — incur any Indebtedness that will remain an obligation of any Acquired Company after the Closing Date, other than Current Liabilities in the Ordinary Course of Business and Permitted Liens;
          10.6.8 (Guarantees) — guarantee, assume or provide collateral to secure any indebtedness of another Person or act as surety for another Person if such guarantee or surety would remain an obligation of any Acquired Company after the Closing Date;
          10.6.9 (Capex) — make any capital expenditure (or series of related capital expenditures) (i) totaling more than $30,000, (ii) involving insurance proceeds from a casualty loss, or (iii) outside the Ordinary Course of Business;
          10.6.10 (Investments in Others) — make any capital investment in or any loan to any Person, or acquire any Equity Interest or other security of any other Person or form a new Subsidiary;
          10.6.11 (Payment of Liabilities) — delay or postpone the payment of its accounts payable or other Liabilities in a manner outside the Ordinary Course of Business;

          10.6.12 (Waivers) — cancel, compromise, waive or release any Indebtedness or other right or Claim (or series of related rights and Claims) either (i) outside the Ordinary Course of Business, or (ii) that involves (or, if a contingent Claim, that would reasonably be expected to involve) in the aggregate more than $25,000, other than Indebtedness described in Section 10.6.12;
          10.6.13 (Material Contracts) — enter into any Material Contract, or amend or modify any existing Material Contract in a manner that would materially effect the economic terms of such Material Contract, or voluntarily terminate (or fail to renew) any Material Contract;
          10.6.14 (Benefit Plans; Compensation Changes) — (i) enter into or adopt any Employee Benefit Plan, amend (except as required by Law) or terminate any Company Benefit Plan, or enter into, adopt, amend or terminate any other agreement, arrangement, plan or policy between any Acquired Company and one or more of its managers, officers, employees or independent contractors; (ii) increase the compensation or fringe benefits (including severance or change in control benefits) payable or to become payable to any director, officer, employee or independent contractor; or (iii) pay any benefit not required by any Company Benefit Plan or other arrangement as in effect as of the date of this Agreement;
          10.6.15 (Directors and Employees) — make any loan to or enter into any other transaction outside the Ordinary Course of Business with any of its directors, officers or employees or their respective Affiliates that is not repaid or terminated at or prior to Closing and not otherwise inconsistent with the other terms and conditions of this Agreement, including any adoption or amendment to any resolution or agreement concerning indemnification of directors, officers or employees;
          10.6.16 (Fundamental Transactions) — adopt or commence any plan of liquidation, dissolution, conversion or merger;
          10.6.17 (Discharges) — discharge a material Liability outside the Ordinary Course of Business;
          10.6.18 (Security Deposits) — release any funds constituting some or all of the security deposits related to the Managed Properties, except to the extent released to a tenant or former tenant at the Managed Properties and only to the extent required under the terms of the applicable lease;
          10.6.19 (Disclosure) — disclose any of its Confidential Information that is material to the Business or as permitted under the terms of this Agreement;
          10.6.20 (Restrictive Agreements) — renew or enter into any non-compete, exclusivity, non-solicitation or similar agreement that would restrict or limit, in any respect, the operations of any Acquired Company after the Closing (other than provisions in any existing Material Contracts listed on Section 5.24.1 of the Disclosure Schedules that are renewed in accordance with their terms);

          10.6.21 (Change in Accounting) — change in any material respect any of the accounting, reserving, underwriting, claims or actuarial methods, principles or practices, or working capital policies applicable to any Acquired Company, except as required by the GAAP;
          10.6.22 (Taxes) — file any amended Tax Return, enter into any closing agreement, waive or extend any statute of limitations with respect to Taxes (except to the extent resulting from an extension of time to file a Tax Return), settle or compromise any Tax Dispute, or enter into any Tax Sharing Agreement; or
          10.6.23 (Commitments) — take or agree to take any of the actions prohibited by this Section 10.6.
     10.7 WARN Act. Without complying fully with the notice and other requirements of the WARN Act, prior to the Closing, no Acquired Company shall effectuate (i) a “plant closing” as defined in the WARN Act affecting any site of employment or one or more facilities or operating units within any site of employment of any Acquired Company; or (ii) a “mass layoff” as defined in the WARN Act affecting any site of employment of any Acquired Company.
     10.8 Intercompany Indebtedness; Termination of Certain Commitments Release of Liens;.
          10.8.1 Intercompany Accounts; Termination of Certain Commitments. (i) Prior to or at the Closing, the Members will cause all Indebtedness owed to any Acquired Company by any Member (other than amounts owed by one Acquired Company to another) to be paid in full, (ii) the Members will cause all Indebtedness owed by any Acquired Company to any Member or any Affiliate of any Member, or accounts between any Acquired Company and the Members or any Affiliate of any Member, to be reduced to zero, (iii) the Members will cause all Long-Term Liabilities of the Acquired Companies to be paid in full, (iv) the Members shall cause the Acquired Companies to terminate all Employment Agreements and each agreement listed on Schedule 8.14 and Schedule 10.8 such that the Acquired Companies shall have no monetary or other liability thereunder following the Closing, and (v) the Members and EOC Beneficial Owners shall cause the Acquired Companies or their Affiliates to have terminated all agreements or arrangements with each of the owners of the Managed Properties who have agreed that a portion of management fees due the Acquired Companies would be paid to Banyan or any other third Person, such that the Acquired Companies will have no monetary or other liability with respect to such arrangement following the Closing.
          10.8.2 Lien Cancellations. Prior to or at the Closing, the Acquired Companies shall use commercially reasonable efforts to cause all Liens on any asset or other property of any Acquired Company to be released, except for Permitted Liens.
     10.9 Third-Party Consents. The Acquired Companies shall use commercially reasonable efforts to obtain each Consent set forth on Schedule 10.9.
     10.10 Notice of Certain Developments. From the date of this Agreement until the Closing Date or earlier termination of this Agreement, Sellers’ Representatives (on behalf of the Members and the Acquired Companies) shall give prompt written notice to Parent, and Parent (on behalf of the Purchaser Parties) shall give prompt written notice to Sellers’ Representatives when a Member or the Acquired Company obtains Knowledge, or any Purchaser Party obtains knowledge, as applicable, of any of the following:
          10.10.1 the occurrence of any event or the existence of any circumstance that would be reasonably likely to cause any representation of such Party contained in this Agreement to be inaccurate or warranty to be breached if such representation were made, or the warranty were effective, at the time of such event or circumstance, where the effect of such breach would be to cause the conditions to the obligation to consummate the Closing of the terminating Party not to be capable of being satisfied;
          10.10.2 the breach of any obligation of any other Party, where the effect of such breach would be to cause the conditions to the obligation to consummate the Closing of the terminating Party not to be capable of being satisfied;
          10.10.3 the receipt by any Party of a written notice or other material communication from any Governmental Authority in connection with this Agreement or any of the Transactions;
          10.10.4 the initiation or written threat of initiation of any Proceeding by any Person that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to Section 4.2.5 or Section 5.17 in order for each of those representations and warranties to be accurate;
          10.10.5 the receipt by any such Party of a written notice or other written communication from any Person alleging that the consent of such Person is or may be required in connection with the Transactions, if the subject matter of such communication or the failure of such party to obtain such consent would not be expected to be material to the other Parties; and
          10.10.6 the occurrence of any Material Adverse Change, Parent Material Adverse Change or any event or circumstance that, alone or in combination with other events or circumstances, would reasonably be expected to have a Material Adverse Change or Parent Material Adverse Change.
     10.11 Disclosure Schedule Supplements. A notice given under Section 10.10 shall not of itself serve to qualify any representation or warranty in this Agreement of any Party or in any certificate delivered pursuant to this Agreement. At any time prior to the Closing, Sellers’ Representatives (on behalf of the Members) shall be entitled, but not required, to deliver to Parent updates to, or substitutions of, the Disclosure Schedules. No supplement or update to the Disclosure Schedules shall affect any of the conditions to the Purchaser Parties’ obligations under this Agreement (including for purposes of determining satisfaction or waiver of the conditions set forth in Article 8), affect the Purchaser Parties’ indemnification rights under Article 12 or affect any other remedy available to the Purchaser Parties arising from a representation that was or would be inaccurate, or a warranty that would be breached, without qualification by the supplement or update.

     10.12 Exclusivity of Transactions.
          10.12.1 Acquisition Proposals. Except for negotiations and discussions with the Purchaser Parties, prior to the Closing or the termination of this Agreement pursuant to Section 14.1, the Members will not, and will cause each Acquired Company and will use commercially reasonable efforts to cause their Representatives not to:
(a)	directly or indirectly solicit, initiate or encourage an inquiry or proposal from any Person relating to any transaction involving (A) the sale or other transfer of the properties or assets of the Acquired Companies other than those permitted under Section 10.5 and not prohibited by Section 10.6, (B) the sale or other transfer of any of the Equity Interests of any Acquired Company, or (C) a merger, consolidation, business combination or similar transaction involving any Acquired Company (an “Acquisition Proposal”); or

(b)	discuss or negotiate with, cooperate with or provide information to, any Person in connection with any Acquisition Proposal.
          10.12.2 Voting Prohibition. The Members will not vote or agree to vote any Equity Interests in EOP or EOC in favor of any Acquisition Proposal.
          10.12.3 Notification of Inquiries. The Members and the Acquired Companies will notify Parent promptly if they become aware that any Person makes a bona fide Acquisition Proposal.
          10.12.4 Existing Agreements. The Members will not, and will cause each Acquired Company not to, without the prior written consent of Parent, release any Person from, or waive any provision of, any confidentiality or standstill agreement to which any Acquired Company is a party or to which any Member is a party that pertains to any Acquired Company.
     10.13 Control of Operations. Nothing in this Agreement shall give Parent, Partnership or any of their Affiliates, directly or indirectly, the right to control or direct the operations of the Acquired Companies prior to the Closing Date.
     10.14 Confidentiality. Each of the Purchaser Parties agrees that all information provided or otherwise made available to Parent, Partnership or any of their respective Affiliates or Representatives prior to, on or after the Closing Date under the Confidentiality Agreement or otherwise under this Agreement (including pursuant to this Article 10) with respect to (i) assets, businesses or other activities of Members or entities other than the Acquired Companies, or (ii) CP Aviation Management LLC or CP Aviation, LLC shall be governed by the provisions of, and treated as if provided or otherwise made available under, the Confidentiality Agreement, provided, however, that, notwithstanding Section 15 of the Confidentiality Agreement, the obligations applicable to the Purchaser Parties set forth in the Confidentiality Agreement with respect to such information shall continue in full force and effect until the two (2)-year anniversary of the Closing Date. Nothing in this Section 10.14, however, shall limit or otherwise restrict the applicability of any other confidentiality or similar provisions included in this Agreement, any Related Agreement or any other agreement between the Parties.

     10.15 Employees and Employee Benefit Matters.
          10.15.1 Terminated Employees. At or immediately prior to Closing, Members shall cause the Acquired Companies to terminate the employment of each of the Employees set forth on Schedule 10.15.1 (each, a “Terminated Employee”), which Terminated Employees will not continue their employment relationship with the Acquired Companies following the Closing. In connection with such terminations, at Closing, Parent shall cause the applicable Acquired Company to pay such individuals the severance amounts specified in the Global Agreement.
          10.15.2 Employee Payment Matters. At or prior to Closing, the following Liabilities shall be included in the calculation of the Closing Date Net Working Capital in accordance with Section 3.5: (i) employee or independent contractor compensation and benefits accrued and unpaid for services rendered by all employees and independent contractors of the Acquired Companies prior to the Closing; and (ii) subject to Section 10.15.3, Liabilities with respect to payroll, vacation and sick leave incurred or accrued, and that remain unpaid, at Closing, in each case, with respect to present or former employees or independent contractors of the Acquired Companies.
          10.15.3 Service Credit. To the extent service is relevant for eligibility, eligibility waiting periods, vesting, the amount of any vacation, sick days, flexible spending, severance or layoff (but excluding for purposes of benefit accrual or determination of benefits), under any retirement plan, benefit plan, program or arrangement established, continued, or maintained by Parent or any of its Affiliates for the benefit of Employees, such plan, program, or arrangement shall credit the Employees service for such purposes earned on and prior to the Closing Date with any Acquired Company or its predecessors, in addition to service earned with Parent or any of Parent’s Affiliates after the Closing Date.
          10.15.4 Pre-Existing Conditions. With respect to any “employee welfare plan,” as defined in Section 3(1) of ERISA, sponsored, maintained, or contributed to for the benefit of Employees after the Closing Date, Parent shall or shall cause one of its Affiliates (including, after the Closing, the Acquired Company) to waive all limitations to pre-existing conditions or evidence of insurability and shall provide credit to Employees (or their spouses or dependents) for any co-payments, deductibles, or out-of-pocket expenses paid by such Employees under any similar plan of any Acquired Company during the portion of the relevant plan year the Closing Date occurs.
          10.15.5 No Third-Party Beneficiary Rights; Plan Amendments. Nothing herein shall create any third-party beneficiary rights in favor of any Employee or other Person with respect to the matters set forth in this Section 10.15, nor shall this Agreement: (a) limit in any way the ability of Parent to amend, in whole or in part, or terminate at any time and from time to time any employee benefit plan, program or arrangement sponsored by Parent or any Affiliate of Parent (including any Company Benefit Plan assumed by Parent or any Affiliate of Parent; or (b) create any right of any Employee to continued employment with Parent or any Affiliate of Parent.

ARTICLE 11
ADDITIONAL COVENANTS AND AGREEMENTS
     11.1 Expenses. Except as otherwise set forth in this Agreement:
          11.1.1 Parent shall pay all fees and expenses with respect to the Transactions that are incurred by Parent or its Representatives and, other than as set forth in Section 11.1.2 each Member shall pay all fees and expenses with respect to the Transactions contemplated herein that are incurred by such Member; and
          11.1.2 Members shall pay all fees and expenses, not paid prior to the Closing Date, with respect to the Transactions that are incurred by the Acquired Companies, Members, or their respective Representatives on or prior to Closing; provided that Parent shall pay, or immediately following Closing, shall cause the Acquired Companies to pay reasonable and documented external legal and accounting expenses of the Acquired Companies in an amount up to $1,000,000 in the aggregate, which expenses are incurred as a result of the Transactions and relate to professional services rendered since December 21, 2010 and prior to the Closing; provided further that Parent shall pay the advisory fees of the Acquired Companies due to BofA Merrill Lynch and to Barclays Capital in the amounts set forth on Schedule 11.1.2, which fees were incurred by the Acquired Companies in connection with the Transactions. All other financial advisory fees incurred by the Acquired Companies in connection with Transactions, including all advisory fees due CBRE Richard Ellis, Inc. or its Affiliates, shall be paid by the Acquired Companies at or prior to Closing. In no event will the Purchaser Parties or the Acquired Companies pay or become liable for any costs or expenses incurred in connection with the proposed public offering of Eola Property Trust.
     11.2 No Assignments. No assignment of any part of this Agreement or any right or obligation hereunder may be made by any Party without the prior written consent of all other Parties, and any attempted assignment without such consent shall be void and of no force or effect; provided, however, that (a) after the Closing, Parent may assign any of its rights or delegate any of its duties under this Agreement to any Affiliate of Parent controlled by Parent; and provided, further, that no such assignment shall relieve Parent of its obligations hereunder, and (b) Parent may collaterally assign its rights, but not its obligations, under this Agreement to any of its financing sources. Any attempted assignment, delegation or transfer in violation of this Section 11.2 shall be void.
     11.3 Tax Matters.
          11.3.1 Tax Returns; Tax Liability.
(a)	Except as set forth in Section 11.3.4, the Purchasing Parties shall prepare or cause to be prepared, and file or cause to be filed, all Tax Returns required to be filed by or on behalf of the Acquired Companies after the Closing Date, whether for a Tax period that ends on or before the Closing Date (a “Pre-Closing Periods”) or for a Tax period that begins before the Closing Date and ends after the Closing Date (a “Straddle Period”). Such Tax Returns shall be prepared and filed in a manner consistent with the

Acquired Companies’ past practice and applicable Law. Within thirty (30) days following the Closing Date, Sellers’ Representatives shall provide Parent with a proposed allocation of tax items for each Acquired Company to Pre-Closing Periods and Post-Closing Straddle Periods (as defined below), and Purchasing Parties may use such proposed allocation as the basis for the preparation of the Tax Returns which they are required to prepare and file pursuant to this Section 11.3.1(a). Parent shall inform Sellers’ Representatives of any disagreement with any portion of such proposed allocation. Purchasing Parties shall permit Sellers’ Representatives to review and comment on each such Tax Return prior to its filing and Parent shall, in good faith, consider such comments with respect to such Tax Returns.

(b)	Except for Taxes reflected in the calculation of the Final Closing Date Net Working Capital, each Member and each EOC Beneficial Owner shall indemnify the Parent Indemnities against and hold the Parent Indemnitees harmless from and against the entirety of any Losses arising out of, or caused by:
               (i) Pre-Closing Taxes; provided, however, that Pre-Closing Taxes do not include any income, franchise or similar Taxes on EOP or any of its subsidiaries as a “C Corporation” for the date that includes the Closing Date for the EOP Contribution as a result of EOP or any of its subsidiaries, as the case may be, being treated as a “C Corporation” on such date as a result of the occurrence of the EOP Contribution;
               (ii) all Taxes of any member (other than Acquired Company) of Consolidated Tax Group of which an Acquired Company (or any of their respective predecessors as defined in the flush language of Section 5.11) is or was a member prior to the Closing Date, whether pursuant to Treasury Regulations Section 1.1502-6 or any analogous or similar provision of state, local, or foreign Law; and
               (iii) Taxes of any Person imposed on the Acquired Companies as a transferee or successor, by contract or pursuant to any Law, which Taxes relate to an event or transaction that occurred prior to the Effective Time.
(c)	For purposes of this Agreement, whenever it is necessary to allocate liability for Taxes for a Straddle Period or to allocate items of income, receipts, gain, deduction, loss, or credit of an Acquired Company, such allocation shall be made to, on the one hand, the portion of the Straddle Period ending on and including the Closing Date (such portion, a “Pre-Closing Straddle Period”), and the portion of the Straddle Period beginning and ending after the Closing Date, the Straddle Period shall be deemed to consist of two taxable periods, one which ended at the close of the Closing Date and the other which began at the beginning of the day following the Closing Date. Items of income, receipts, gain, deduction, loss or credit of the Acquired Companies for the Straddle Period shall be allocated between such periods on a “closing of the books basis” by assuming that the books of the Acquired Companies were closed at the end of the Closing Date; provided, however, that any extraordinary event, action, or transaction or other event outside the Ordinary Course of Business, regardless of when effective, by Purchasing Party or any of their respective Affiliates (including, after the Closing Date, an Acquired Company) occurring after the Closing Date, shall, for purposes of Section 11.3, be treated as being solely attributable to the portion of the Straddle Period beginning and ending after the Closing Date. The amount of other Taxes of the Acquired Companies for a Straddle Period shall be allocated to the Pre-Closing Straddle Period and the remainder of the Straddle Period pro rata, based on the number of days of the Pre-Closing Straddle Period, on the one hand, and the number of days remaining in the Straddle Period, on the other hand; provided, however, that any increase in any such Tax resulting from any extraordinary event, action, or transaction or other event outside the Ordinary Course of Business, regardless of when effective, by Purchasing Party or any of their respective Affiliates (including, after the Closing Date, an Acquired Company) after the Closing Date, shall, for purposes of Section 11.3, be treated as being solely attributable to the portion of the Straddle Period beginning and ending after the Closing Date.
          11.3.2 Amendment of Tax Returns; Subsequent Actions.
(a)	Without limitation of Section 11.3.1(a), no Party shall, and no Party shall cause the Acquired Companies to, amend, refile, revoke or otherwise modify any Tax Return or Tax election of, in respect of, or on behalf of an Acquired Company with respect to any Pre-Closing Period or Straddle Period without the prior written consent of Parent or Sellers’ Representatives, as the case may be, which consent shall not be unreasonably withheld, conditioned or delayed.

(b)	No Purchasing Party nor any of its Affiliates (including, as of and after the Closing Date, any of the Acquired Companies) shall, without prior written consent of Sellers’ Representatives, (1) take any extraordinary action that any such Purchasing Party (or any of their respective Affiliates) reasonably should know (without the necessity of any extraordinary research or other similar investigation) would result in an increased liability for Taxes (including a reduction or limitation on the use of a refund or other Tax benefit) or reduction of any Tax asset of an Acquired Company or any of its Subsidiaries (or Seller or any of its Affiliates) attributable to a Pre-Closing Period or Pre-Closing Straddle Period, or would otherwise increase the liability for Taxes of any Seller pursuant to this Agreement or otherwise; or (2) make or change any Tax election affecting a Pre-Closing Period or Pre-Closing Straddle Period, or would otherwise increase the liability for Taxes of any Seller pursuant to this Agreement or otherwise.
          11.3.3 Tax Contests; Cooperation.
(a)	Contest Rights. In the event that a notice of a Tax Dispute, or any intent to initiate a Tax Dispute, is received that relates to any Pre-Effective Date Period or Straddle Period or which, if successful, would either result in a Loss or Liability in respect of Taxes which indemnity properly may be sought against any Member or any EOC Beneficial Owner pursuant to this Agreement, Parent shall (i) notify Sellers’ Representatives of such claim or demand within the earlier of twenty (20) days of receipt thereof or such time that would allow the Members to timely respond to such Tax Dispute (but in any event no earlier than such notice could be reasonably provided by Parent) and (ii) give Sellers’ Representatives such information with respect thereto as Sellers’ Representatives may reasonably request; provided, however, that for the sake of clarity, any failure by Parent to provide such notice shall not relieve a Member or any EOC Beneficial Owner of any liability under this Agreement unless and to the extent that a Member or an EOC Beneficial Owner has been materially and adversely been prejudiced thereby. Members or an EOC Beneficial Owner may, at their own expense, participate in and, upon reasonable prior notice to Parent by Sellers’ Representatives, assume the defense of any such Tax Dispute so long as (a) Sellers’ Representatives furnish Parent with an opinion of tax counsel selected by Sellers’ Representatives (and reasonably satisfactory to Parent (which approval shall not be unreasonably withheld, delayed or conditioned)) (the “Approved Counsel”), at the Members’ or an EOC Beneficial Owner expense, to the effect that no less than “substantial authority” exists with respect to the defense for such Tax Dispute, (b) Members or an EOC Beneficial Owner continue to be represented in the Tax Dispute by Approved Counsel (or substitute Approved Counsel) and (c) Members and the EOC Beneficial Owners agree to indemnify Parent and the applicable Acquired Company (or its successor) in a manner reasonably satisfactory to Parent and the Acquired Company (or its successor) and to pay to Parent or the Acquired Company (or its successor) on demand all liabilities and expenses which may reasonably be entailed in such defense (excluding any liabilities and expenses of the Parent and the applicable Acquired Company (or its successor) attributable to Parent exercising its right provided for in the next sentence to participate in such defense). If Sellers’ Representatives assumes such defense and continue to satisfy the conditions in the preceding sentence, Sellers’ Representatives shall have the sole discretion as to the conduct of such defense and Parent shall have the right to participate (but not the obligation to participate or any obligation if it does not participate) in the defense thereof and to employ separate counsel at its own expense; provided, however, that Sellers’ Representatives shall (1) keep Parent promptly and fully informed of the conduct of any such Tax

Dispute, (2) provide promptly to Parent any documents, correspondence, or other materials relating to any such Tax Dispute, and (3) take into account any reasonable suggestions of Parent relating to the conduct (including prosecution, compromise, or settlement) of such Tax Dispute. Whether or not the Members or the EOC Beneficial Owners choose to defend any claim, all of the Parties shall cooperate in the defense or prosecution thereof in accordance with Section 11.3.3(b); provided further that neither Sellers’ Representatives nor any Member or EOC Beneficial Owner may settle any such Tax Dispute without the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned).

(b)	Cooperation. The Members, EOC Beneficial Owners’, Sellers’ Representatives, and the Purchaser Parties shall provide all reasonable cooperation in connection with the filing of Tax Returns of the Acquired Companies and any Tax Disputes involving the Acquired Companies. Such cooperation shall include the reasonable furnishing or making available during normal business hours of personnel, powers of attorney, and the retention and (upon a Party’s request) the provision of records and information that are reasonably relevant to the preparation of any such Tax Return or to any such Tax Dispute. Each of Members, Sellers’ Representatives and the Purchaser Parties shall (i) retain all books and records that are in his, her or its, as the case may be, possession with respect to Tax matters pertinent to the Acquired Companies relating to any Pre-Closing Periods or Straddle Period until the expiration of the applicable statute of limitations (and, to the extent notified by Parent or Sellers’ Representatives, any extension thereof) of the applicable taxable periods, and abide by all record retention agreements entered into with any taxing authority, and (ii) give the other Parties reasonable written notice before transferring, destroying or discarding any such books and records and, if the other Party so requests and to the extent consistent with Law, Sellers’ Representatives or Parent, as the case may be, shall allow the other party to take possession of such books and records.

(c)	Parent and Sellers’ Representatives shall, upon request, use commercially reasonable efforts to obtain any certificate or other document from any Person as may be necessary to mitigate, reduce or eliminate, in a manner consistent with applicable Law, any Tax that could be imposed (including with respect to the Contributions) on any Purchasing Party (or any of their respective Affiliates), on the one hand, or Sellers’ Representatives, any Member or the EOC Beneficial Owners (or any of their respective Affiliates), on the other hand; provided, however, that for the sake of clarity, no Purchasing Party (or any of their respective Affiliates), on the one hand, and none of Sellers’ Representatives, any Member or EOC Beneficial Owner (or any of their respective Affiliates), on the other hand, shall be required, as a result of this subparagraph (c), to bear any expense or otherwise take any action (or be required to fail to take any action) that it reasonably determines would adversely affect its interests.

(d)	Subsequent Recovery. Without limitation of Section 11.3.6, if any amounts shall have been paid to Parent, the applicable Acquired Company (or its successor), or their respective Affiliates, pursuant to this Section 11.3 or Article 12 (in the latter case, with respect to Taxes or a Tax Dispute), and any such amount shall be subsequently be recovered in whole or in part by Parent, the Acquired Company (or its successor), or any of their respective Affiliates by reason of agreement with the Internal Revenue Service, the United States or other appropriate taxing authority, or any court decision (including a decision of the United States Tax Court or other comparable court or forum) which is not appealed, then Parent or the applicable Acquired Company (or its successor), as the case may be, shall promptly (i) notify Sellers’ Representatives and (ii) pay such recovered amounts to the Sellers’ Representatives.

(e)	Consultation. If the Parties disagree as to the amount of Taxes (or Tax-related Losses) for which they are liable under this Agreement, Parent and Sellers’ Representatives shall consult with each other in good faith to resolve such dispute following the receipt of written notice from the other to begin such consultation (the “Tax Consultation Notice”). If any such point of disagreement cannot be resolved within thirty (30) days following the date of receipt of the Tax Consultation Notice, Parent and Sellers’ Representatives shall jointly select a nationally recognized independent public accounting or law firm to act as an arbitrator to resolve those points of disagreement. Any such resolution shall be conclusive and binding on the Parties and their respective Affiliates. The fees of such accounting or law firm shall be borne equally between the Purchasing Parties, on the one hand, and Sellers, on the other hand. The Parties shall provide (and shall cause their respective Affiliates to provide) to such firm all reasonable and reasonably necessary cooperation.
          11.3.4 Transfer Taxes. All sales, transfer (including, without limitation, real estate transfer Tax), recording, deed, stamp, registration, documentary, conveyancing, franchise, property, notarial, grantor or grantee Taxes (but not including any income, franchise, or similar Taxes) in connection with the effectuation of the Contributions, whether imposed on the Purchaser Parties, the Acquired Companies, any Member or any EOC Beneficial Owner, shall be borne and paid for fifty percent (50%) by Parent and fifty percent (50%) by the Members and EOC Beneficial Owners. The Parties shall cooperate to comply with all Tax Return requirements for such Taxes contemplated by this Section 11.3.4 (which shall be prepared and filed (or caused to be filed) by Parent to the extent permissible under applicable Law). The Parties shall cooperate to take such reasonable actions as may be necessary to minimize the amount of any such Taxes in a manner consistent with Law.

          11.3.5 Tax Treatment of the Contributions and Related Transactions.
(a)	The Parties intend that the Contributions be treated, for federal income tax purposes, as (i) (A) a taxable sale of each Member’s EOP Units and Banyan’s EOP Units to the extent required by the Treasury Regulations under Code Section 707 relating to “disguised sales” that a Member or an EOC Beneficial Owner (as successor to Banyan) receives cash in connection with the Contributions, including, without limitation, cash provided as part of the Earn-Out Payments, and (B) otherwise as a tax-free contribution by each Member of its EOP Units and to Banyan of its EOC Units to Partnership under Section 721 of the Code and (ii) a distribution by Banyan to the EOC Beneficial Owners of the EOC Consideration under Section 731 of the Code.

(b)	The Parties (i) will report the EOP Contribution and the EOC Contribution in a manner consistent with this Section 11.3.5 for U.S. federal income and all other relevant Tax purposes and (ii) will not take any action or position inconsistent with such treatment.

(c)	Provided the requirement of Section 8.3.4 hereof has been satisfied or to the extent otherwise required by Law, Partnership shall execute and cause EOP to timely file an election under section 1362(e)(3) of the Code to apply the “closing-of-the books” method with respect to the allocation of income of EOP for the 2011 taxable year and shall take no action or position inconsistent with that election.
          11.3.6 Tax Refunds. If, following the Closing, a refund of Taxes is recognized by or credited to the account of an Acquired Company or any of its Subsidiaries in respect of any Pre-Closing Period or Pre-Closing Straddle Period (determined pursuant to the principles set forth in Section 11.3.1(c)), and except to the extent that (i) such refund is attributable to a tax item relating either to a taxable period other than a Pre-Closing Period or Pre-Closing Straddle Period, or (ii) a credit for such refund has been reflected in the Final Closing Date Net Working Capital, the Purchasing Parties will pay (or cause to be paid) the amount of such refund to Sellers’ Representatives, who shall then disburse such amount to the appropriate Members or EOC Beneficial Owners.
          11.3.7 Relationship of this Section 11.3 to Article 12. Any conditions or limitations on indemnification set forth in Article 12 (except as provided for in Section 12.4.2 with respect to the Tax Threshold Amount or in Section 12.4.4 with respect to pro rata indemnification limits) with respect to monetary amount of claims or liability shall not apply to any claim or liability to which this Section 11.3 applies or to any breach of any obligation under this Section 11.3. In the event of any inconsistency between provisions of Article 12 and this Section 11.3, this Section 11.3 shall control. The Members shall have no liability under this Agreement for any Taxes of the Acquired Companies except as otherwise expressly provided in this Section 11.3.

          11.3.8 Survival. Notwithstanding any other provision of this Agreement, the covenants and obligations set forth in this Section 11.3 shall survive until, and any claim for indemnification with respect thereto must be made prior to, the expiration of the applicable statute of limitations with respect to the underlying Tax claim (including any valid extensions).
     11.4 Further Assurances. From and after the Closing, Members and Parent will execute and deliver, and will cause their respective Affiliates to execute and deliver, such further instruments of conveyance and transfer and take such other actions as might reasonably be requested to carry out the purposes and intent of this Agreement and the Related Agreements.
     11.5 No Use of Corporate Name. Subject to the following sentence, except as required by applicable Law, otherwise required pursuant to the terms and conditions of this Agreement or consented to in writing by Parent, Members agree that following the Closing Date, they shall not, nor shall they permit any of their Affiliates to, make any use of the wordmarks “Eola” or any variation thereof (the “Marks”), including, but not limited to, use in corporate names, brand names, domain names, and marketing materials; provided that Members and their Affiliates shall be permitted to use the Marks following the Closing Date (i) as a historical reference to the Business, and (ii) in connection with the name and operations of entities affiliated with Members that were in existence prior to the date of this Agreement and that used the wordmark “Eola” in connection therewith. In furtherance of the foregoing (but subject to the limited license set forth in the preceding sentence), as promptly as practicable but in no event later than ninety (90) days following the Closing Date, Members shall cease any and all use of all Marks, on any and all items and materials relating to the business of Members, including any websites, domain names, business cards, stationery and marketing materials.
     11.6 Cash Distributions. The Parties acknowledge and agree that, notwithstanding anything to the contrary in this Agreement, within five (5) Business Days prior to the anticipated Closing Date, Members shall, subject to compliance with all applicable Laws, be entitled to cause the Acquired Companies to pay cash dividends or other distributions to Members to the extent of Excess Cash at the Acquired Companies; provided, however, that, as of Closing, Members shall cause the Acquired Companies to maintain an amount of Net Working Capital equal to no less than $250,000, which amount shall be subject to delivery to the Members in accordance with Section 3.5.
     11.7 Entity Distributions. The Parties acknowledge and agree that, notwithstanding anything to the contrary in this Agreement, at or prior to the Closing, Members shall cause the Acquired Companies to distribute all Equity Interests held by any Acquired Company in CP Aviation Management LLC, CP Aviation LLC and Eola Capital Investment Fund III LLC to be transferred or otherwise distributed by the Acquired Companies to Members or their designees.
     11.8 Non-Competition.
          11.8.1 Except as provided in Section 11.8.5 below, in furtherance of the consideration being paid by Parent and Partnership to the Members and EOC Beneficial Owners hereunder, each of the Members and EOC Beneficial Owners agree that, during the period beginning on the Closing Date and ending on the fifth (5th) anniversary of the Closing Date (such period, the “Restricted Period”), no Member, EOC Beneficial Owner, or any of their respective

Affiliates shall directly or indirectly (i) engage or participate in, or seek to engage or participate in (whether as an officer, director, employee, partner, stockholder, agent, consultant, representative, or otherwise) any property management services for the Managed Properties, (ii) provide, or seek to provide, consulting services with respect to the property management of the Managed Properties, or (iii) own any equity interest in any entity that provides, or seeks to provide, property management services for the Managed Properties.
          11.8.2 Each of the Members and EOC Beneficial Owners acknowledge and agree that the scope and the length of the non-compete period in Section 11.8.1 is reasonable and narrowly drawn to impose no greater restraint than is necessary to protect the goodwill of the Business and to protect the Purchaser Parties’ legitimate interest in the enjoyment of the Business. Each of the Purchaser Parties, Members and EOC Beneficial Owners intends that the covenants of this Section 11.8.2 and Section 11.8.1 shall be deemed to be a series of separate covenants.
          11.8.3 Except as permitted by Section 11.8.5 below, each of the Members and EOC Beneficial Owners agree that no Member, EOC Beneficial Owner or any of their respective Affiliates shall, whether directly or indirectly, during the Restricted Period do any of the following: (i) solicit the employment of or hire any current employee of any of the Acquired Companies (other than James R. Heistand) who remains employed by the Acquired Companies, Parent or Partnership or their Affiliates at Closing (excluding such employees following any termination of employment with the Purchaser Parties) without the prior written consent of Parent, provided, however, that nothing herein shall prohibit Members, EOC Beneficial Owners or any of their respective Affiliates from making general solicitation advertisements that are not targeted at such employees or hiring any such employees who were previously terminated or had previously resigned such employment; or (ii) call on or solicit any supplier or vendor that was providing products or services to the Business on the Closing Date in order to influence or induce or attempt to influence or induce such Person to decrease or cease doing business with any Acquired Company; or (iii) make any statement or do any act willfully and intentionally to cause existing property owners who conduct business with any of the Acquired Companies to make use of the property management services of any competing property management company with respect to any of the properties being managed by the Acquired Companies.
               (a) If Members, EOC Beneficial Owners or any of their respective Affiliates breach or threaten to commit a breach of any of the restrictive covenants set forth in Section 11.8.3, then, notwithstanding anything to the contrary in this Agreement, Purchaser Parties sole right and remedy, in addition to recovery of reasonable attorney fees and expenses in connection therewith, shall be to have the restrictive covenants in this Section 11.8.3 specifically enforced against Members, EOC Beneficial Owners and/or their respective Affiliates, including temporary restraining orders and injunctions by any court of competent jurisdiction and without the requirement to post any bond or make any other undertaking with respect thereto, it being agreed by Members and EOC Beneficial Owners that any breach or threatened breach by Members, EOC Beneficial Owners or any of their respective Affiliates of this Section 11.8.3 would cause irreparable injury to Purchaser Parties and that money damages would not provide an adequate remedy to Purchaser Parties.

               (b) If Members, EOC Beneficial Owners or any of their respective Affiliates breach any of the restrictive covenants set forth in Section 11.8.1, then Purchaser Parties shall have the right to seek the remedies set forth in Section 11.8.8, which remedies, notwithstanding anything to the contrary in this Agreement, shall be the sole and exclusive remedies of Purchaser Parties with respect to any breach of Section 11.8.1 by Members or EOC Beneficial Owners.
          11.8.4 If, during the enforcement of any or all of the covenants and provisions set forth in this Section 11.8, any court of competent jurisdiction enters a final judgment that declares that the duration, scope, or area restrictions stated herein are unreasonable under circumstances then existing, are invalid, or are otherwise unenforceable, then the Parties agree that the maximum enforceable duration, scope, or area reasonable under such circumstances shall be substituted for the stated duration, scope, or area, and that the court making the determination of invalidity or unenforceability shall have the power to revise the scope, duration, or area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes the closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified to cover the maximum duration, scope, or area permitted by Law.
          11.8.5 Notwithstanding the terms of this Section 11.8, each of the Members, EOC Beneficial Owners and their respective Affiliates shall be directly or indirectly (i) entitled to own equity interests in Partnership and Parent, subject to the applicable terms of the Other Transaction Agreements, and (ii) permitted to engage in all activities necessary to carry out such Person’s duties and obligations as a director, or as directed by senior management or the Board of Parent, as an employee or other Representative of Parent, Partnership or any of their respective subsidiaries. In addition, notwithstanding the terms of this Section 11.8, the Parties acknowledge and agree that Members, EOC Beneficial Owners and their Affiliates hold equity and other economic interests in the Managed Properties and such Persons shall be entitled to carry out all fiduciary and other contractual obligations in connection therewith. None of the activities set forth in this Section 11.8.5 shall violate or breach the other restrictions set forth in this Section 11.8.
          11.8.6 Members and EOC Beneficial Owners shall be responsible for any breach of this Section 11.8 by any of their respective Affiliates.
          11.8.7 Each of the Parties considers the provisions of this Section 11.8 to be fair and reasonable in order to protect their respective legitimate business interests.
          11.8.8 Management Agreement Terminations. The Parties agree that if at any time during the sixty (60) month period following the Closing (the “Protected Period”), any Member or EOC Beneficial Owner willfully and intentionally takes any action that results in the termination of any of the Management Agreements with respect to the Managed Properties (other than a termination due to (A) a bona fide sale of a Managed Property to a third party, (B) a foreclosure or other transfer of a Managed Property to a lender in satisfaction of indebtedness, or (C) any action willfully and intentionally taken, or the willful and intentional omission to take any action, by Purchaser Parties, EOP, EOC, or any of their respective Affiliates that causes or results in the termination of such Management Agreement, excluding (i) any termination by the Purchaser Parties, EOC, EOP or their respective Affiliates following a default by a counterparty, (ii) any failure to renew any Management Agreement upon expiration on economic terms or length of term less favorable to the Acquired Company than those contained in the agreement as of the date hereof or (iii) any failure to amend any Management Agreements to provide for economic terms or length of terms less favorable to the Acquired Company than those contained in the agreement as of the date hereof) (a “Qualified Termination”), then Members and EOC Beneficial Owners shall pay to the applicable Acquired Company an amount equal to the product of (x) the number of whole months remaining in the Protected Period following the effective date of the Qualified Termination and (y) the amount set forth under the heading “Monthly Net Fee Income” on Schedule 11.8.8 that corresponds to the applicable Management Agreement (“Make Whole Payment”). Notwithstanding the foregoing, subject to the consummation of the Closing, any termination of the Peachtree Management Agreements due to a sale to a third Person, which sale is consummated between the date hereof and July 6, 2012 shall be deemed a Qualified Termination and obligate Members and EOC Beneficial Owners to pay Parent the applicable Make Whole Payments with respect to the Managed Properties included in such sale in accordance with the terms of this Section 11.8.8. Each Member or EOC Beneficial Owner shall only be responsible for his or her pro rata share of any Make Whole Payment due to Parent (based on each EOP Former Member’s applicable EOC Membership Interest Percentage multiplied by 75% and each EOC Beneficial Owner’s applicable Banyan Membership Interest Percentage, multiplied by 25%, as applicable) pursuant to this Section 11.8.8. All Make Whole Payments shall be due within thirty (30) days following the delivery of written notice of the occurrence of a Qualified Termination following such Qualified Termination by Parent to Sellers’ Representatives.
          11.8.9 Management Agreement Reimbursements. The Parties agree that if, at any time during the Protected Period for so long as the applicable Management Agreement remains in effect (the “Reimbursements Period”), EOP or EOC, or their respective Affiliates, are required to reduce any salary or administrative cost reimbursements below the budgeted amounts that have been approved by the owners of the applicable Managed Property pursuant to such Management Agreement due to a written demand by the managing member of the owner of such Managed Property (or an owner or other Person with authority to terminate such Management Agreement on behalf of such owner) (a “Qualified Loss”), then, with respect to such Qualified Loss, Members and EOC Beneficial Owners shall pay to the applicable Acquired Company an amount equal to the product of (x) the number of whole months during the Reimbursements Period where EOP or EOC, or their respective Affiliates, experiences such Qualified Loss by (y) the difference between (A) the applicable approved budgeted amounts of salary or administrative cost reimbursements approved by the owners of such Managed Property pursuant to such Management Agreement and (B) the as adjusted amounts of salary or administrative cost reimbursements invoiced by EOP or EOC, or their respective Affiliates, as a result of such written demand (the “Reimbursements Payment”). Each Member or EOC Beneficial Owner shall only be responsible for his or her pro rata share of any Reimbursements Payment due to Parent (based on each EOP Former Member’s applicable EOC Membership Interest Percentage multiplied by 75% and each EOC Beneficial Owner’s applicable Banyan Membership Interest Percentage, multiplied by 25%, as applicable) pursuant to this Section 11.8.9. All Reimbursements Payments with respect to any portion of a Reimbursements Period that has occurred shall be due within thirty (30) days following the delivery of written notice of such

Qualified Loss and the applicable Reimbursements Payment amount by Parent to Sellers’ Representatives.
     11.9 Execution of Partnership Agreements. Effective upon receipt of OP Units hereunder, each Member and EOC Beneficial Owner shall execute and deliver a signature page to the Amended and Restated Agreement of Limited Partnership of the Partnership as a limited partner of the Partnership.
ARTICLE 12
INDEMNIFICATION
     12.1 Survival.
          12.1.1 All of the representations and warranties of each of the Members, EOC Beneficial Owners and the Purchaser Parties shall survive the Closing, and shall continue in full force and effect for a period of eighteen (18) months thereafter (the “Standard Survival Period”), except for the representations and warranties set forth in:
(a)	Sections 4.2.1 through 4.2.4, 5.1, 5.2, 6.1, 6.2, 6.4 and any claim for fraud (collectively, the “Fundamental Representations”), which shall survive the Closing indefinitely (the “Fundamental Survival Period”); and

(b)	Sections 4.2.7, 4.2.9, 4.2.10, 5.11, 5.18, 5.23, 5.27, 5.28 and 6.5 and 6.12, which shall survive the Closing until sixty (60) days following the applicable statute of limitations period in all relevant jurisdictions (the “Extended Survival Period”).
          12.1.2 All covenants and agreements that by their terms apply or are to be performed in whole or in part after the Closing will survive for the period provided in such covenants and agreements, if any, or until fully performed (the “Covenant Survival Period”). All covenants and agreements that by their terms apply or are to be performed in their entirety on or prior to the Closing shall terminate at the Closing.
          12.1.3 The Parties intend to shorten applicable statutes of limitations, and agree that no claims may be brought with respect to any matter after expiration of the applicable Survival Period for such matter under this Section 12.1. It is understood and agreed that (a) after the Closing, the sole and exclusive remedy with respect to any breach of this Agreement shall be a claim for Losses made pursuant to (and subject to the limitations of) this Article 12; provided that, notwithstanding the foregoing, nothing in this Article 12 shall limit the right of any Party (i) to pursue an action for or to seek remedies with respect to claims for fraud, or (ii) to seek specific performance or other equitable relief pursuant to Section 16.14; and (b) prior to the Closing, the Parties shall be entitled only to the termination of this Agreement in accordance with Article 14, and indemnification under this Article 12 shall not apply. In addition, the Parties waive all other claims, whether by statute, common law, or otherwise.
     12.2 Indemnification of Purchaser Parties. Effective as of Closing and subject to Sections 12.3, 12.4, 12.7, and 12.8, each Member (other than EOP in its capacity as a Member of EOC) and each EOC Beneficial Owner shall severally and not jointly indemnify Parent and its

Affiliates, the Acquired Companies, officers, directors, employees and agents (collectively, the “Parent Indemnitees”), defend, and hold the Parent Indemnitees harmless from and against, and reimburse the Parent Indemnitees for, any and all of the following Losses the Parent Indemnitees may suffer, sustain or become subject to, through and after the date of the claim for indemnification (including any Losses suffered after the end of the applicable Survival Period with respect to claims made within such period in accordance with Section 12.3):
          12.2.1 any Losses based upon, arising out of or caused by any breach or inaccuracy of any representation or warranty made by such Member or EOC Beneficial Owner in Section 4.2 or referred to in the certificate delivered by or on behalf of Members and EOC Beneficial Owners pursuant to Section 8.3.1;
          12.2.2 any Losses based upon, arising out of or caused by any breach or inaccuracy of any representation or warranty made by Members and EOC Beneficial Owners in Article 5 or referred to in the certificate delivered by or on behalf of Members and EOC Beneficial Owners pursuant to Section 8.3.1;
          12.2.3 any Losses based upon, arising out of or caused by any failure of Members, EOC Beneficial Owners or Sellers’ Representatives to carry out, perform, satisfy and discharge any of their respective covenants, agreements, undertakings, liabilities or obligations under this Agreement or the Related Agreements that are required to be performed after the Closing;
          12.2.4 any Losses based upon, arising out of or caused by any failure of the Acquired Companies to properly classify worker’s status for purposes of federal, state or local income or employment Tax, timely and properly reporting income of any employee, independent contractor or other service provider, or timely and properly submitting any required withholdings relating to any such income, in each case, for periods prior to the Closing;
          12.2.5 any Losses based upon, arising out of or caused by the failure of the Acquired Companies to obtain and file, prior to the Closing, full and effective releases of all Liens or any asset or other property of any Acquired Company other than Permitted Liens, including those Liens described on Schedule 12.2.5.
          12.2.6 any amounts due and payable or necessary to fully discharge any and all Long-Term Liabilities of the Acquired Companies existing at Closing, which are not satisfied or paid at or prior to the Closing;
          12.2.7 any Losses arising out of Partnership’s payment of the EOC Per Unit Consideration or EOC Earn-Out Payments directly to the EOC Beneficial Owners instead of being paid to Banyan;
          12.2.8 any Losses arising out of EOP’s ownership of Aviation Management LLC, CP Aviation, LLC or the business or operations of either Aviation Management LLC, CP Aviation, LLC or the investment in Eola Capital Investment Fund III LLC; and
          12.2.9 (x) any Losses arising out of any Proceedings pending against the Acquired Companies as of the Closing Date (excluding Proceedings involving Parent or any of its Affiliates, as determined immediately prior to Closing), or (y) any Losses arising out of the Proceeding styled as Estate of Loretta Sharp et al versus MFM Owner LLC, Case No 2010-CA-007129-0, in the Circuit Court of the Ninth Circuit, in and for Orange County, Florida or any related Proceeding.
     For the purposes of determining a breach or inaccuracy of, or the amount of any Losses related to such breach or inaccuracy, the representations and warranties made by Members and EOC Beneficial Owners in either Article 4 or 5 shall be considered without regard to any concepts of materiality, such as “material” or similar qualifications set forth herein (excluding (x) such references in the defined terms “Material Contracts,” and “Company Authorization,” (y) with respect to the representations and warranties contained in Sections 5.6 and 5.9, or (z) any breach of any of the covenants or obligations made by Members or EOC Beneficial Owners in this Agreement).
     12.3 Limitations. Any claims for indemnification under and pursuant to this Article 12 shall be required to be made by delivering notice to Sellers’ Representatives or Parent (as applicable) no later than the expiration of the applicable Survival Period; provided that with respect to indemnification claims made against the Members or EOC Beneficial Owners (i) pursuant to Sections 12.2.5 and 12.2.6 the survival period shall be eighteen (18) months following the Closing Date, (ii) pursuant to Section 12.2.4 the survival period shall be the statute of limitations with respect to such matters, and (iii) pursuant to Sections 12.2.7, 12.2.8 and Section 12.2.9 the Survival Period shall be indefinite. Notwithstanding the foregoing, any representation or warranty (and the indemnification obligations with respect thereto) that would otherwise terminate upon expiration of the applicable Rep Survival Period, and the indemnification obligations with respect to covenants and agreements that would otherwise terminate upon expiration of the Covenant Survival Period, will continue to survive if notice for indemnification shall have been given in accordance with this Section 12.3 on or prior to such expiration date, but only to the extent of the claim or claims and underlying facts (solely to the extent of such underlying facts as are stated with reasonable specificity, including their connection to the relevant claim or claims and only for the purpose of determining the Losses that may ultimately be attributed to, and determining the scope of, such claim or claims and not for the purpose of bringing any additional claims) expressly described in such notice for indemnification, until such claim for indemnification has been satisfied or otherwise resolved as provided herein. Notwithstanding anything herein to the contrary, including applicable Survival Periods, the Parent Indemnitees may make claims for indemnification under and pursuant to this Article 12 during the forty eight (48) month period following the Closing with respect to Losses incurred as a result of a Third Party Claim against Parent Indemnitee (and not a direct claim by any Parent Indemnitee) based upon or arising out of pre-Closing breaches under any property management contracts to which any of the Acquired Companies was a party prior to Closing based on events or circumstances prior to Closing, but only to the extent that, after first becoming aware of the existence of such Losses, Parent and its Affiliates do not willfully and intentionally take any action post-Closing that materially increases any Losses relating to any such pre-Closing event or circumstance; it being understood that the indemnification provisions of this Article 12, including, without limitation, Section 12.4, shall apply to any such claim made during such forty eight (48) month period.

     12.4 Limitations on Indemnification of Parent Indemnitees. Notwithstanding anything to the contrary contained in this Agreement, the indemnification of Parent Indemnitees for Losses pursuant to this Agreement shall be subject to the following additional limitations and conditions:
          12.4.1 any claim by a Parent Indemnitee for indemnification pursuant to Section 12.2 and the last sentence of Section 12.3 shall be required to be made by delivering written notice to Sellers’ Representatives no later than the expiration of the applicable Survival Period described in Section 12.3;
          12.4.2 Parent Indemnitees shall not be entitled to indemnification under Sections 12.2.1 or 12.2.2 or with respect to any Claims brought under the last sentence of Section 12.3, until the aggregate amount of all of such Losses exceeds an amount equal to $333,000 (the “Parent Indemnification Threshold Amount”), it being understood that the Parent Indemnification Threshold Amount shall be a deductible amount and shall not be recoverable by any Parent Indemnitee; provided that, with respect to claims for indemnification for breaches of the representations and warranties contained in Section 5.11, Parent Indemnities shall not be entitled to indemnification pursuant to Section 12.2.2 until the aggregate amount of all of such Losses for which the Parent Indemnitees are entitled to Indemnification hereunder exceeds an amount equal to $166,500 (the “Tax Threshold Amount”), it being understood that the Tax Threshold Amount shall be a deductible amount and shall not be recoverable by any Parent Indemnitee; and provided further that Members and EOC Beneficial Owners shall not be liable to Parent Indemnitees under this Article 12 or otherwise with respect to any Loss (or series of related Losses) incurred with respect to breaches of the representations and warranties (other than the Fundamental Representations) if the Loss (or series of related Losses) is less than the Mini-Basket;
          12.4.3 the maximum amount for which Parent Indemnitees may be entitled to indemnification under Sections 12.2.1 or 12.2.2 or with respect to any Claims brought under the last sentence of Section 12.3 shall be an amount equal to $7,500,000; provided that the foregoing limitation shall not apply to claims for indemnification for breaches of the representations and warranties contained in Section 5.11 or 5.28;
          12.4.4 notwithstanding anything to the contrary in this Section 12.4, each Member or EOC Beneficial Owner shall be liable for such Member’s or EOC Beneficial Owner’s pro rata share of Losses for which Parent Indemnitees may be entitled to indemnification under Section 12.4 (based on each EOP Former Member’s applicable EOP Membership Interest Percentage multiplied by 75% and each EOC Beneficial Owner’s applicable Banyan Membership Interest Percentage multiplied by 25%, as applicable);
          12.4.5 the amount of any Losses recoverable by the Parent Indemnitee shall be reduced by (i) the insurance proceeds actually received by such Parent Indemnitee with respect to such Loss, and (ii) an amount equal to any Tax benefit actually realized with respect to such Loss;
          12.4.6 notwithstanding anything to the contrary in this Article 12, in no event shall any Parent Indemnitee be entitled to seek indemnification with respect to the obligations set forth in Section 12.2.7 from any EOP Former Member and the indemnification obligations of the EOC Beneficial Owners shall with respect to Losses relating to the matters described in Section 12.2.7 be pro rata based on their respective ownership interests in Banyan; and
          12.4.7 notwithstanding anything to the contrary in this Article 12, in no event shall any Parent Indemnitee be entitled to seek indemnification with respect to the obligations set forth in Section 12.2.8 or 12.2.9 (with respect to any Proceeding relating to EOP and not EOC) from any EOC Beneficial Owner and the indemnification obligations of the EOP Members shall with respect to Losses relating to the matters described in Section 12.2.8 be pro rata based on their respective ownership interests in EOP.
Notwithstanding the foregoing or anything to the contrary herein, (i) the limitations set forth in Section 12.4 shall not apply to any claims of any Parent Indemnitee related to fraud and (ii) the limitations set forth in Sections 12.4 (other than Section 12.4.4) shall not apply to Losses based upon, arising out of or caused by any breach of any of the Fundamental Representations, and (iii) nothing provided in this Section 12.4 shall limit any duty of a Parent Indemnitee to mitigate Losses.
     12.5 Indemnification of Member Indemnitees. Effective as of Closing and subject to Sections 12.3, 12.6, 12.7 and 12.8, the Purchaser Parties shall jointly and severally indemnify Members and their respective Affiliates, officers, directors, employees and agents (collectively, the “Member Indemnitees”), defend and hold the Member Indemnitees harmless from and against, and reimburse the Member Indemnitees for, any and all of the following Losses the Member Indemnitees may suffer, sustain or become subject to, through and after the date of the claim for indemnification (including any Losses suffered after the end of the applicable Survival Period with respect to claims made within such period in accordance with Section 12.3):
          12.5.1 any Losses based upon, arising out of or caused by any breach or inaccuracy of any representation or warranty made by the Purchaser Parties in Article 6 of this Agreement (excluding the representation and warranty set forth in Section 6.10) or referred to in the certificate delivered by or on behalf of Purchaser Parties pursuant to Section 9.10; and
          12.5.2 any Losses based upon, arising out of or caused by any failure of the Purchaser Parties to carry out, perform, satisfy and discharge any of their covenants, agreements, undertakings, liabilities or obligations under this Agreement or the Related Agreements that are required to be performed after the Closing.
     Solely for purposes of determining a breach or inaccuracy of, or the amount of any Losses related to such breach or inaccuracy, the representations and warranties made by the Purchaser Parties in this Agreement shall be considered without regard to any “materiality” or “Parent Material Adverse Change” qualification (other than any breach of any of the covenants or obligations made by the Purchaser Parties in this Agreement or with respect to the representations and warranties contained in Sections 6.9, 6.10.2 and 6.11).
     12.6 Limitations on Indemnification of Members. Notwithstanding any other provisions of this Agreement, the indemnification of Member Indemnitees for Losses pursuant to this Agreement shall be subject to the following additional limitations and conditions:

          12.6.1 any claim by a Member Indemnitee for indemnification pursuant to Section 12.5 shall be required to be made by delivering written notice to Parent no later than the expiration of the applicable Survival Period described in Section 12.3;
          12.6.2 no Member Indemnitee shall be entitled to indemnification under Section 12.5.1 of this Agreement until the aggregate amount of all of such Losses for which the Member Indemnitees are entitled to indemnification hereunder exceeds an amount equal to $333,000 (the “Member Indemnification Threshold Amount”), it being understood that the Member Indemnification Threshold Amount shall be a deductible amount and shall not be recoverable by any Member Indemnitee; provided that Purchaser Parties shall not be liable to the Member Indemnitees under this Article 12 or otherwise with respect to any Loss (or series of related Losses) incurred with respect to breaches of the representations and warranties (other than the Fundamental Representations, Section 6.5 if the Loss (or series of related Losses) is less than the Mini-Basket;
          12.6.3 the maximum amount for which Member Indemnitees may be entitled to indemnification under Section 12.5.1 shall be an amount equal to $7,500,000; and
          12.6.4 the amount of any Losses recoverable by the Member Indemnitee shall be reduced by an amount equal to any Tax benefit actually realized with respect to such Loss.
Notwithstanding the foregoing or anything to the contrary herein, (i) the limitations set forth in Section 12.6 shall not apply to any claims of any Member Indemnitee related to fraud, (ii) the limitations set forth in Section 12.6 shall not apply to Losses arising out of or caused by any breach of any of the Fundamental Representations, and (iii) nothing provided in this Section 12.6 shall limit any duty of a Member Indemnitee to mitigate Losses.
     12.7 Procedures Relating to Indemnification.
          12.7.1 Third-Party Claims. In the event a third-party claim or demand (a “Third-Party Claim”) is made against a Party (the “Indemnitee”) entitled to indemnification under this Agreement, such Indemnitee must give prompt notice (a “Third-Party Claim Notice”) of the Third-Party Claim (i) to Parent, if indemnity is sought from Parent, (ii) to Sellers’ Representatives, if indemnity is sought from Members, or (iii) to the Member from whom indemnity is sought for Losses resulting from breaches of the representations and warranties contained in Article 4 (the Party to whom notice hereunder is given, in any case, the “Indemnitor’s Representative,” and the Party against whom the indemnification claim is asserted, the “Indemnitor”). Such Third-Party Claim Notice shall be given no later than thirty (30) days following the receipt of any such Third-Party Claim or demand by the Indemnitee. The failure to provide a Third-Party Claim Notice in accordance with this Section 12.7.1, or any delay in providing such notice, shall not relieve the Indemnitor of any liability it may have to the Indemnitee, except to the extent that (x) any such failure or delay in giving any Third-Party Claim Notice causes the amounts paid or to be paid by the Indemnitor to be greater than they otherwise would have been or otherwise results in prejudice to the Indemnitor, or (y) such Third-Party Claim Notice is not delivered to the Indemnitor’s Representative prior to the expiration of the applicable Survival Period in accordance with Section 12.3. Each Third-Party Claim Notice shall state the amount or good faith estimated amount of Losses with respect to such claim, the method of computation thereof, the specific basis for such claim (if such information is available or discernable at the time such notice is prepared) and copies of all notices and documents (including court papers received by the Indemnitee) relating to the Third-Party Claim.
(a)	If a Third-Party Claim is made against an Indemnitee, the Indemnitor’s Representative shall have fifteen (15) days after receipt of a Third-Party Claim Notice to elect to undertake, contest, control and defend (through counsel reasonably satisfactory to the Indemnitee), at the Indemnitor’s cost and expense, the legal proceedings relating to such Third-Party Claim and the defense and settlement thereof, so long as (i) the applicable Third-Party Claim involves only money damages, does not involve a class action, allegations of criminal activities, or violations of the Racketeering Influenced and Corrupt Organization Act, arises from a qui tam or similar whistle blower claim, does not seek an injunction or other equitable relief against the Indemnitee, and is not brought by a Governmental Authority; (ii) the Indemnitor diligently defends such Third-Party Claim (but the Indemnitee’s right to assume or control the defense in such instance shall only continue for so long as the Indemnitor fails to diligently defend such Third-Party Claim); and (iii) the Indemnitee has not been advised by counsel that a conflict exists if the same counsel were to represent the Indemnitee and the Indemnitor in connection with conducting the defense of the Third Party Claim. After written notice by the Indemnitor’s Representative of its election to assume the defense and control of the Third-Party Claim, the Indemnitor shall not be liable to the Indemnitee for any legal fees or expenses subsequently incurred by such Indemnitee in connection therewith, provided that (x) until such time as the Indemnitor’s Representative assumes the defense and control of a Third-Party Claim, the Indemnitee shall have the right to defend such Third-Party Claim, subject to the limitations set forth in this Section 12.7, in such manner as it may deem appropriate, and (y) if the Indemnitor’s Representative assumes the defense and control of a Third-Party Claim, then the Indemnitee shall have the right to participate in the defense thereof and to employ counsel, at its own expense, separate from the counsel employed by the Indemnitor, it being understood that the Indemnitor’s Representative shall control such defense.

(b)	The Party conducting the defense of any Third-Party Claim shall at all times act as if all Losses relating to the Third-Party Claim were for its own account and shall act in good faith and with reasonable prudence to minimize Losses therefrom. The Indemnitee shall, and shall cause each of its Affiliates and Representatives to, cooperate fully with the Indemnitor’s Representative in connection with any Third-Party Claim.

(c)	The Indemnitor’s Representative shall be authorized to consent to a settlement of, or the entry of a judgment arising from, any Third-Party Claim, and the Indemnitee shall consent to a settlement of, or the entry of any judgment arising from, such Third-Party Claim, if (i) such settlement obligates the Indemnitor to pay the full amount of the liability in connection with such Third-Party Claim, (ii) such settlement does not require any payment or other action by, or limitation on the Business (including injunctive or any other equitable relief or restrictions or obligations) on, the Indemnitee, (iii) such settlement does not require any admission or acknowledgement of liability or fault of the Indemnitee, and (iv) such settlement contains as a condition thereto, a complete release of the Indemnitee. In no event shall the Indemnitee admit any liability with respect to such Third-Party Claim or settle, compromise, pay or discharge such Third-Party Claim without the prior written consent of the Indemnitor’s Representative.
          12.7.2 Other Claims. In the event any Indemnitee should have a claim against any Indemnitor under this Article 12 that does not involve a Third-Party Claim, the Indemnitee shall deliver notice of such claim to the Indemnitor’s Representative promptly following the discovery of any indemnifiable Loss or of facts or circumstances reasonably likely to result in any such indemnifiable Loss, but in any event not later than the last day of the applicable Survival Period in accordance with Section 12.3. Each notice with respect to a claim (other than a Third-Party Claim) shall state the amount or good faith estimated amount of Losses with respect to such claim, the method of computation thereof, the specific basis for such claim, the representations, warranties or covenants alleged to have been breached (if such information is available or discernable at the time such notice is prepared) and copies of all notices and documents supporting the basis or bases for such claim. Within thirty (30) days following receipt of any such notice, the Indemnitor’s Representative shall notify the Indemnitee as to whether the Indemnitor accepts liability for any such Loss. If the Indemnitor’s Representative disputes the Indemnitor’s liability with respect to such claim, as provided above, the Indemnitor’s Representative and the Indemnitee shall attempt to resolve such dispute in good faith. And, if not resolved through the good faith negotiations within thirty (30) days after the delivery of the objection notice referenced in the immediately preceding sentence (or such longer period as the Parties may mutually agree), either Party may commence Proceedings to resolve such dispute.
          12.7.3 Additional Procedures.
(a)	If an Indemnitor makes any payment on a claim, including any Third-Party Claim, the Indemnitor shall be subrogated, to the extent of such payment, to all rights and remedies of the Indemnitee to any insurance benefits or other claims or benefits of the Indemnitee with respect to such claim.

(b)	To the extent permitted by applicable Law, any payment under this Section 12.7 shall be treated as an adjustment to the purchase price hereunder for Tax purposes.

(c)	As a condition to any claim, including any Third-Party Claim, made by any Indemnitee, the Indemnitor agrees to take commercially reasonable steps under the circumstances to mitigate any Losses of the Indemnitee upon and after becoming aware of any event or condition which would reasonably be expected to give rise to any Losses that are indemnifiable hereunder.
     12.8 No Double Recovery. Notwithstanding anything herein to the contrary, no Party shall be entitled to indemnification or reimbursement under any provision of this Agreement for any amount to the extent that such Party or any of its Affiliates has been indemnified or reimbursed for such amount under any other provision of this Agreement or any Related Agreement.
ARTICLE 13
SELLERS’ REPRESENTATIVES
     13.1 Designation. For purposes of this Agreement and Related Agreements, each Member and each EOC Beneficial Owner hereby designates each of the Sellers’ Representatives, acting jointly, as such Member’s or EOC Beneficial Owner’s attorney-in-fact, with full powers of substitution to act in the name, place and stead of such Member or EOC Beneficial Owner, to execute any and all documents on behalf of the Member or EOC Beneficial Owner, and to take any other actions on behalf of the Member or EOC Beneficial Owner that may be required pursuant to this Agreement and the Related Agreements, in each case, as may be necessary or desirable in order to consummate the Transactions contemplated herein and perform its obligations hereunder before, at or following the Closing. Without limiting the generality of the foregoing, Sellers’ Representatives, acting jointly, shall have the full and exclusive authority to: (i) agree with Parent with respect to any matter deemed necessary by Sellers’ Representatives in connection with this Agreement and the Related Agreements calling for the agreement of the Members, give and receive notices on behalf of each Member, grant consents and waivers for each Member, and act on behalf of each Member or each EOC Beneficial Owner in connection with any matter as to which Members are or may be obligated under this Agreement and the Related Agreements, all in the absolute discretion of Sellers’ Representatives; (ii) execute and deliver all documents, in the name of and for and on behalf of each Member, contemplated by this Agreement and the Related Agreements; (iii) take all actions necessary or desirable in connection with the defense, resolutions, or settlement of any indemnification claims pursuant to Section 12.2 and performance of obligations hereunder, including to withhold funds for satisfaction of expenses or other liabilities or obligations or to withhold funds for potential indemnification claims made hereunder; (iv) to terminate, amend, or waive any provision of this Agreement or the other Related Agreements, provided that any such action, if material to the rights and obligations of the Members, in the reasonable judgment of Sellers’ Representatives, shall be taken in substantially the same manner with respect to all Members, unless otherwise agreed by each such Member or EOC Beneficial Owner who is subject to any disparate treatment of a potentially adverse nature; and (v) to do or refrain from doing any further act or deed on behalf of Members which Sellers’ Representatives deem necessary or appropriate, in their sole discretion, relating to the subject matter of this Agreement as fully and completely as any of such Members could do if personally present and acting. The appointment of Sellers’ Representatives shall be deemed irrevocable and coupled with an interest, and Parent, and any other Person may conclusively and absolutely rely, without inquiry, upon any action of the Sellers’ Representatives, acting jointly, or any successor representatives of Members in all matters referred to herein and/or in the Related Agreements.

     13.2 Authority.
          13.2.1 Decisions by Sellers’ Representatives within the scope of the authority granted pursuant to this Section 13.2.1, including decisions made as the Indemnitor’s Representative pursuant to Section 12.7, shall be binding upon all Members and EOC Beneficial Owners, and no Member or EOC Beneficial Owner shall have the right to contest the same. Members shall cooperate with Sellers’ Representatives and any accountants, attorneys or other agents whom he/she or it may retain to assist in carrying out its duties hereunder. Sellers’ Representatives may communicate with any Member or EOC Beneficial Owner or any other Person concerning his/her or its responsibilities hereunder, but are not required to do so. Sellers’ Representatives have a duty to serve in good faith the interests of Members and EOC Beneficial Owners and to perform their designated role under this Agreement, but Sellers’ Representatives shall have no financial liability whatsoever to any Person relating to its service hereunder (including any action taken or omitted to be taken), except that it shall be liable for harm which he/she or it causes by an act of gross negligence, fraud, bad faith or willful misconduct.
          13.2.2 Notwithstanding anything to the contrary in this Agreement, Sellers’ Representatives shall have no duties and responsibilities, except those expressly set forth herein or in the Related Agreements, and no implied covenants, functions, responsibilities, duties, obligations or liabilities on behalf of any Acquired Company, any Member or any EOC Beneficial Owner shall otherwise exist against Sellers’ Representatives. Except as expressly provided in this Agreement or any Related Agreement, Sellers’ Representatives, in such capacity, shall have no duties or responsibilities to Parent or any Purchaser Party.
          13.2.3 The service by Sellers’ Representatives shall be without compensation, provided that Members shall reimburse Sellers’ Representatives for all costs and expenses, including reasonable professional fees, incurred and shall indemnify and hold harmless Sellers’ Representatives against any loss, expense (including attorney’s fees incurred pursuant to Section 12.7) or other liability arising out of their service as Sellers’ Representatives under this Agreement, other than for harm caused by an act of gross negligence, fraud, bad faith or willful misconduct. Neither Parent nor any Acquired Company will be liable for (i) any payment to the Sellers’ Representatives with respect to services provided by the Sellers’ Representatives in connection with this Agreement, the Related Agreements or the Transactions, or (ii) the Members in connection with the appointment of the Sellers’ Representatives or the performance by the Sellers’ Representatives on behalf to the Members, whether or not such action is specifically authorized by this Section 13.2.
          13.2.4 Either Sellers’ Representatives may resign at any time by notifying in writing Parent and Members. If James R. Heistand resigns as a Sellers’ Representative, Members holding a majority of the membership interest equal to all EOP Membership Interest Percentages may elect a successor. If Rodolfo Prio Touzet resigns as a Sellers’ Representative, Members holding a majority of the membership interest equal to all Banyan Membership Interest Percentages may elect a successor. Prompt written notice of election of a new Sellers’ Representative shall be given to Parent. Such successor Sellers’ Representative(s) shall exercise the rights and powers of and be entitled to the indemnity, reimbursement and other benefits of the original Sellers’ Representatives. If no such successor is selected by the Members in accordance with this Section 13.2.4, then all actions taken in accordance with the terms of this

Agreement shall be taken by the other remaining Sellers’ Representative or, if none, by all Members.
ARTICLE 14
TERMINATION
     14.1 Termination of Agreement. This Agreement may be terminated prior to the Closing as provided in this Article 14.
          14.1.1 Consent. Parent (on behalf of the Purchaser Parties) and Sellers’ Representatives (on behalf of the Acquired Companies and Members) may terminate this Agreement by mutual written consent.
          14.1.2 Expiration; Illegality; Prohibition. Either Parent (on behalf of the Purchaser Parties) or Sellers’ Representatives (on behalf of the Acquired Companies and Members and EOC Beneficial Owners) may terminate this Agreement by written notice to the other Party:
(a)	if the Closing has not occurred on or before May 31, 2011 (the “Expiration Date”) (other than due to the failure of any Party seeking to terminate this Agreement to perform in all material respects its obligations under this Agreement or any of the Related Agreements);

(b)	if there is any Law that makes consummation of any of the Transactions illegal or otherwise prohibited; or

(c)	if a Governmental Authority of competent jurisdiction having valid enforcement authority issues a final Order, not subject to appeal, permanently restraining, prohibiting or enjoining the Acquired Companies or the Purchaser Parties from consummating any of the Transactions, provided that the right to terminate this Agreement pursuant to this Section 14.1.2(c) shall not be available to any Party that has initiated any Proceeding that results in such Order, or that has not taken any and all reasonable actions necessary to oppose, contest and resist, and to have lifted, rescinded or vacated, such order, decree or judgment before it became final and nonappealable.
          14.1.3 Breach. Parent (on behalf of the Purchaser Parties) or Sellers’ Representatives (on behalf of the Acquired Companies, Members and EOC Beneficial Owners) may terminate this Agreement by written notice to the other Party in the event of a breach by the other Party of any covenant or agreement under this Agreement (including the breach of representations and warranties set forth herein), where the effect of such breach would be to cause the conditions to the obligation to consummate the Closing of the terminating Party not to be capable of being satisfied, and such breach is not cured by the breaching Party within fifteen (15) Business Days following receipt of written notice from the terminating Party of the breach or alleged breach, which written notice shall state that, unless such breach is cured in accordance with this Section 14.1.3, the terminating Party intends to terminate this Agreement (it being understood that such 15-day cure period shall not extend the Expiration Date).

          14.1.4 Other Transactions. Sellers’ Representatives (on behalf of the Acquired Companies, EOC Beneficial Owners and Members) or Parent (on behalf of the Purchaser Parties) may terminate this Agreement by written notice to the other Party if any of the agreements with respect to the Other Transactions has been terminated in accordance with its terms.
          14.1.5 Insolvency Proceeding. Sellers’ Representatives (on behalf of the Acquired Companies, EOC Beneficial Owners and Members) or Parent (on behalf of the Purchaser Parties) may terminate this Agreement by written notice to the other Party if a Bankruptcy Event has occurred with respect to any such other Party.
          14.1.6 Required Authorizations. Parent may terminate this Agreement if a Government Authority notifies the Acquired Companies or Parent that an Authorization required for the Transactions under Section 7.1 may be obtained only upon a condition referred to in Section 10.3.3 to which a Party is not required to agree.
     14.2 Effect of Termination; Remedies. If this Agreement is terminated pursuant to Section 14.1:
          14.2.1 this Agreement shall forthwith become null and void and of no further force and effect, except that Section 10.4, Section 11.1, this Section 14.2, Article 15 and 16 and all applicable definitions in this Agreement shall survive such termination;
          14.2.2 the Purchaser Parties shall return all documents, work papers and other materials (and all copies thereof) obtained from any Acquired Company, any Member or any of their respective Representatives relating to the Transactions, whether so obtained before or after the execution hereof, to Sellers’ Representatives, and all confidential or proprietary information received by any Purchaser Party with respect to any Acquired Company or any Member shall be treated in accordance with Section 10.14 and the Confidentiality Agreement;
          14.2.3 the Members, the EOC Beneficial Owners and the Acquired Companies shall return all documents, work papers and other materials (and all copies thereof) obtained from any Purchaser Party or any of their respective Representatives relating to the Transactions, whether so obtained before or after the execution hereof, to Parent, and all confidential or proprietary information received by any Acquired Company, Member and the EOC Beneficial Owners with respect to any Purchaser Party shall be treated in accordance with Section 10.14 and the Confidentiality Agreement; and
          14.2.4 the sole and exclusive rights and remedies of a Party, if any, following a termination under Section 14.1 shall be termination of this Agreement without other recourse and the rights and remedies, if any, available under Section 14.3, if applicable, shall be in lieu of any other rights or remedies available by applicable Law or otherwise.
     14.3 Termination Remedies.
          14.3.1 In the event that this Agreement shall be terminated by Sellers’ Representatives in accordance with Section 14.1.3 or Section 14.1.4 (or Parent’s or its Affiliates’ refusal to consummate the transactions contemplated by such Other Transaction Agreement or by this Agreement), then the sole remedy of Members, EOC Beneficial Owners and the Acquired Companies shall be to terminate this Agreement, the Related Agreements (if any) and the Other Transaction Agreements and receive any amounts payable under the Other Transaction Agreements in accordance with the express terms of the Other Transaction Agreements.
          14.3.2 In the event that this Agreement shall be terminated by Parent in accordance with Section 14.1.3, then the sole remedy of Parent and its Affiliates shall be to terminate the Related Agreements (if any) and the Other Transaction Agreements and receive any amounts payable thereunder in accordance with the express terms thereof.
ARTICLE 15
CERTAIN DEFINITIONS
     When used in this Agreement, the following terms in all of their tenses, cases and correlative forms shall have the meanings assigned to them in this Article 15, or elsewhere in this Agreement as indicated in this Article 15:
     “2011 Earn-Out Period” means (i) if the Closing occurs prior to June 30, 2011, the period beginning on the Closing Date and ending on December 31, 2011, or (ii) if the Closing occurs after June 30, 2011, the period beginning on the Closing Date and ending at the end of the six-month period that commences on the first day of the month following the month in which the Closing Date occurs.
     “2011 EOC Revenue Payment” shall have the meaning set forth in Section 3.4.2(b) hereof.
     “2011 EOP Revenue Payment” shall have the meaning set forth in Section 3.4.1(b) hereof.
“2011 EOC Unit Payment” shall have the meaning set forth in Section 3.4.2(b) hereof.
“2011 EOP Unit Payment” shall have the meant set forth in Section 3.4.1(b) hereof.
     “2012 Earn-Out Period” means (i) if the Closing occurs prior to June 30, 2011, the period beginning on January 1, 2012 and ending on December 31, 2012, or (ii) if the Closing occurs after June 30, 2011, the 12-month period beginning on the first day of the month immediately following the expiration of the 2011 Earn-Out Period.
     “2012 EOC Revenue Payment” shall have the meaning set forth in Section 3.4.2(d) hereof.
     “2012 EOP Revenue Payment” shall have the meaning set forth in Section 3.4.1(d) hereof.
     “Accounts Receivable” means all accounts receivable, notes receivable and associated rights owned by any Acquired Company.
“2012 EOC Unit Payment” shall have the meant set forth in Section 3.4.2(d).

     “2012 EOP Unit Payment” shall have the meant set forth in Section 3.4.1(d).
     “Acquired Companies” means collectively, EOP, EOC and their respective Subsidiaries, excluding CP Aviation Management, LLC and CP Aviation, LLC.
     “Acquisition Proposal” shall have the meaning set forth in Section 10.12.1(a) hereof.
     “Action” means any suit, legal proceeding, charge, complaint, claim, action, hearing, investigation, tax audit, administrative enforcement proceeding, or arbitration proceeding, in any court or quasi-judicial or administrative agency of any Governmental Authority or before any arbitrators.
     An “Affiliate” of a specified Person means any other Person which, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with such specified Person. For purposes of this definition, “control” of any Person means possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of equity interests, by contract, or otherwise.
     “Affiliate Agreement” shall have the meaning set forth in Section 5.27 hereof.
     “Aggregate Closing Cash” means $32,400,000 less the sum of the EOP Reduction Amount and EOC Reduction Amount.
     “Agreement” means this Agreement and Plan of Merger, as may be amended from time to time.
     “Approved Counsel” shall have the meaning set forth in Section 11.3.3(a) hereof.
     “Assets” means, collectively, all of the tangible and intangible assets, rights and properties used, held for use or purportedly owned by the Acquired Companies, including all Real Property and Intellectual Property.
     “Audit Inquiry Letter” shall have the meaning set forth in Section 10.4.4 hereof.
     “Authorization” means any approval, authorization, certificate, concession, consent, exemption, franchise, grant of authority, license, real estate broker license, Order, permission, permit, qualification, ratification, registration, waiver or variance, of or from any Governmental Authority or required by or available under any Law.
     “Average Share Price” means the average closing share price of the PKY Shares for any consecutive thirty (30) day period during the ninety (90) day period immediately prior to the end of the 2012 Earn-Out Period.
     “Balance Sheets” shall have the meaning set forth in Section 5.6.2 hereof.
     “Bankruptcy Event” means, with respect to any Person, the occurrence of any of the following:
(a)	a court of competent jurisdiction enters a decree or order for relief in an involuntary case under applicable bankruptcy, insolvency, or other similar

Law now or hereinafter in effect, or appoints a receiver, liquidator, assignee, custodian, trustee, sequestrator, or similar official for such Person or for any substantial part of such Person’s property, or ordering the winding up or liquidation of its affairs;

(b)	such Person commences a voluntary case under any applicable bankruptcy, insolvency, or other similar Law now or hereinafter in effect, or consents to the entry of an order for relief in an involuntary case under any such Law, or consents to the appointment of or taking possession by a receiver, liquidator, assignee, trustee, custodian, sequestrator, or other similar official for such Person or for any substantial part of such Person’s property, or makes any general assignment for the benefit of creditors, or fails generally to, or admits in writing its inability, to pay debts as they become due; or

(c)	an insolvency case under any applicable bankruptcy, insolvency, or other similar Law now or hereinafter in effect, is commenced against such Person or for the appointment of or taking possession by a receiver, liquidator, assignee, trustee, custodian, sequestrator, or other similar official for such Person or for any substantial part of such Person’s property.
     “Banyan” shall have the meaning set forth in the preamble.
     “Banyan Membership Interest Percentage” means the percentage of Equity Interests held by the Persons listed on Section 4.2.2(c) of the Disclosure Schedules in Banyan as of the date of this Agreement and immediately prior to the Closing.
     “Books and Records” means original or true and complete copies of all of the books, records, files, data and information of the Acquired Companies (including customer and supplier lists, financial and accounting records, purchase orders and invoices, sales orders, credit and collection records, engineering order files, warranty and repair files, studies, surveys, analyses, strategies, plans, forms, designs, diagrams, drawings, specifications, technical data, production and quality control records and formulations, lists of and correspondence and miscellaneous records with respect to customers, suppliers, representatives and distributors and all other general correspondence).
     “Business” means the commercial office property management business conducted by the Acquired Companies.
     “Business Day” shall mean each day other than a Saturday, Sunday or other day on which banks in New York, New York are not required by Law to be open.
     “CD Calculations Delivery Date” shall have the meaning set forth in Section 3.5.1(a) hereof.
     “Claim” means any claim, demand or written assertion by any Person (except for those included in the definition of Proceeding).

     “Closing” shall have the meaning set forth in Section 2.3 hereof.
     “Closing Date” shall have the meaning set forth in Section 2.3 hereof.
     “Closing Date Net Working Capital” means Net Working Capital of the Acquired Companies as of the Closing.
     “Closing Percentage” means the amount expressed as a percentage derived from dividing the Aggregate Closing Cash by the sum of (i) the Aggregate Closing Cash and (ii) 29,906,000.
     “Code” shall have the meaning set forth in the Recitals.
     “Company Authorization” or “Company Authorizations” shall have the meaning set forth in Section 5.12.1 hereof.
     “Company Benefit Plan” shall have the meaning set forth in Section 5.23.1(a) hereof.
     “Company Insurance Policies” shall have the meaning set forth in Section 5.26.1 hereof.
     “Company Intellectual Property” means the Intellectual Property owned, licensed or held for use by the Acquired Companies.
     “Company Pension Benefit Plan” shall have the meaning set forth in Section 5.23.1(b).
     “Competition Laws” means the HSR Act and any other Law designed to prohibit, restrict or regulate actions undertaken for the purpose or effect of monopolization or restraint of trade.
     “Confidentiality Agreement” means that certain Confidentiality Agreement dated October 8, 2010, by and between Parent and EOC.
     “Confidential Information” means any confidential or proprietary information or data, whether in paper, electronic or other form, relating to the businesses and affairs of the Acquired Companies that has historically been treated as confidential by the Acquired Companies, including, without limitation, Tax Returns, Tax work papers, and all other Tax information, other than any such information that is generally available to or known by the public prior to the time of disclosure, except as a result of the breach of a confidentiality obligation by the disclosing or receiving party with respect to such information.
     “Consent” means any notice, approval, consent, license, permission or waiver of any Person other than a Governmental Authority.
     “Consolidated Tax Group” means an affiliated, consolidated, combined or unitary group for Tax purposes (whether federal, state, local, or foreign).
     “Contracts” means all contracts, agreements, leases of personal property (such as computers and copiers), leases of real property, notes, bonds, indentures, arrangements,, undertakings (whether written or oral and whether express or implied) or license agreements (including, but not limited to, software licenses and licenses for Intellectual Property), to which any Acquired Company is a party or by which any Acquired Company is legally bound; provided that the term “Contracts” shall not include purchase orders, sales orders or similar arrangements.

     “Contributions” shall have the meaning set forth in the recitals hereto.
     “Covenant Survival Period” shall have the meaning set forth in Section 12.1.2 hereof.
     “Cumulative Management Earn-Out Revenue Percentage” means the percentage derived from (i) the sum of the Management Earn-Out Revenues during the 2011 Earn-Out Period and the 2012 Earn-Out Period divided by (ii) $42,000,000.
     “Current Assets” shall have the meaning set forth in the Methods of Calculating WC.
     “Current Liabilities” shall have the meaning set forth in the Methods of Calculating WC.
     “Data Room” means the electronic data room established by EOP and EOC for the purpose of making information, agreements, documents and other due diligence materials regarding the Acquired Companies available to the Purchaser Parties, as it existed on the date that is two (2) Business Days prior to the date hereof.
     “Determination Materials” shall have the meaning set forth in Section 3.4.4 hereof.
     “Disclosure Schedules” means the schedules accompanying this Agreement prepared by Members and EOC Beneficial Owners pursuant to Articles 4 and 5, which schedules include the information specified in Articles 4 and 5 and exceptions to the representations and warranties of Members and EOC Beneficial Owners set forth in Articles 4 and 5 hereof. Any matter set forth in the Disclosure Schedules with respect to any particular section of the Agreement shall refer only to the section of the Disclosure Schedules corresponding to the applicable Agreement section number, except that any item disclosed in the Disclosure Schedules shall be deemed disclosed under any other applicable section of the Disclosure Schedules if it is readily apparent on its face that such disclosure is likewise applicable to such other section of the Disclosure Schedules.
     “Disposal,” “Storage,” and “Treatment” shall have the meanings assigned them at 42 U.S.C. § 6901(3)(33) and (34), respectively, but the terms shall be applied to all “Hazardous Materials” as defined by this Agreement, not merely “Hazardous Waste” as defined in that statute.
     “Earn-Out Objections Statement” shall have the meaning set forth in Section 3.4.4 hereof.
     “Earn-Out Review Period” shall have the meaning set forth in Section 3.4.4 hereof.
     “Earn-Out Statement” shall have the meaning set forth in Section 3.4.3 hereof.
     “Earn-Up Amount” means the positive amount, if any, derived from (i)(A) the Management Earn-Out Revenues during the 2012 Earn-Out Period minus 21,000,000 (B) divided by (ii) 1,626,515, multiplied by 226,000; provided that the Earn-Up Amount shall in no event exceed 226,000.
     “Employee Benefit Plan” shall have the meaning set forth in Section 5.23.1(c) hereof.

     “Employees” shall have the meaning set forth in Section 5.20.1 hereof.
     “Employment Agreements” shall have the meaning set forth in Section 5.20.1 hereof.
     “Environment” means any ambient, work place or indoor air, surface water, drinking water, groundwater, land surface (whether below or above water), subsurface strata, sediment, plant or animal life and natural resources.
     “Environmental Laws” means any applicable Law or other legal requirement pertaining to the Environment or the health or safety of the public or employees, the Release or threatened Release of Hazardous Substances or otherwise relating to the Treatment, Storage, transport, use, handling, Disposal or presence of Hazardous Substances, including: the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. §§ 9601 et seq. (“CERCLA”); the Solid Waste Disposal Act, 42 U.S.C. §§ 6901 et seq.; the Emergency Planning and Community Right-to-Know Act, 42 U.S.C. § 11011 et seq.; the Hazardous Materials Transportation Act, 49 U.S.C. §§ 5101 et seq.; the Clean Air Act, 42 U.S.C. §§ 7401 et seq. (“CAA”); the Clean Water Act, 33 U.S.C. §§ 1251 et seq.; the Occupational Safety and Health Act, 29 U.S.C. §§ 651 et seq.; the Toxic Substances Control Act, 15 U.S.C. §§ 2601 et seq.; the Rivers and Harbors Act of 1899, 33 U.S.C. § 401, et seq.; the Oil Pollution Act of 1990, 33 U.S.C. § 2701, et seq., the Federal Insecticide, Fungicide and Rodenticide Act, 7 U.S.C. §§ 136 et seq.; each as amended; any state or local Law similar to the foregoing; all regulations issued pursuant to the foregoing; and all permits issued to the Company pursuant to the foregoing, all as in effect on or prior to Closing Date.
     “Environmental Permits” means Authorizations required to comply with Environmental Laws.
     “EOC” shall have the meaning set forth in the preamble hereto.
     “EOC Beneficial Owner” or “EOC Beneficial Owners” shall have the meaning set forth in the preamble of this Agreement.
     “EOC Cap Amount” shall mean 450,000 OP Units, together with the cash amount payable by Parent in accordance with Section 3.4.2 hereof.
     “EOC Earn-Out Payments” shall have the meaning set forth in Section 3.4.2(e) hereof.
     “EOC Earn-Up Payment” shall have the meaning set forth in Section 3.4.2(f) hereof.
     “EOC Focus Plan Payment” shall have the meaning set forth in Section 3.4.2(e) hereof.
     “EOC Former Member” means Banyan.
     “EOC Contribution” shall have the meaning set forth in the recitals hereto.
     “EOC Per Unit Cash Consideration” shall mean $8,100,000 in cash, minus the EOC Reduction Amount, if any, divided by the total number of EOC Units outstanding immediately prior to the Closing.

     “EOC Per Unit Consideration” shall have the meaning set forth in Section 2.2.2 hereof.
     “EOC Reduction Amount” means, with respect to the sale of any of the properties listed on Exhibit N-1 consummated between the date of this Agreement and the Closing Date to any purchaser other than Parent or one of its Affiliates, the sum of the amounts listed under the column “Applicable Termination Fee” on Exhibit N-1, which relates to such property.
     “EOC Revenue Amount” means, with respect to the sale of any of the properties listed on Exhibit K-1 consummated between the date of this Agreement and the Closing Date to any purchaser other than Parent or one of its Affiliates, the sum of the amounts listed under the column “Applicable Revenue Reduction Amount” on Exhibit K-1, which relates to such property.
     “EOC Termination Event Payment” shall have the meaning set forth in Section 3.4.2(f) hereof.
     “EOC Unit” shall have the meaning set forth in the recitals hereto.
     “EOP” shall have the meaning set forth in the preamble hereto.
     “EOP Cap Amount” shall mean 1,350,000 OP Units, together with the cash payable by Parent in accordance with Section 3.4.1 hereof.
     “EOP Earn-Out Payments” shall have the meaning set forth in Section 3.4.1(e) hereof.
     “EOP Earn-Up Payment” shall have the meaning set forth in Section 3.4.1(f) hereof.
     “EOP Focus Plan Payment” shall have the meaning set forth in Section 3.4.1(e) hereof.
     “EOP Former Member” means an EOP member listed on Section 4.2.2 of the Disclosure Schedules.
     “EOP Membership Interest Percentage” means, with respect to any EOP Former Member, the fraction expressed as a percentage equal to the number of EOP Units of a EOP Member held by such EOP Former Member immediately prior to the Closing divided by the total outstanding EOP Units immediately prior to the Closing, as set forth on Section 4.2.2 of the Disclosure Schedules.
     “EOP Contribution” shall have the meaning set forth in the recitals hereto.
     “EOP Per Unit Cash Consideration” shall mean $24,300,000 in cash, minus the EOP Reduction Amount, if any, divided by the total number of EOP Units outstanding immediately prior to the Closing.
     “EOP Per Unit Consideration” shall have the meaning set forth in Section 2.1.2 hereof.
     “EOP Reduction Amount” means, with respect to the sale of any of the properties listed on Exhibit N-2 consummated between the date of this Agreement and the Closing Date to any purchaser other than Parent or one of its Affiliates, the sum of the amounts listed under the column “Applicable Termination Fee” on Exhibit N-2, which relates to such property.
     “EOP Revenue Amount” means, with respect to the sale of any of the properties listed on Exhibit K-2 consummated between the date of this Agreement and the Closing Date to any purchaser other than Parent or one of its Affiliates, the sum of the amounts listed under the column “Applicable Revenue Reduction Amount” on Exhibit K-2, which relates to such property.
     “EOP Termination Event Payment” shall have the meaning set forth in Section 3.4.1(g)(i) hereof.
     “EOP Unit” shall have the meaning set forth in the recitals hereto.
     “Equity Interest” means (a) the equity ownership rights in a business entity, whether a corporation, company, joint stock company, limited liability company, general or limited partnership, joint venture, bank, association, trust, trust company, land trust, business trust, sole proprietorship or other business entity or organization, and whether in the form of capital stock, ownership unit, limited liability company interest, membership interest, limited or general partnership interest or any other form of ownership, and (b) all rights, warrants, options, convertible securities or indebtedness, exchangeable securities or other instruments or rights that are outstanding and exercisable for, convertible into or exchangeable for any Equity Interest described in the foregoing clause (a) whether at the time of issuance or upon the passage of time or occurrence of some future event.
     “ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations thereunder.
     “ERISA Affiliate” means a trade or business, whether or not incorporated, which is deemed to be in common control or affiliated with the Acquired Companies within the meaning of Section 4001 of ERISA or Section 414(b), (c), (m), or (o) of the Code.
     “Excess Cash” means cash held by the Acquired Companies in excess of the amounts required to meet the Target Net Working Capital.
     “Exchange Act” means the Securities Exchange Act of 1934, as amended.
     “Expiration Date” shall have the meaning as set forth in Section 14.1.2(a) hereof.
     “Extended Survival Period” shall have the meaning set forth in Section 12.1.1(b) hereof.
     “Filing” means any filing or registration with, or a written notice to, a Governmental Authority.
     “Final Earn-Out Statement” shall have the meaning set forth in Section 3.4.4 hereof.
     “Final Closing Date Net Working Capital” shall have the meaning set forth in Section 3.5.1(e) hereof.

     “Financial Statements” shall have the meaning set forth in Section 5.6 hereof.
     “Focus Plan Amount” means (1) (a)1,574,000 multiplied by (b) the applicable percentage set forth on Exhibit B hereto that corresponds to the Average Share Price and Cumulative Management Earn-Out Revenue Percentage, minus (2) the aggregate number of OP Units issued as a 2011 EOP Revenue Payment, a 2012 EOP Revenue Payment, a 2011 EOC Revenue Payment and/or 2012 EOC Revenue Payment, if any.
     “Fundamental Representations” shall have the meaning set forth in Section 12.1.1(a) hereof.
     “Fundamental Survival Period” shall have the meaning set forth in Section 12.1.1(a) hereof.
     “GAAP” means generally accepted accounting principles, as in effect in the United States from time to time.
     “Global Agreement” shall have the meaning set forth in the Recitals.
     “Governmental Authority” means any government or political subdivision, whether federal, state, local or foreign, or any agency or instrumentality of any such government or political subdivision, or any federal, state, local or foreign court, authority, tribunal, department, bureau or commission, in each case having jurisdiction over the applicable matter.
     “Hazardous Substances” means any (a) chemical, material or substance defined as or included in the definition of “hazardous substances”, “hazardous wastes”, “hazardous materials”, “extremely hazardous waste”, “acutely hazardous waste”, “radioactive waste”, “biohazardous waste”, “pollutant”, “toxic pollutant”, “contaminant”, “restricted hazardous waste”, “infectious waste”, “toxic substances” or any other term or expression intended to define, list, regulate or classify substances by reason of properties harmful to health, safety or the indoor or outdoor environment (including harmful properties such as ignitability, corrosivity, reactivity, carcinogenicity, toxicity, reproductive toxicity, “TCLP toxicity” or words of similar import) as defined in, the subject of, or that could give rise to liability under, any Environmental Law, (b) oil, petroleum, petroleum fraction, petroleum additive (including methyl tertiary butyl ether) or petroleum derived substance, (c) flammable substances or explosives, (d) radioactive materials, (e) asbestos or asbestos-containing materials, (f) urea formaldehyde foam insulation, (g) polychlorinated biphenyls, and (h) lead-based paint, including, in each case, any mixture or solution thereof.
     “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act.
     “Indebtedness” means, as of the Closing Date, all obligations of the Acquired Companies which in accordance with GAAP should be classified upon a balance sheet of such Person as a liability, and in any event, regardless of how classified in accordance with GAAP, shall include (without duplication), with respect to any Acquired Company, (a) all capital lease obligations of the Acquired Companies (including the amount necessary to pay in full all principal, interest, break fees, penalties, lease payments, buyout options or similar payments such that as of the date of such payment, the payor would own all equipment or other property that is subject of such capital lease agreement); (b) any indebtedness (other than indebtedness of the Acquired Companies) guaranteed by the Acquired Companies; (c) all outstanding obligations relating to payments for the acquisition of property or assets (including obligations in respect of principal and accrued interest); (d) all obligations secured by any Lien upon property or assets owned by any Acquired Company, even though such Person has not assumed or become liable for the payment of such obligations; (e) all obligations created or arising under any deferred purchase price, conditional sale or other title retention agreement with respect to property acquired by any Acquired Company, notwithstanding the fact that the rights and remedies of any Person under such agreement in the event of default are limited to repossession or sale of the property; (f) all obligations with respect to interest rate or currency swaps, collars, caps and similar hedging obligations; (g) all guaranties, surety or indemnity obligations by such Acquired Company; (h) all obligations of such Acquired Company in regard to guaranties or sureties by others of such Person’s obligations, regardless of whether of payment or performance, or whether such guaranties are in the form of, without limitation, letters of credit, deposits, bonds, insurance or other forms of security, indemnity, surety or guaranty; (i) all obligations upon which interest charges are customarily paid off balance sheet and similar liabilities or obligations; and (j) any prepayment premiums, charges, penalties or other costs or expenses related to any of the foregoing.
     “Indemnitee” shall have the meaning set forth in Section 12.7.1 hereof.
     “Indemnitor” shall have the meaning set forth in Section 12.7.1 hereof.
     “Indemnitor’s Representative” shall have the meaning set forth in Section 12.7.1 hereof.
     “Independent Accounting Firm” means the Atlanta, Georgia, office of Deloitte LLP.
     “Initial Materials” shall have the meaning set forth in Section 3.4.4 hereof.
     “Intellectual Property” means any of the following in any jurisdiction throughout the world (a) patents, patent applications, patent disclosures and inventions, including any continuations, divisionals, continuations-in-part, renewals, reexaminations, reissues, foreign counterparts and extensions for any of the foregoing; (b) Internet domain names, trademarks (registered or unregistered), service marks (registered or unregistered), trade dress, trade names, logos and corporate names and registrations and applications for registration thereof together with all of the goodwill associated therewith; (c) copyrights (registered or unregistered) and copyrightable works and registrations and applications for registration thereof; (d) mask works and registrations and applications for registration thereof; (e) material computer software (whether in source or object code and specifically excluding all packaged, commercially available “off-the-shelf” licensed software programs sold to the public), data, data bases and documentation thereof; and (f) trade secrets and confidential financial and marketing plans and customer and supplier lists.
     “IP Licenses” shall have the meaning set forth in Section 5.19 hereof.
     “JV Partner Consents” means each of the Consent and acknowledgment documents with respect to the management fees payable under the Management Agreements, and certain other matters, that have been executed prior to the date hereof by Persons who hold an ownership interest in the Managed Properties.
     “Knowledge” means, with respect to any Member, the actual knowledge of such Member, after inquiry of each of the regional vice presidents of the Acquired Companies with respect the matters in such Person’s actual knowledge (without any duty or obligation of inquiry); provided however, that in the case of Banyan Street Office Holdings LLC, “Knowledge” means the actual knowledge of Rodolfo Prio Touzet, after inquiry of each of the regional vice presidents of the Acquired Companies with respect the matters in such Person’s actual knowledge (without any duty or obligation of inquiry).
     “Labor Rights Requirements” shall have the meaning set forth in Section 5.22.1 hereof.
     “Law” means any statute, law, ordinance, executive order, judgment, order, decree, writ, stipulation, injunction, decision, award, ruling, administrative order, code, treaty, common law doctrine or other regulation, requirement or rule of any Governmental Authority.
     “Leased Personal Property” shall have the meaning set forth in Section 5.14.3 hereof.
     “Leased Real Property” shall have the meaning set forth in Section 5.16.1 hereof.
     “Liability” means any liability or obligation of whatever kind or nature, whether known or unknown, asserted or unasserted, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, or due or to become due.
     “Lien” means, (i) with respect to any asset, any lien, charge, mortgage, pledge, security interest, any other encumbrance of any kind in respect of such asset or any other interest in such asset (or the income or profits therefrom) designed to secure the repayment of Indebtedness, and (ii) with respect to securities only, any transfer restriction or limitation, and (iii) with respect to real property, any easement, encroachment, title defect, title retention agreement, encumbrance, restriction, invalidity or irregularity, or sublease, in each case, whether consensual or nonconsensual and whether arising by agreement or under any Law or otherwise.
     “Long-Term Liabilities” shall mean, except as otherwise included in the calculation of the Closing Date Net Working Capital, all monetary obligations of the Acquired Companies (including any prepayment, make-whole, clawback or similar amounts) (i) for borrowed money or with respect to deposits or advances of any kind to the Acquired Companies (except for deposits or advances made by customers of the Acquired Companies in connection with the sale of goods or services in the Ordinary Course of Business consistent with past practice), (ii) evidenced by bonds, debentures, indentures, notes or similar instruments, (iii) upon which interest charges are customarily paid (excluding trade accounts payable of the Acquired Companies and other similar amounts payable by the Acquired Companies in the Ordinary Course of Business), (iv) under conditional sale or other title retention agreements relating to property purchased by the Acquired Companies, (v) issued or assumed as the deferred purchase price of property or services wherein interest or similar charges accrue therein (excluding trade accounts payable of the Acquired Companies and other similar amounts payable by the Acquired Companies in the Ordinary Course of Business), (vi) under interest rate or currency swap or other similar transactions (valued at the termination cost thereof), (vii) under guarantees and arrangements having the economic effect of a guarantee by the Acquired Companies of any indebtedness of any other Person or (viii) with respect to any capitalized leases, the amount necessary to pay the principal amount of such lease as of the date of such payment.
     “Loss” or “Losses” means any and all charges, judgments, losses, liabilities, damages, costs, Taxes, penalties, expenses, fees, fines, assessments, sanctions or awards (including, without limitation, (i) amounts paid in settlement, (ii) costs of actions taken to bring the Business into compliance with applicable Laws, and (iii) reasonable costs of investigation and defense, reasonable legal expenses and court costs), but specifically excluding (a) any costs incurred by or allocated to an Indemnitee with respect to time spent by employees of the Indemnitee or its Affiliates, and (b) any special, indirect, punitive, exemplary, consequential or any similar types of damages (except to the extent that such damages are payable in connection with a Third Party Claim, in which case such damages shall be considered Losses hereunder for indemnification purposes).
     “Make Whole Payment” shall have the meaning set forth in Section 11.8.7 hereof.
     “Managed Properties” means all multi-unit office or other properties with respect to which an Acquired Company provides property management services pursuant to the Management Agreements which as of the date of this Agreement is set forth on Exhibit I hereto.
     “Management Agreements” shall have the meaning as set forth in Section 5.24.1(k) hereof.
     “Management Earn-Out Revenue” means the amount equal to (1) the gross fees payable to the Acquired Companies (or their successor-in-interest) or one or more of their respective subsidiaries pursuant to the Management Agreements, any leasing agent agreements (net of any leasing commissions paid or payable to either in-house or third-party leasing agents), and any construction management agreements, in each case, with respect to any of the properties set forth on Exhibit C attached hereto, during the 2011 Earn-Out Period and/or the 2012 Earn-Out Period, as applicable; plus (2) any salary or out-of-pocket personnel or administrative cost reimbursements with respect to the provision of any management services pursuant to the Management Agreements, any leasing agent agreements, and any construction management agreement, in each case, with respect to any of the properties set forth on Exhibit C attached hereto, during the 2011 Earn-Out Period and the 2012 Earn-Out Period, as applicable; plus (3) any additional fees (the “Additional Fees”) payable to Parent, the Partnership and/or one or more of their direct or indirect subsidiaries (including EOC) during the 2011 Earn-Out Period and the 2012 Earn-Out Period, as applicable, (a) relating to the provision of management, leasing agent (net of any leasing commissions paid or payable to either in-house or third-party leasing agents), construction management and/or similar services with respect to properties other than those properties set forth on Exhibit C attached hereto, and (b) resulting from relationships established by or arrangements negotiated by one or more of the Members or Other Eola Persons, including as contemplated in the Global Agreement (it being acknowledged and agreed that all relationships relating to the properties commonly known as One Irvington Centre, Two Irvington, Three Irvington Centre and Four Irvington Centre shall be considered to have resulted from relationships established by or arrangements negotiated by one or more of the Members or Other Eola Persons), provided, however, that, solely with respect to the Additional Fees described in this clause (3), the Management Earn-Out Revenue shall not include any intercompany fee revenue or salary or out-of-pocket personnel or administrative cost reimbursements with respect to the provision of such management services, but Management Earn-Out Revenue shall include any profits associated with personnel or administrative cost reimbursements in excess of actual out-of-pocket expense, provided further that, notwithstanding the foregoing proviso, it is acknowledged and agreed that, to the extent that Parent, Partnership or any of their wholly-owned subsidiaries acquires any equity ownership or other beneficial interest in any other Person (including through any joint venture or fund arrangement) from relationships established by or arrangements negotiated by one or more of the Members, the Management Earn-Out Revenue shall include all amounts payable in connection with management, leasing agent (net of any leasing commissions payable to either in-house or third-party leasing agents), construction management and/or similar services with respect to the acquired properties and any profits associated with personnel or administrative cost reimbursements in excess of actual out-of-pocket expense, multiplied by the percentage of equity ownership held by Persons other than Parent, Partnership or any of their wholly-owned subsidiaries; plus (4) any lost fees directly attributable to the purchase by Parent or any of its Affiliates of the properties set forth on Exhibit C attached hereto during the 2011 Earn-Out Period or the 2012 Earn-Out Period, which amounts relating to (I) management fees and salary or out-of-pocket personnel or administrative cost reimbursements with respect to the provision of such management services shall be included as Management Earn-Out Revenue at the same rate and on the same basis as in place immediately prior to the purchase by Parent or any such Affiliate of any such property, and (II) leasing commissions, leasing agent fees and construction management fees shall be included as Management Earn-Out Revenue in the amounts that exist immediately prior to the purchase by Parent or any such Affiliate of any such property. For purposes of clarity, the Management Earn-Out Revenue with respect to the 2011 Earn-Out Period shall be calculated on an annualized basis based on the number of days from the Closing Date through the end of the 2011 Earn-Out Period, (i) by dividing (A) the actual Management Earn-Out Revenue with respect to the 2011 Earn-Out Period, by (B) the number of days from the Closing Date to December 31, 2011, then (ii) multiplying the amount resulting from the calculation in subclause (i) by 365. For purposes of determining the amount of Management Earn-Out Revenues payable at any particular time, such determination shall be made in accordance with GAAP, subject to the following reserve procedures for allowance for doubtful accounts: the Acquired Companies shall receive credit for amounts actually received as of the determination date plus receivable amounts, net of allowance for doubtful accounts, which allowance shall be based on the specific identification method, plus additional allowance equal to 50% of the accounts receivable balances that are more than sixty (60) days but less than or equal to ninety (90) days outstanding plus 100% of the accounts receivable balances that are more than ninety (90) days outstanding. Notwithstanding the foregoing, the allowance for receivables related to all leasing commissions and construction management fees will be subject to the allowance reserve for doubtful accounts based on the specific identification method, plus additional allowance equal to 50% of the receivable balances that are 60 days but less than or equal to 90 days outstanding from the payment due date, plus 100% of the receivable balances that are more than 90 days outstanding from the payment due date.
     “Management Earn-Out Revenue Threshold” means $10,920,000, minus the product of (A) the sum of the EOP Revenue Amount and EOC Revenue Amount and (B) the Closing Percentage.

     “Marks” shall have the meaning set forth in Section 11.5 hereof.
     “Material Adverse Change” means, with respect to the Acquired Companies, a material adverse change with respect to the properties, liabilities, business, condition (financial or otherwise) or results of operations of the Acquired Companies taken as a whole; provided, however, that none of the following shall constitute a “Material Adverse Change” or be taken into account in determining whether a Material Adverse Change has occurred: (i) changes in business or economic conditions affecting the economy or the industry of the Acquired Companies generally (provided that such changes do not affect the Acquired Companies in a disproportionate manner); (ii) changes or conditions in the economy, the stock markets, the credit markets, Tax rates or implementation of new Taxes, interest rates, exchange rates or other matters affecting the economy or the industry of the Acquired Companies generally (provided that such changes do not affect the Acquired Companies in a disproportionate manner); (iii) any adverse change, effect, event, occurrence, state of facts or development resulting from any change in regulatory conditions or the enactment or implementation of any new Law (provided that such changes do not affect the Acquired Companies in a disproportionate manner) or changes in the interpretation of any applicable Law by any Governmental Authority; (iv) any adverse change, effect, event, occurrence, state of facts or development to the extent attributable to any Purchaser Party’s announcement or other disclosure of its plans or intentions with respect to the operations of the Acquired Companies (or any portion thereof); (v) any failure by the Acquired Companies to meet projections or forecasts; (vi) any adverse change, effect, event, occurrence, state of facts or development resulting from the taking of any action required by, or the failure to take any action prohibited by, this Agreement or attributable solely to expenses incurred in connection with the transactions contemplated by this Agreement; (ix) any flood, earthquake or other natural disaster; or (x) for purposes of Article 8 only, the commencement, continuation or escalation of a war, armed hostilities or other international or national calamity or act of terrorism.
     “Material Contracts” shall have the meaning set forth in Section 5.24.1 hereof.
     “Maximum Earn-Out Revenue Amount” means the Revenue Target.
     “Member” or “Members” shall have the meaning set forth in the preamble of this Agreement.
     “Member Indemnification Threshold Amount” shall have the meaning set forth in Section 12.6.2 hereof.
     “Member Indemnitees” shall have the meaning set forth in Section 12.5 hereof.
     “Methods of Calculating WC” shall mean the accounting principles, policies, practices, methods and exceptions to GAAP that in each case as are described in Exhibit M attached hereto.
     “Mini-Basket” means $10,000.

     “Net Working Capital” as of a particular date means the Current Assets minus the Current Liabilities, in each case as determined in accordance with the Methods of Calculating WC.
     “NWC Deficit” shall the meaning set forth in Section 3.5.2(a) hereof.
     “NWC Document Delivery Date” shall have the meaning as set forth in Section 3.5.1(a) hereof.
     “NWC Statement Delivery Notification” shall have the meaning as set forth in Section 3.5.1(c) hereof.
     “NWC Surplus” shall the meaning set forth in Section 3.5.2(b) hereof.
     “OP Unit” means a unit of limited partnership interest in Partnership.
     “Order” means any decree, injunction, judgment, order, ruling, writ, assessment or arbitration award of a Governmental Authority, whether arising from a Proceeding or applicable Law.
     “Ordinary Course of Business” means an action taken by a Person only if that action is consistent in nature and scope with the past practices of such Person and is taken in the ordinary course of the normal operations of such Person.
     “Organizational Documents” means the Articles or Certificate of Incorporation, Code of Regulations and By-Laws for a corporate entity, the Articles of Organization or Certificate of Formation and Operating Agreement or Limited Liability Company Agreement of a limited liability company entity, the trust agreement for a trust entity and other similar organizational and governing documents for entities other than corporations, limited liability companies or trusts.
     “Other Eola Persons” shall mean each of David O’Reilly, Larry Chapman and Kevin Thomas.
     “Other Transaction Agreements” has the meaning set forth in the recitals.
     “Other Transactions” has the meaning set forth in the recitals.
     “Parent” shall have the meaning set forth in the preamble hereto.
     “Parent Credit Agreement” means the Credit Agreement, by and among Parent, Partnership, Wells Fargo Securities, LLC, J.P. Morgan Securities LLC, Wells Fargo Bank, National Association, JPMorgan Chase Bank, N.A., PNC Bank, National Association, Bank of America, N.A., U.S. Bank National Association, and other financial institutions, dated as of January 31, 2011.
     “Parent Group” shall have the meaning set forth in Section 10.1.1 hereof.

     “Parent Indemnification Threshold Amount” shall have the meaning set forth in Section 12.4.2 hereof.
     “Parent Indemnitees” shall have the meaning set forth in Section 12.2 hereof.
     “Parent Material Adverse Change” shall have the meaning set forth in Section 6.1 hereof.
     “Partnership” shall have the meaning set forth in the preamble hereto.
     “Party” or “Parties” shall have the meaning set forth in the preamble hereof.
     “Peachtree Management Agreements” means each of (i) Management Contract, dated as of December 5, 2006, between ACP Marquis I LLC and ACP Realty Services LLC, as assigned to Eola Capital Asset Mgt LLC pursuant to the Assignment, (ii) Management Contract, dated as of December 5, 2006, between ACP Marquis II LLC and ACP Realty Services LLC, as assigned to Eola Capital Asset Mgt LLC pursuant to the Assignment, (iii) Management Contract, dated as of December 5, 2006, between ACP Courtland Garage LLC and ACP Realty Services LLC, as assigned to Eola Capital Asset Mgt LLC pursuant to the Assignment, (iv) Management Contract, dated as of December 5, 2006, between ACP International Garage LLC and ACP Realty Services LLC, as assigned by to Eola Capital Asset Mgt LLC pursuant to the Assignment, (v) Management Contract, dated as of December 5, 2006, between ACP Peachtree Center LLC and ACP Realty Services LLC, as assigned by to Eola Capital Asset Mgt LLC pursuant to the Assignment, and (vi) Management Contract, dated as of December 5, 2006, between ACP 161 Peachtree Center Garage LLC and ACP Realty Services LLC, as assigned by to Eola Capital Asset Mgt LLC pursuant to the Assignment.
     “Pension Benefit Plan” shall have the meaning set forth in Section 5.23.1(d) hereof.
     “Permitted Liens” means (a) Liens for current Taxes, assessments, government charges, levies or utilities that are not yet due and payable or which are being contested in good faith; (b) Liens that shall be satisfied by Members at or before Closing; (c) easements, covenants, rights-of-way, restrictions, conditions and matters of record which would be shown by a current accurate survey of any applicable real property, none of which, individually or in the aggregate, materially adversely affects the continued use and operation of the Leased Real Property as presently used in the Business or the Managed Properties, as applicable; (d) zoning, building and other similar restrictions imposed by applicable Laws; (e) statutory Liens or landlords’, carriers’, workmen’s, warehousemen’s, repairmen’s, mechanic’s, suppliers’, materialmen’s or other like Liens arising in the Ordinary Course of Business with respect to amounts not yet due or overdue for a period of forty five (45) days or amounts being contested in good faith; and (f) non-exclusive licenses with respect to Intellectual Property granted in the Ordinary Course of Business;
     “Person” means an individual, a corporation, a limited liability company, a general partnership, a limited partnership, a trust, a venture, a business, a union, a society, an association, a firm, a Governmental Authority or any other entity or organization.
     “PKY Shares” means shares of Parent’s common stock, par value $0.001 per share.

     “Policy Change” shall have the meaning set forth in Section 3.4.7 hereof.
     “Pre-Closing Periods” shall have the meaning set forth in Section 11.3.1(a) hereof.
     “Pre-Closing Straddle Period” shall have the meaning set forth in Section 11.3.1(a) hereof.
     “Pre-Closing Taxes” means any and all Taxes of or incurred by the Acquired Companies attributable to either a Pre-Closing Period or a Pre-Closing Straddle Period.
     “Principal Termination Event” means the occurrence of any of the following events (A) the failure of Rodolfo Prio Touzet to be appointed to the board of directors of Parent by Parent or its board of directors by the later of June 1, 2011 or Closing; (B) at any time prior to the end of the 2012 Earn-Out Period, (1) the failure of James R. Heistand to be appointed to the board of directors of Parent by Parent or its board of directors by the later of June 1, 2011 or Closing, (2) the failure of James R. Heistand to be appointed as executive chairman of Parent by the later of June 1, 2011 or Closing, (3) the failure of James R. Heistand to be nominated for election to the board of directors of Parent by Parent or its board of directors at the annual meeting of stockholders of Parent in 2012 or a change in recommendation by the board of directors or Parent with respect to any previous nomination of James R. Heistand to the board of directors of Parent, in either case other than in connection with the termination of employment of James R. Heistand for Cause (as defined in the Global Agreement), (4) the failure of James R. Heistand to be granted observer rights to the investment committee of the board of directors of Parent by Parent’s board of directors, by the later of June 1, 2011 or Closing, (5) the removal of James R. Heistand as an observer on the investment committee of the board of directors of Parent (other than in connection with any termination of employment of Mr. Heistand for Cause (as defined in the Global Agreement)), or (6) the termination of employment of James R. Heistand without Cause (as defined in the Global Agreement) by Parent or any of its applicable subsidiaries; and (C) a breach by Parent of Sections 2.1.1, 2.2.1, 2.2.4 or 2.2.6 of the Global Agreement (as such obligations relate to Mr. Heistand or Mr. Touzet), which breach Parent fails to cure within ninety (90) days following notice of such breach to Parent.
     “Proceeding” means any action, claim, audit or other inquiry, hearing, investigation, suit or other charge or proceeding (whether civil, criminal, administrative, investigative, formal or informal) by or before any Governmental Authority or before an arbitrator or arbitral body or mediator.
     “Proposed Closing Date Net Working Capital” shall have the meaning set forth in Section 3.5.1(a) hereof.
     “Protected Period” shall have the meaning set forth in Section 11.8.8 hereof.
     “Purchaser Disclosure Schedules” means the schedules accompanying this Agreement prepared by Purchaser Parties pursuant to Article 6, which schedules include the information specified in Articles 6 and exceptions to the representations and warranties of the Purchaser Parties set forth in Article 6 hereof. Any matter set forth in the Purchaser Disclosure Schedules will respect to any particular section of the Agreement shall refer only to the section of the Purchaser Disclosure Schedules corresponding to the applicable Agreement section number, except that any item disclosed in the Purchaser Disclosure Schedules shall be deemed disclosed under any other applicable section of the Purchaser Disclosure Schedules if it is readily apparent on its fact that such disclosure is likewise applicable to such other section of the Purchaser Disclosure Schedules.
     “Purchaser Parties” shall have the meaning set forth in the preamble hereto.
     “Qualified Loss” shall have the meaning set forth in Section 11.8.9.
     “Qualified Termination” shall have the meaning set forth in Section 11.8.8.
     “Realty Lease” shall have the meaning set forth in Section 5.16.3 hereof.
     “Registration Rights Agreement” shall have the meaning set forth in Section 8.10 hereof.
     “Reimbursements Payment” shall have the meaning set forth in Section 11.8.9.
     “Reimbursements Period” shall have the meaning set forth in Section 11.8.9.
     “REIT” shall have the meaning set forth in Section 6.12.2.
     “Related Agreement” those specific agreements listed on Exhibit H hereto.
     “Release” shall have the meaning assigned it at 42 U.S.C. § 9601(22) without giving effect to exception (A) therein, including but not limited to the (i) movement of Hazardous Substance through, in, on or under any Environmental medium located within, or under any building, structure, real property or facility; (ii) the movement of Hazardous Substance off-site from any real property; and (iii) the abandonment of barrels, tanks, containers, or other receptacles containing or that contained Hazardous Substance.
     “Released Claims” shall have the meaning set forth in Section 4.4 hereof.
     “Released Parties” shall have the meaning set forth in Section 4.4 hereof.
     “Releasing Parties” shall have the meaning set forth in Section 4.4 hereof.
     “Rep Survival Period” means the Standard Survival Period, the Fundamental Survival Period or the Extended Survival Period, as the case may be.
     “Representative” means, with respect to a particular Person, any director, officer, employee, agent, consultant, advisor or other representative of the Person, including legal counsel, accountants, and financial advisors.
     “Restricted Period” shall have the meaning set forth in Section 11.8.1 hereof.
     “Revenue Target” means the $21,000,000 less the EOP Revenue Amount and EOC Revenue Amount.

     “Schedules” means the schedules accompanying this Agreement prepared pursuant Articles 8, 10 and 12.
     “SEC” means the U.S. Securities and Exchange Commission.
     “SEC Documents” shall have the meaning set forth in Section 6.10.1.
     “Securities Act” means the Securities and Exchange Act of 1933, as amended.
     “Sellers’ Representatives” means James R. Heistand and Rodolfo Prio Touzet, or their successors, as appointed in accordance with Section 13.2 hereof.
     “Standard Survival Period” shall have the meaning as set forth in Section 12.1.1 hereof.
     “Statement Delivery Date” shall have the meaning set forth in Section 3.4.3 hereof.
     “Statement Delivery Notice” shall have the meaning as set forth in Section 3.4.3 hereof.
     “Statement Delivery Notification” shall have the meaning as set forth in Section 3.4.3(b) hereof.
     “Straddle Period” shall have the meaning set forth in Section 11.3.1(a).
     “Subsidiary” or “Subsidiaries” shall have the meaning set forth in Section 5.3 hereof.
     “Survival Period” means the Covenant Survival Period or the applicable Rep Survival Period, as the case may be.
     “Systems” means any computer hardware (whether general or special purpose), databases, telecommunications capabilities (including all voice, data and video networks) and other information technology infrastructure used by or relied on by any Acquired Company in the conduct of the Business.
     “Target Net Working Capital” shall mean an amount equal to $0.
     “Tax” or “Taxes” means taxes, levies, imposts, duties, assessments, charges, unemployment insurance payments and all withholdings imposed or required to be collected by or paid over to any Governmental Authority, including any interest, penalties, or additions imposed in respect of the foregoing.
     “Tax Consultation Notice” shall have the meaning set forth in Section 11.3.3(e) hereof.
     “Tax Dispute” means any audit, examination, claim, appeal, litigation, proceeding, assessment, in each case relating to Taxes or any Tax Return.
     “Tax Return” means any report, return, amended return, refund claim, information statement, payee statement or other information provided or required to be provided to any Governmental Authority, with respect to Taxes, including any return of a consolidated, affiliated, combined or unitary group.

     “Tax Sharing Agreement” shall have the meaning set forth in Section 5.11.8 hereof.
     “Tax Threshold Amount” shall have the meaning set forth in Section 12.4.2 hereof.
     “Terminated Employee” shall have the meaning set forth in Section 10.15.1.
     “Third-Party Claim” shall have the meaning set forth in Section 12.7.1 hereof.
     “Third-Party Claim Notice” shall have the meaning set forth in Section 12.7.1 hereof.
     “Transactions” means the transactions contemplated by this Agreement and the Related Agreements.
     “Undisputed Amount” shall have the meaning set forth in Section 3.4.5 hereof.
     “Voluntary” means an action taken by the Purchaser Parties, EOP, EOC or their respective Affiliates that is not the result of a written request or demand by the managing member of the owner of the applicable Managed Property (or an owner or other Person with authority to terminate a Management Agreement on behalf of an owner) to take such action.
     “WARN Act” shall have the meaning set forth in Section 5.22.1 hereof.
     “WC Final Resolution Date” shall have the meaning specified in Section 3.5.1(e) of the Agreement.
     “WC Objection Notice” shall have the meaning specified in Section 3.5.1(d) of the Agreement.
     “WC Objections Period” shall have the meaning as set forth in Section 3.5.1(d) hereof.
     “Welfare Plan” shall have the meaning set forth in Section 5.23.1(e).
ARTICLE 16
MISCELLANEOUS PROVISIONS
     16.1 Notices. Any notice, request or other communication to be given pursuant to this Agreement shall be given in writing (including electronic mail, facsimile or similar writing) and delivered as follows:
(a)	If to Parent or any other Purchaser Party, to:
Parkway Properties, Inc.
188 East Capitol Street
Suite 1000
Jackson MS 39201
Attention: Chief Executive Officer
Facsimile Number: 601.949.4077
Email: srogers@pky.com and rhickson@pky.com

With a copy to (which shall not constitute notice):
Jaeckle Fleischmann & Mugel, LLP
12 Fountain Plaza, Suite 800
Buffalo, NY 14202-2292
Facsimile Number: 716.856.0432
Email: JKubarek@jaeckle.com
and
Hunton & Williams LLP
Riverfront Plaza, East Tower
951 East Byrd Street
Richmond, Virginia 23219-4074
Attention: David C. Wright
Facsimile Number: 804-343-4580
Email: dwright@hunton.com
(b)	If to the Acquired Companies (prior to the Closing), Sellers’ Representatives or to any Member, as follows:
c/o Eola Capital LLC
390 N. Orange Avenue, Suite 2400
Orlando, Florida 32801
Phone: (407) 650-0593
Facsimile: (407) 650-0597
Email: JHeistand@eolacapital.com and RTouzet@eolacapital.com
Attn: James R. Heistand and Rodolfo Prio Touzet
With a copy to (which shall not constitute notice):
Hogan Lovells US LLP
555 Thirteenth Street, N.W.
Washington, DC 20004
Phone: (202) 637-5868
Facsimile: (202)637-5910
Email: david.bonser@hoganlovells.com
Attn:David W. Bonser
or in any case, to such other address for a Party as to which notice shall have been specified by such Party to Parent and Sellers’ Representatives in accordance with this Section. Each notice, request or communication shall be deemed to have been duly given (i) on the third (3rd) Business Day after the day of registration, if sent by registered or certified mail, postage prepaid, (ii) on the next Business Day following the documented acceptance thereof for next-day delivery by a national overnight air courier service, if so sent, or (iii) on the date sent by facsimile transmission or by electronic mail if sent during normal business hours (otherwise the next Business Day after such transmission), provided receipt in each case is electronically confirmed. Otherwise, notices shall be deemed to have been given when actually received at such address.
     16.2 Entire Agreement. This Agreement, the schedules and exhibits hereto, the Confidentiality Agreement and the Related Agreements constitute the entire agreement among the Parties concerning the subject matter hereof, and supersedes all other prior agreements, understandings and negotiations, oral or written, between the Parties concerning such subject matter. If there is any conflict between this Agreement, the Confidentiality Agreement and/or any of the Related Agreements, the terms of this Agreement shall govern.
     16.3 Amendments and Waivers.
          16.3.1 Subject to the provisions of Section 10.11, no modification or waiver of this Agreement shall be enforceable unless made in a written instrument signed by the Party against whom the modification or waiver would apply.
          16.3.2 Subject to the provisions of Section 10.11, no failure or delay by any Party in exercising any right, power or privilege under this Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. Except as otherwise provided herein, no action taken pursuant to this Agreement, including any investigation by or on behalf of any Party, shall be deemed to constitute a waiver by the party taking such action of compliance with any representations, warranties, covenants or agreements contained in this Agreement. Any term, covenant or condition of this Agreement may be waived at any time by the Party that is entitled to the benefit thereof, but only by a written notice signed by such Party expressly waiving such term or condition. No waiver by any Party hereto of any default, misrepresentation or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent occurrence of such kind.
     16.4 Governing Law. The EOP Contribution and the EOC Contribution shall be governed by, and construed in accordance with, the Laws of the State of Florida, as applicable, regardless of the Laws that might otherwise govern under applicable principles of conflict of laws thereof. Except as provided in the immediately preceding sentence, this Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflict of laws thereof.
     16.5 Jurisdiction and Venue. Except as otherwise provided in Section 3.4.4 or Section 3.5, each of the Parties irrevocably and unconditionally submits to the sole and exclusive personal jurisdiction of (a) the state courts of the State of Delaware, and (b) the United States District Court for the District of Delaware (and appropriate appellate courts therefrom), for the purposes of any dispute, claim, controversy, suit, action or other proceeding arising out of this Agreement or the Related Agreements or any transaction contemplated hereby or thereby. Each of the Parties further agrees and covenants (i) to commence any such action, suit or proceeding either in the United States District Court for the District of Delaware or if such suit, action or other proceeding may not be brought in such court for jurisdictional reasons, in any state court located in the City of Wilmington, Delaware and (ii) to not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court. Each of the Parties further agrees and covenants that if subject matter jurisdiction over any action, suit, or proceeding in connection with any dispute, claim, or controversy arising out of or relating to this Agreement, the Related Agreements, or the Transactions exists in the Court of Chancery of the State of Delaware by reason of Section 111 of the DGCL or if there otherwise exists a good faith basis for concluding that the Court of Chancery of the State of Delaware would have subject matter jurisdiction in connection with any such action, suit, or proceeding, then any such action, suit, or proceeding shall be brought exclusively in the Court of Chancery of the State of Delaware, and each party agrees that it shall not attempt to deny or defeat subject matter jurisdiction over such action, suit, or proceeding in the Court of Chancery of the State of Delaware. Each of the Parties irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the Transactions in (a) the United States District Court for the District of Delaware, or (b) any state court located in the City of Wilmington, Delaware, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum. Each of the Parties hereby agrees that this Agreement involves at least $100,000 and that this Agreement has been entered into in express reliance on 6 Del. C. § 2708.
     16.6 WAIVER OF TRIAL BY JURY. TO THE EXTENT PERMITTED BY LAW, EACH MEMBER, SELLERS’ REPRESENTATIVES, PARENT AND PARTNERSHIP HEREBY KNOWINGLY, VOLUNTARILY, INTENTIONALLY IRREVOCABLY AND UNCONDITIONALLY WAIVES THE RIGHT TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION BASED HEREON, ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE RELATED AGREEMENTS OR ANY COURSE OF CONDUCT, COURSE OF DEALINGS, STATEMENTS (WHETHER VERBAL OR WRITTEN) OR ACTIONS OF ANY PARTY HERETO OR THERETO IN CONNECTION HEREWITH OR THEREWITH. EACH MEMBER, SELLERS’ REPRESENTATIVES PARENT AND PARTNERSHIP HEREBY EXPRESSLY ACKNOWLEDGE THAT THIS WAIVER IS A MATERIAL INDUCEMENT FOR PARENT, PARTNERSHIP, MEMBERS AND SELLERS’ REPRESENTATIVES TO ENTER INTO THIS AGREEMENT.
     16.7 Binding Effect. This Agreement shall be binding upon and shall inure to the benefit of Parent, Partnership, each Member, each EOC Beneficial Owner, Sellers’ Representatives and the respective heirs, executors, personal representatives, successors and permitted assigns of Parent, Partnership, Sellers’ Representatives, each EOC Beneficial Owner and each Member.
     16.8 Interpretation. As used in this Agreement and required by the context, the singular and plural shall be deemed to include all genders; words importing persons shall include partnerships, corporations and other entities; when reference is made in this Agreement to an Article, Section, Schedule or Exhibit, such reference shall be to an Article, Section, Schedule or Exhibit of this Agreement unless otherwise indicated; and the terms “herein,” “hereof” and “hereunder” or other similar terms, refer to this Agreement as a whole and not only to the particular sentence, subsection or section in which any such term may be employed. Whenever in this Agreement the word “including” is used, it shall be deemed to be for purposes of identifying only one or more of the possible alternatives, and the entire provision in which such word appears shall be read as if the phrase “including without limitation” were actually used in the text. The section headings herein are for convenience only and shall not affect the construction hereof. All references to dollars (or the symbol “$”) contained herein shall be deemed to refer to United States dollars. Where any provision in this Agreement refers to action to be taken by any Person, or which such Person is prohibited from taking, such provision shall be applicable whether the action in question is taken directly or indirectly by such Person. Except when used together with the word “either” or otherwise for the purpose of identifying mutually exclusive alternatives, the term “or” has the inclusive meaning represented by the phrase “and/or”. With regard to each and every term and condition of this Agreement, the Parties understand and agree that the same have or has been mutually negotiated, prepared and drafted, and that if at any time the Parties desire or are required to interpret or construe any such term or condition or any agreement or instrument subject thereto, no consideration shall be given to the issue of which Party actually prepared, drafted or requested any term or condition of this Agreement.
     16.9 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the invalid or unenforceable term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the Parties agree that the court making the determination of invalidity or unenforceability shall have the power to reduce the scope, duration, or area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified.
     16.10 Counterparts. This Agreement may be executed and delivered in multiple counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument. It is the express intent of the Parties to be bound by the exchange of signatures on this Agreement via facsimile or electronic mail via the portable document format (PDF). A facsimile or other copy of a signature shall be deemed an original.
     16.11 Third Parties. Except as otherwise expressly stated herein, no provision of this Agreement is intended or shall confer on any Person, other than the Parties (and their successors and permitted assignees), any rights under this Agreement.
     16.12 Schedules and Exhibits. The schedules and exhibits, if any, referenced in this Agreement constitute an integral part of this Agreement and are incorporated herein by reference and made a part hereof. Any information disclosed in a schedule or a section of any such schedule shall be deemed to be disclosed in such other schedules or sections of any such schedule to the extent that the disclosure is reasonably apparent from its face to be applicable to such other schedule or section of any such schedule. Disclosure of any fact or item in any schedule shall not be deemed to constitute an admission that such item or fact is material for the purposes of this Agreement.

     16.13 Time Periods. Any action required hereunder to be taken within a certain number of days shall, unless otherwise provided herein, be taken within that number of calendar days; provided, however, that if the last day for taking such action falls on a Saturday, a Sunday, or a legal holiday, the period during which such action may be taken shall be extended to the next Business Day.
     16.14 Specific Performance. The Parties agree that irreparable damage would occur in the event any of the provisions of this Agreement were not performed in accordance with the terms hereof and that, subject to the terms of Section 11.8, Section 14.3 and this Section 16.14, each of the Parties shall be entitled to specific performance of the terms hereof pursuant to this Section 16.14, in addition to any other remedy at law or in equity. It is accordingly agreed that, subject to the terms and conditions of Section 11.8, Section 14.3 and this Section 16.14, Parent shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement by the Acquired Companies, Members or EOC Beneficial Owners and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled at law or in equity, without the necessity of posting bonds or other undertaking in connection therewith; it being understood and agreed that, notwithstanding the first sentence of this Section 16.14 or anything else in this Agreement to the contrary, Parent’s right to specific performance to require the Acquired Companies, Members or EOC Beneficial Owners to consummate the Closing shall remain subject to the satisfaction (or waiver by the applicable Party) of the conditions to Closing hereunder, expressly including, without limitation, the simultaneous consummation of all of the Other Transactions that have not otherwise previously been consummated in accordance with their terms and, notwithstanding anything in this Agreement to the contrary, to the extent any of the Other Transactions have not previously closed or are not closing simultaneously with a Closing hereunder for any reason, Parent shall not be entitled to specific performance to require the Acquired Companies, Members or EOC Beneficial Owners to consummate the Closing. The Parties further acknowledge and agree that, prior to Closing, the Acquired Companies and Members shall be entitled to an injunction, specific performance and other equitable relief only to enforce specifically the terms and provisions of, and to prevent breaches of, Sections 10.3, 10.4, 10.10 and 10.14 by the Purchaser Parties. Following the Closing, Members and EOC Beneficial Owners shall be entitled to an injunction or other equitable relief to prevent breaches of Article 3 or Section 10.14 of this Agreement by the Purchaser Parties and to enforce specifically the terms and provisions therein, in each case this being in addition to any other remedy to which they are entitled at law or in equity. The Parties acknowledge that in the absence of a waiver, a bond or undertaking may be required by a court and the Parties hereby waive any such requirement of such a bond or undertaking.
[Signature Page Follows.]

     IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date set forth above.

EOP: EOLA OFFICE PARTNERS LLC
By:	/s/ James R. Heistand
	Name:	James R. Heistand
	Title:	Manager

EOC: EOLA CAPITAL LLC
By:	/s/ Rodolfo Prio Touzet
	Name:	Rodolfo Prio Touzet
	Title:	Chief Executive Officer

Signature Page to Contribution Agreement

PARENT: PARKWAY PROPERTIES, INC.
By:	/s/ Steven G. Rogers
	Name:	Steven G. Rogers
	Title:	President and CEO

By:	/s/ Richard Hickson
	Name:	Richard Hickson
	Title:	Executive Vice President & Chief Financial Officer

PARTNERSHIP:

PARKWAY PROPERTIES LP

By:	Parkway Properties General Partners, Inc., general partner

By:	/s/ James M. Ingram
	Name:	James M. Ingram
	Title:	Executive Vice President & Chief Investment Officer

By:	/s/ M. Jayson Lipsey
	Name:	M. Jayson Lipsey
	Title:	Senior Vice President & Fund Manager

Signature Page to Contribution Agreement

MEMBERS:

/s/ Henry F. Pratt, III Name: Henry F. Pratt, III

/s/ James R. Heistand Name: James R. Heistand

/s/ Troy M. Cox Name: Troy M. Cox

/s/ Kyle Burd Name: Kyle Burd

/s/ Scott Francis Name: Scott Francis

BANYAN STREET OFFICE HOLDINGS
LLC, a Florida limited liability company

By: /s/ Rodolfo Prio Touzet
Rodolfo Prio Touzet, Managing Member

EOC BENEFICIAL OWNERS:

/s/ Lorri Dunne Name: Lorri Dunne

/s/ Rodolfo Prio Touzet Name: Rodolfo Prio Touzet

SELLERS’ REPRESENTATIVES,
SOLELY FOR PURPOSES OF
ARTICLE 13:

/s/ Rodolfo Prio Touzet Name: Rodolfo Prio Touzet

/s/ James R. Heistand Name: James R. Heistand
Signature Page to Contribution Agreement